Yum!

Going for greatness around the globe!

Yum! Brands

2006 Annual Customer Mania Report


Yum!

FINANCIAL HIGHLIGHTS

(In millions, except for per share amounts) Year-end	2006	2005	% B/(W) change
Company sales	$ 8,365	$ 8,225	2
Franchise and license fees	1,196	1,124	7
Total revenues	$ 9,561	$ 9,349	2
Operating profit	$ 1,262	$ 1,153	9
Net income	$ 824	$ 762	8
Diluted earnings per common share	$ 2.92	$ 2.55	14
Cash flows provided by operating activities	$ 1,302	$ 1,238	5

AVERAGE U.S. SALES PER SYSTEM UNIT[a]

(In thousands) Year-end	2006	2005	2004	2003	2002	5-year growth[b]
KFC	$ 977	$ 954	$ 896	$ 898	$ 898	2%
Pizza Hut	794	810	794	748	748	2%
Taco Bell	1,176	1,168	1,069	1,005	964	6%

(a) Excludes license units.
(b) Compounded annual growth rate.

TABLE OF CONTENTS


Yum!

With 14% Earnings Per Share (EPS) growth in 2006, we've exceeded our +10% annual target for the fifth straight year, proving the underlying power of our global portfolio of leading brands delivers consistent growth!

Dear Partners,

Our internal rallying cry is to go *for greatness around the globe,* and while we have our challenges, I think you'll see from this report that we are well on our way with a long runway ahead of us.

Fueled by continued profitable international expansion, dynamic growth in China, and our strong and stable U.S. cash generation, I'm pleased to report we achieved 14% Earnings Per Share (EPS) growth in 2006. That's the fifth straight year we've exceeded our +10% annual target, proving the underlying power of our global portfolio of leading brands enables us to deliver consistent double-digit EPS growth. We also demonstrated our global growth by opening over 1,000 new restaurants outside of the U.S. for the sixth straight year in a row—1,181 to be precise. What's more, we are a proven global cash flow generator, providing major shareholder payouts. Specifically, after investing $614 million in capital expenditures to grow our core business, we returned our free cash flow to shareholders with $1 billion in share repurchases—reducing our shares outstanding by 6%—and a 1% dividend yield (a total shareholder payout of 7% when considering dividends and reduction in outstanding shares). Given this overall strong performance, our share price climbed 25% for the full year, and we're especially gratified that our average annual return to shareholders is 15% for this decade.

More importantly, we remain bullish about the future and are confident that we will continue to grow our EPS at least 10% each year. We have four powerfully unique strategies that bolster the sentiment that we are Not Your Ordinary Restaurant Company. Here's how we're going for greatness around the globe:

David C. Novak
Chairman and Chief Executive Officer,
Yum! Brands, Inc.

Not Your Ordinary Restaurant Company!


A&W
KFC
Long John Silvers
Pizza Hut
Taco Bell




1,822
784
KFC
McDonald's

Units in Mainland China


#1

Build Dominant China Brands in Every Major Category!

With KFC and Pizza Hut, we already have the dominant brands in their respective categories in the fastest growing economy in the world, with 1.3 billion people. To prove the point, KFC has 1,822 quick service restaurants compared to 784 for McDonald's, our nearest competitor. Pizza Hut has 254 casual dining restaurants and there is no other substantial casual dining chain in mainland China.

The major factor for our success is that we have an outstanding local team that has worked together for over 10 years to build these brands the right way from scratch. The team started with the vision to become not only the best restaurant company in China, but the best restaurant company in the entire world. I'm proud to say that we are doing just that. I know this sounds like hyperbole, but you have to see it to believe it. Just ask any analyst, investor or consumer who has visited our Chinese restaurants, and they will tell you we are building best-in-class brands and operations. What's more, it's our highest return international equity business, with +20% store level margins and a cash payback on investments of less than two years. We uniquely own our food distribution system that gives us coverage in every major Chinese province. This has allowed us to expand KFC across 402 cities, and bring Pizza Hut to 62 cities. We also have one of the largest real estate teams of any retailer in the world that opened 364 new restaurants in 2006. And we continue to grow our people capability ahead of the business by recruiting and retaining talent with highly sought, well-paying jobs.

The investment in infrastructure has given us an incredible head start to tap an unprecedented opportunity. I liken it to the days when Colonel Sanders, Glen Bell, Dan Carney and Ray Kroc started KFC, Taco Bell, Pizza Hut and McDonald's, creating category leading brands in the U.S. that today regularly serve 300 million consumers at over 30,000 U.S. restaurants. The Chinese middle class already represents the size of the entire U.S. population, with 300 million urban customers who can afford our food. Make no mistake, we are the pioneers on the ground floor of a booming category in a growing mega market and we fully expect to capitalize on the total opportunity.

That's why our goal is to build dominant restaurant brands in every significant category. So in addition to KFC and Pizza Hut casual dining, we've recently developed and are successfully expanding Pizza Hut Home Service. We've also created our own quick service restaurant chain, East Dawning, tailored to the local favorites of the Chinese customer. We are offering affordable great-tasting Chinese food in appealing facilities that separate us from local competition. Our team is convinced that we will make East Dawning a success and believe long-term it could be our highest potential concept because—guess what? Chinese people like to eat Chinese food!

Since I'm always asked how big we think we can be in China, I'll give you my crystal ball answer: We're in the first inning of a nine-inning baseball game. We clearly have a long runway


Pizza Hut
Great Restaurants!



China is our highest return international equity business with +20% store level margins!


Yum!

Some day, we believe we'll have more restaurants and profits in China than in the U.S.

for growth in mainland China. We believe KFC can be every bit as big in China as McDonald's is in the U.S., achieving 15,000+ units; Pizza Hut Casual dining can equal the casual dining leader in the U.S., Applebee's, achieving 2,000+ units; Pizza Hut Home Service can equal category-leader Domino's in the U.S., achieving 5,000+ units; and East Dawning is tapping into the Chinese equivalent of the hamburger category. So who knows how high is up? In total, we believe we have the potential for over 20,000 units down the road. Of course, as my father has pointed out to me many times, potential means you haven't done it yet, but that's what has us so excited. It's out there for us to go do!

With all the optimism in China, the other question I get is "What can go wrong?" Well, in the past three years, we have weathered SARS, the avian flu, and an ingredient supply issue, with each having significant negative impacts. Of course, events like these are always a possibility. One thing I'm sure of is we will undoubtedly have our ups and downs, but as I said last year, and I'll say it again, there is no doubt in my mind that one day we will have more restaurants and more profits in China than we do in the U.S. We will continue to push the pedal to the metal in this great country.

CHINA DIVISION KEY MEASURES: +20% OPERATING PROFIT GROWTH; +18% SYSTEM SALES GROWTH; 400 NEW UNITS/YEAR.

#2

Drive Profitable International Expansion!

Yum! Restaurants International (YRI) had one of its best years ever in 2006, delivering system sales growth of +9% and operating profit growth of +12%, both in local currency and excluding last year's extra 53rd week. This resulted in YRI achieving record operating profit of $407 million. YRI operates in over 100 countries and territories outside of China and the U.S., and we have averaged about 4% net new unit development annually. The great thing about YRI is that 85% of the business is owned and operated by franchisees who are generating almost $500 million in franchise fees, requiring very little capital on our part, and opening up 90% of the new restaurants.

As with China, YRI has a huge upside in terms of international expansion. KFC and Pizza Hut already are global brands. Yet we only have 6,600 KFC and 4,700 Pizza Hut restaurants in countries that have a combined population of four billion people—so obviously that's got long-term global growth written all over it.

There's no question YRI is a diverse, high-return business. Witness the fact that we opened 785 new traditional restaurants across six continents last year. That's the seventh straight year of this level of new unit growth. We're focused on profitably driving international expansion in three global arenas—franchise-only markets, established company-operations markets, and emerging, underdeveloped markets with huge populations.

When you examine our franchise business, these restaurants generated franchise fee growth of 11% in 2006, in local currency and excluding the 53rd week. I want to especially recognize some great franchise business units for their exceptional system sales growth in 2006: Asia +10%, Caribbean/Latin America +13%, Middle East/Northern Africa +19%, and South Africa +25%.

The single biggest competitive advantage we have at YRI is that we already have our global infrastructure in place with over 750 dedicated franchisees. Our only major competitor is McDonald's. And when you think about the future, this gives us a great head start because it takes an enormous amount of time and money to really establish our brands on an international basis. In fact, other major


Детский Обед

YRI is a diverse, high-return business, opening 785 new traditional restaurants across six continents last year.


KFC

U.S. restaurant brands have tried and failed to expand internationally. Consequently, we don't expect most U.S. competitors to have significant international businesses for a long time to come.

We continue to focus our company ownership in markets where we generate significant returns and profitable unit growth. I was particularly pleased in 2006 to announce that we purchased the remaining 50% interest in 544 Pizza Hut restaurants in the United Kingdom from Whitbread, PLC. Pizza Hut is the leader in casual dining in the U.K., which historically has been one of our strongest markets. While KFC is very strong and profitable in the U.K., Pizza Hut has had some challenges in recent years with our joint venture structure, and we are confident that we will be able to right the ship. We have already established a new management team that's bringing new energy to the business. I'd also like to congratulate our Australia and Mexico teams on their ability to continue to drive consistent profit growth. South Korea continues to underperform and we are working aggressively to turn the business around.

We are also vigorously pursuing growth in big, underdeveloped Yum! markets. We're very proud that a consumer survey last year in *The Economic Times* ranked Pizza Hut in India, with 127 units, as the *#1 most trusted brand* among 21 to 40 year olds. We also have had early success opening 21 KFCs in India featuring not only our delicious chicken, but also a local vegetarian menu. In Russia, we have gained immediate strength and scale by partnering with Rostik's, the country's number one fast food chicken chain, giving us about 100 restaurants overnight. (By the way, it took us ten years to develop 100 restaurants in China and India.) We've begun to convert those restaurants to KFCs and the business is promising. We're also making significant progress in other European markets where McDonald's has a huge profit base. You might be surprised to learn that our very highest KFC unit volumes in the world are in France. We're basically on the ground floor of these emerging markets, and we've established the infrastructure and people capability to build on our initial success.

One question we're always asked by customers around the world is "When will we get Taco Bell?" We've just begun executing our strategy to take Taco Bell global. Our plan is to open new restaurants in Mexico, the Middle East, India, Japan, Canada and the Philippines over the next couple of years. Whereas Pizza Hut and KFC brought U.S. brands to established categories, chicken and pizza, our task is much more difficult with Taco Bell because we have to establish the Mexican food category and the brand, both of which are unfamiliar in most countries. We will learn as we go and look forward to reporting on our progress.

INTERNATIONAL DIVISION KEY MEASURES: +10% OPERATING PROFIT GROWTH; +5% SYSTEM SALES GROWTH; 750 NEW UNITS/YEAR.

#3

Improve U.S. Brand Positions & Returns

The foundation of our company is in our portfolio of category-leading U.S.-based brands. These brands have demonstrated outstanding economics on a stand-alone basis, and our U.S. business is very stable. We have averaged 2% profit growth the past five years, and in 2006, we generated over $1 billion in operating cash flow.


Great
Brands!




We continue to focus our company ownership in markets where we generate significant returns and profitable unit growth.



The biggest single advantage in the U.S. is that we already have 18,000 under-leveraged restaurants. When you look at the highest performing ones, the volumes are almost twice what our system averages are!

Nevertheless, we think we should do much better and we are falling short of our goal to grow profits 5% every year. Our number one challenge is to improve U.S. profitability and returns.

Later in this report, each of our brand presidents will tell you how they are making their brands more powerful by building even more relevance, energy and differentiation for our customers. Both Taco Bell and KFC are coming off steady performances, up 1% each in same store sales after stellar performance in 2005. Our most urgent challenge is to turn around Pizza Hut, which was down 3% in same store sales and a drag on our overall U.S. profits. We are in a transition phase with Pizza Hut and expect to see both same store sales and profit growth improve in 2007 as the year progresses.

I'm particularly proud of the Taco Bell team for weathering a produce supply incident impacting our restaurants in the Northeast during December. Brands can go either forward or back on how they deal with a crisis, and our customers told us we did a very good job. As we move ahead, Taco Bell will be leading the industry by requiring our suppliers to test produce at the farm level, in addition to the testing already being done by the produce processors. This additional precaution will enhance our stringent food safety standards for all our brands and give our customers added assurance that our produce is as safe as possible.

Taco Bell is the second most profitable quick service restaurant brand in the U.S. after McDonald's. Given the enormous progress we have made at Taco Bell over the last five years, we are now in the position to open a significant number of stand-alone Taco Bells along with KFC/Taco Bell multibranding units. We are achieving positive net new unit growth at Taco Bell and are targeting to do the same across our entire U.S. business by 2009. McDonald's has 14,000 traditional units in the U.S. and we only have 5,000 traditional Taco Bells and 5,000 KFCs, so there's plenty of virgin territory. We also continue to develop Long John Silver's and A&W All American Food for multibrand expansion, although we are still working on improving the appeal of both brands.

I think the biggest single advantage that we have in the U.S. is that we already have 18,000 under-leveraged restaurants. Just think of the investment it would take today to establish that level of asset base. The good news is we don't have sales capacity constraints, and we are continuously remodeling or replacing existing restaurants with new image decors to make them more contemporary and relevant. When you look at the top 10% of our highest performing restaurants, the volumes are almost twice what our system averages are. So clearly we can sell a lot more pizzas, a lot more tacos, and a lot more chicken. Strategically, we are pursuing daypart and menu extensions, testing breakfast, late night, desserts and new beverages to leverage our huge asset base. Recently, we've opened our 1,000th WingStreet multibranding concept with Pizza Hut, delivering to our customers a delicious line of branded chicken wings, while driving incremental sales and profits.

In addition to pursuing operations improvement, and new unit growth, we continue to pursue refranchising. I've talked about this concept since we started our company. If we can run our stores well and provide great returns to our shareholders, we'll own the restaurants. If our company operations are not getting margins that well-exceed our cost of capital, we'll refranchise our restaurants to franchisees who can do a better job of running them. Our 2008 target is to go from 23% total U.S. company ownership today to about 17%, which will help improve returns and overall operation of our restaurants.

U.S. BRAND KEY MEASURES: 5% OPERATING PROFIT GROWTH; 2–3% BLENDED SAME STORE SALES GROWTH.



More than 1,000,000 great Customer Maniacs around the world put a smile on customers' faces every day!

Great People!



#4

Drive High ROIC & Strong Shareholder Payout

Yum! has been able to generate an 18% Return On Invested Capital (ROIC), which we believe is the best in the industry. We have been able to do this by investing in our high-return China and YRI businesses, while simultaneously exiting low return businesses through refranchising. This capital allocation strategy has allowed us to maintain our capital expenditure within a steady range of $600–650 million over the last three years.

Our businesses in China, YRI and the U.S. all generate significant free cash flow, and in 2006 we generated over $1.3 billion in cash from operations. We are committed to returning significant cash to our shareholders. In 2006, we reduced our outstanding shares by 6%, while also paying a 1% dividend. In December, we announced we will double our dividend yield to about 2% and expect to reduce our shares outstanding through buybacks by another 3–4% in 2007. I think it's safe to say there are not many companies doing this.

ROIC AND STRONG SHAREHOLDER PAYOUT KEY MEASURES: 18% ROIC; 3–4% REDUCTIONS OF SHARES OUTSTANDING; 2% DIVIDEND TARGET.

Key to Global Greatness: Our Customers Must See Us as Great!!!

I'm proud of our over one million Customer Maniacs but we'll never be great until our customers think we truly run great restaurants. As much as I hate to admit it, we rank behind many of our competitors at making customers happy here in the U.S., and behind McDonald's in most countries. That's why we continue to focus on Customer Mania. We have improved our 100% CHAMPS scores from 45% to 57% the past 3 years, but that still means we don't get it completely right 43% of the time (CHAMPS stands for Cleanliness, Hospitality, Accuracy, Maintenance, Product Quality and Speed with Service). We can and must do better.

Going forward, we continue to be galvanized around building what we call the Yum! Dynasty, with the result being one of the world's most consistent and highest performing companies. On the next page, you can see the road map we've laid out for Dynasty-like performance, along with handwritten comments I always include in my New Year's letter to restaurant teams. I'm confident we will continue our march toward greatness because of the powerful culture we have created. It's a diverse, results-oriented, high-energy, people-capability-first environment, that is centered on spirited recognition that drives performance. Our culture allows us to retain and recruit the best and the brightest. Additionally, we are building process and discipline around the things that really matter in our restaurants, and are sharing our global best practices — and getting better and better every year.

I'd like to thank our dedicated team members, restaurant managers, franchise partners and outstanding board of directors. Believe me, our people are focused on going for greatness all around the globe.

Yum! to You!



David C. Novak
Chairman and Chief Executive Officer

Great Results!



Our formula for success is working. When we put people capability first, then we satisfy more customers — and profitability will follow!





CUSTOMER MANIACS!

Beat Year Ago!

the yum! dynasty model

At Least 10% EPS Every Year

EVERYONE COUNTS!

Our Passion

The customer is why we have great jobs!

Customer Mania act as ONE SYSTEM to put a YUM on customers' faces around the world!

Our Formula for Success

Right People Capability First... satisfied customers and profitability follow.

This is how we WIN!!

How We Lead

Job #1 1 Be a Customer Maniac
2 Know and Drive the Business
3 Build and Inspire Align Teams

Smart with Heart!!

INNOVATE!

EXECUTE!

How We Win

Be the best at providing customers branded restaurant choice... multibranding great brands.

Grow KFC-TB Wingstreet!

More Opportunity Than Anyone!!

- Run Great Restaurants
- Differentiate the brands in everything we do
- Drive explosive global expansion
- Convert cash flow into high value

100% HAMPS WITH A YES!

YRI, China & U.S.

Act Like Owners

How We Work Together

Our HWWT Leadership Principles
Our Franchise Partnership Pact

YOU MAKE IT HAPPEN!

Yum to You!

Going for greatness in China!

We know how to build brands. And since we opened our first KFC in Beijing in 1987, we've done just that, growing the business dramatically over the last 20 years. KFC continues to be the #1 quick service restaurant brand and the largest and fastest growing restaurant chain in China today with over 1,800 restaurants. *Pizza Hut* remains the #1 casual dining brand in China with about 260 restaurants and we're on target for even stronger growth going forward.

We're absolutely poised for GOING FOR GREATNESS IN CHINA. Our number one goal is to build dominant restaurant brands in every significant category and we're well on the road. In 2005 we launched the East Dawning brand — the Chinese solution to KFC. And we're successfully expanding our *Pizza Hut* Home Service. Our single biggest advantage is our outstanding local leadership team, one that knows how to build brands relevant to our Chinese customers. We invested early in our supply chain and have a national distribution system that we own and control. Category-leading brands, a highly educated workforce, best-in-class operations and logistics capability, outstanding tenured leadership teams, and a proven track record mean we are more confident than ever that we will be the best restaurant company not only in China, but in the world!



Sam Su
President, Yum! China Division
(Mainland China, Thailand, and KFC Taiwan)


OPEN
2000+
Restaurants!

We're bringing the West to the East!

We opened nearly 400 KFC and Pizza Hut restaurants in 2006 — more than one new restaurant every day! With 2000+ KFC and Pizza Hut restaurants in 402 cities and provinces across mainland China, we're going for greatness in China and we're on the ground floor!









Yum! China generated $290 million in operating profit and over $1.6 billion in revenue!




www.pizzahut.com.cn



4008-123-123

We believe we'll have more restaurants and profits in China than in the U.S.

Over time, we plan to open at least 20,000 restaurants in mainland China!

Going for greatness around the world!

Our International Division (YRI) had one of its best years ever in 2006! Operating profits were $407 million, up an impressive 12%* over prior year and system sales grew a record 9%* thanks to innovative marketing, improved operations and profitable new unit expansion. Net restaurants grew 3% as we opened 785 new traditional restaurants, the seventh consecutive year over 700!

As pleasing as these results may be, there is even more cause for excitement as we continue to invest behind the huge growth potential of our international business. For instance, in India, Yum! is now the largest and fastest growing restaurant company. Ten new KFCs and 17 new Pizza Huts were added in this vibrant economy in 2006 and the unit volumes have been very encouraging. Our Russia business is progressing nicely as well. Thirty units were converted to the Rostik/KFC brand and the menu changes were enthusiastically welcomed by consumers. The KFC France business continues to grow and enjoys the highest unit volumes of any KFC business in the world. Good progress has also been made on plans to further expand Taco Bell in our international markets.

YRI is an extraordinary growth story. The combination of powerhouse brands, true global scale, a large, diverse and experienced organization and a track record of consistent growth makes YRI a truly exceptional restaurant company. More important, no one is better positioned to exploit the massive opportunities created by the economic expansion occurring all over the world. You can count on us to go after these opportunities with a vengeance.



Graham Allan
President, Yum! Restaurants International

*In local currency and excluding the 53rd week.


Great
restaurants
start with great
brands!

We are #1 in four food categories! With leadership positions in the chicken, pizza, Mexican-style food and quick-service seafood categories, we continue to show the world the power of our portfolio. We have dedicated leadership teams focused on creating brands that stand for something unique and different in the marketplace. Our brands represent a promise we make to our customers at every meal in every restaurant. The way we differentiate them makes us unique in the hearts and minds of the people we are fortunate enough to serve. With over 1,000,000 Customer Maniacs around the world putting smiles on our customers' faces, we like to think of our restaurants as over 34,000 chances to bring our brand promises to life!


KFC

Record operating profits of $407 million!

Serving 4 billion customers in over 100 countries and territories!

A high-return,
cash-rich business —
setting new records
every year!


OPEN

700+
new store
openings across
six continents!

We're leading the way around the world!

YRI now manages over 11,700 traditional restaurants in over 100 countries and territories, 85% of which are operated by some 750 franchise partners. Leveraging their local knowledge, their passion for excellence and the unique competitive strength of Yum!'s brands, franchise and license fees have averaged 14% annual growth over the last five years.

OPEN

#1

in four food categories!


Kentucky
Fried
Chicken



For more than 50 years, our purpose has remained the same — to make great meals so our custom ers don't have to — but in a way that's relevant to them today.

Take mom, for example. We have been helping moms escape from their kitchens since 1952. Even though mom faces a new reality today — she works full time and is a master at multitasking — she still sees value in family dinnertime. And she knows Kentucky Fried Chicken can pre vent dinnertime from disappearing in her home.

But moms aren't the only customers who know that a real meal still matters at KFC. With our KFC Famous Bowls, customers love getting all of their favorites — mashed potatoes, sweet corn, all white meat crispy chicken, our signature gravy and three cheese blend — layered together in one place. Incredi-bowl!

Plus, we launched two new flavors of our customers' favor ite 99¢ sandwich — the Ultimate Cheese and Buffalo KFC Snackers — creating ever more Snacker Backers. With our franchise partners, we are continuing to invest in remodeling restaurants and to innovate around even more new products.

And the Colonel, already one of the most recognized icons in the world, was voted America's favorite advertising icon, earning his way onto the Walk of Fame as the first real person to achieve this recognition. What's more, we revealed the Colonel's fresh new look by creating the first logo visible from space.

But it was our announcement last October that proved our lead ership in the industry, a move to a zero grams trans fat cooking oil for all fried products that doesn't compromise the taste of our world famous chicken.

With three new product launches, two record sales weeks, a new look for the Colonel, a zero grams trans fat cooking oil and restaurant teams showing their southern hospitality spirit more than ever before, 2006 was indeed a finger lickin' good year in Chicken Capital U.S.A.



Gregg Dedrick

President and Chief Concept Officer, KFC



Taco Bell is a brand *Where Left of Center Feels Right*. 2006 marked our fifth consecutive year of positive same store sales growth, and it's largely due to our unique People, Products, Promotions and Processes.

We encourage our people to let their personalities shine through, and it's great to see so many Restaurant General Managers (RGMs) inspiring their teams to success in their own special style.

Our food also continues to be uniquely Taco Bell. The innovative Crunchwrap Supreme® permanently joined our existing line-up of Mexican-inspired products, like our delicious Grilled Stuft Burritos, signature Quesadillas and wide variety of Big Bell Value Menu® items. And we're very excited about our recent offering of Steak Grilled Taquitos — just one of the many new THINK OUTSIDE THE BUN® products for 2007.

We're also continuing to THINK OUTSIDE THE BUN® with cre ative promotions. In 2006, we launched Taco Bell's twist on Late Night — Fourthmeal — the meal between dinner and breakfast. To drive the success of this important day part, we integrated in-restaurant merchandising, website commu nications, television and online advertising.

Having fun and delighting customers is very important at Taco Bell. We're equally committed to improving our One System Operating Platform, which is a key enabler to our RGMs and their teams, driving more consistent execution and even greater Customer Mania.

By continuing to THINK OUTSIDE THE BUN® and innovate around our People, Products, Promotions and Processes, we'll drive Customer Mania in 2007 and achieve beat year-ago results.

Taco Bell...*Where Left of Center Feels Right!*



Greg Creed

President and Chief Concept Officer, Taco Bell

We're focused on one thing: building category-leading brands. Each of our brands has tremendous heritage and great strengths and we're making them even more powerful by building greater relevance, energy and differentiation for our customers. We're not only leading the industry in innovation but we're also accelerating that innovation by sharing best practices throughout our system. In 2006, we drove steady progress in our domestic business with 3% growth in operating profit*, while generating $1 billion in operating cash flow.

With over 18,000 company and franchised restaurants in the U.S., we're focused on constantly improving upon our brand positions and returns. Overall, we have the leaders in place to drive sustainable sales and profit performance in our U.S. business, and we're working hard to bring our brand essence to life for our customers in every restaurant, every transaction, every day.

*Excluding the 53rd week.



Emil Brolick
President U.S. Brand Building, Yum! Brands


Pizza Hut

2006 was a year of repositioning at Pizza Hut. Much of the year, our team worked to identify critical customer issues and opportunities. We retuned the way we innovate new products. And we drove home the principles of Yum! Insight Marketing, to set up stronger results for 2007 and beyond.

We had some bright spots with the introduction of two very successful new products. The first—Cheesy Bites Pizza®—is the latest in our tradition of innovating pizza products that customers can't get anywhere else! And in the fall of 2006, we launched the very successful Sicilian Lasagna Pizza. It brought America's favorite pasta flavors together, but...on a pizza!

We've really grown our WingStreet brand, recently opening our 1,000th unit. We taste great—WingStreet won first place in the Best Traditional Medium Wing Sauce category in the annual National Buffalo Wing Festival! And in 2006, we developed and successfully tested a dine-in co-branded facility that will allow us to sell WingStreet in many of our dine-in Pizza Hut restaurants. We're already the biggest wing brand and over the next several years, we plan to take WingStreet into a dominating national presence.

And we made it easier for customers to order, by retooling and expanding our ability to take Internet orders. 2007 will be the first year that all Pizza Huts that deliver—almost 5,000 units—will be able to provide Internet service.

Most important, we began the work to become the best in the Pizza Category at satisfying our customers' needs. Our operators are totally focused on what customers tell us they want from their favorite pizza company—no-hassle ordering, and pizzas that are delivered hot, fresh, and when customers want them.

I am proud of the work we did to lay the foundation for 2007. We'll continue to execute against our game plan with our new brand positioning: We are, after all, **America's Favorite Pizza**—we give you *more* of everything you love about pizza!



Scott Bergren
President and Chief Concept Officer, Pizza Hut


KFC

**Chicken Capital
U.S.A.**






think outside the bun
Grilled


TACO
BELL

Think Outside
the Bun


Pizza Hut
America's Favorite Pizza




Customer satisfaction hotline:
1-800-948-8488
Check out: www.pizzahut.com


Customer satisfaction hotline:
1-800-948-8488




Long John Silver's

A&W All American Food

LONG JOHN SILVER'S Since 1969, Long John Silver's has been bringing families together with our delicious, signature battered fish and shrimp. As the leader of the Quick Service Restaurant Seafood category, we continue to satisfy customers with great, new quality products like our delicious Buttered Lobster Bites, reinventing seafood for the way people eat today.

A&W ALL AMERICAN FOOD has been serving "hometown" favorites for over 88 years. With real jukebox music and a frosty mug of our signature A&W Root Beer Floats, our customers love the nostalgia as much as our delicious 100% U.S. beef burgers, Coney dogs, french fries and Sweets & Treats menu. C'mon in and have some fun!

A&W All American Food

A great culture starts with great people!

As we approach our 10th anniversary as a company, we want our shareholders to know that over 1,000,000 Customer Maniacs around the globe have made a commitment — together as one system, company and franchise alike — to building an operating culture that revolves solely around our passion for serving customers. We have a vision for greatness that is founded on our belief in building the capability of our people first and driven by our desire to achieve dynasty-like performance. We're proud of the fact that our Customer Mania mindset and behavior is coming to life in every aspect of our business, from recruiting and training to our operations. Our goal is to make sure that every customer experiences the type of branded service for which our brands want to be famous.

As Customer Maniacs we are committed to executing the basics — CHAMPS — our core program for training, measuring and rewarding employee performance against key customer metrics. We know that when we're running great restaurants and are 100% focused on satisfying our customers, we're driving consistent performance year after year. And we won't be satisfied until we have 100% CHAMPS execution and Same Store Sales Growth in every restaurant! Turn the page to meet some of the best Customer Maniacs from around the world who are putting smiles on customers' faces and are consistently executing the basics with a daily intensity that is driving the business.



Peter Hearl
Chief Operating and Development Officer, Yum! Brands

h

a

Cleanliness

Make it shine! That's what KFC RGM Manish Patel tells his team. "I take personal accountability for keeping the restaurant clean and bright for my customers," he says. He uses the company's "Cleaning Captain" program and that person spends the first two hours of each day keeping his restaurant sparkling. That dedication is paying off too! In 2006, Manish was named KFC's RGM of the Year for his strong CHAMPS scores and his solid sales growth!

Manish Patel, KFC
Aurora, Illinois

Hospitality

Letting the customer know that they come first. That's how LJS/A&W RGM Kris Jaccard defines hospitality. And that's how she and her team practice it, too. It pays off. Her CHAMPS scores averaged around 90% in 2006. "We have fun," Kris says, "and I think when the team is happy, the customers are happy. It shows." Kris has been keeping the customer top of mind for 15 years with franchisee BNC Food Group. Hers is designated a "training restaurant," and she is also a Training Coach.

Kris Jaccard, LJS/A&W
Austin, Texas

Accuracy

Accuracy for this outstanding RGM means serving delicious food the right way every time, and that's just what the team at KFC RGM Liu Bing Zhi's restaurant does regularly. "The key focus is putting a smile on our customers' faces and making sure their orders are correct," he says. "We treat our customers like old friends because they are most important to us." In-store surveys help the team stay focused on their customers' needs and keep their CHAMPS scores in the 90% plus range—while growing sales!

Liu Bing Zhi, KFC
Beijing, China


Grow
YTD 2006
Overall BSC Champ
TEAM Y200170

Maintenance

Displaying a high-energy attitude, Pizza Hut RGM Don Bryant keeps his eye on all parts of the business — and making sure customers don't have a bad experience because something isn't working right is very important. This 20-year veteran and his team drove sales up 25% last year, making his restaurant number one in sales and profits for all of franchisee RAGE's restaurants. Add to that an overall CHAMPS score of 95% and a CHAMPS Excellence Review of 99.5% and you can see that Don is a true Customer Maniac.

Don Bryant, *Pizza Hut*
Middlesboro, Kentucky

Product Quality

Perfect tacos every time. That's what Taco Bell company RGM of the Year Ramona Urena delivers in her restaurant. "We weigh every item and follow all of Taco Bell's procedures," she says. Ramona has been with Taco Bell for 14 years and she knows that customers expect their orders to be perfect and the quality of the product to be as high as possible. She and her team deliver both. "They're not coming in just because the value is right," she says. "That may be a consideration, but they're coming in because they know they'll get great food." Customers must be well satisfied at Ramona's restaurant because she and her team drove her overall CHAMPS scores to 97% in 2006.

Ramona Urena, Taco Bell
Oceanside, New York

Speed with Service

Things move fast in the five restaurants that Mejid Mamdouh oversees in Paris—so much so that one of them is the highest grossing KFC restaurant in the world! But Mejid always stays calm in the storm of activity. This veteran started as a crew member in 1993 and his outstanding coaching skills and CHAMPS performance over the years demonstrate that he is a unique leader. Big businesses are built on people like Mejid. And this Customer Maniac has one simple credo: put people capability first, then satisfied customers and profitability will follow!

Mejid Mamdouh, KFC
Paris, France



Don,
Fantastic
Sales Growth —
you're leading
the way in
growing the business!
Thanks a million,
your Pizza Pal,
Scott Bergren
GILBER

Global Facts

great results!



Consistency of Performance, Global Growth, and Cash Generation. In 2006, Yum! further built upon its track record in these three important areas. In 2006, EPS grew 14%, the fifth straight year we exceeded our target of double-digit growth. Our track record for global growth continued as we opened nearly 1,200 new international restaurants, exceeding the 1,000 milestone for the sixth consecutive year. Over the past three years, Yum! has added more restaurants outside the U.S. than any other company — more than McDonald's and more than Starbucks. In 2006, we also generated a lot of cash. In fact, Yum! again generated over $1 billion that we returned to shareholders through share buybacks and dividends. We will strive to make consistent financial performance, strong global growth, and impressive cash generation key trademarks for Yum! while we "Go for Greatness Around the Globe." **Rick Carucci, Chief Financial Officer, Yum! Brands, Inc.**

WORLDWIDE SALES

(in billions)	2006	2005	2004	2003	2002	5-Year Growth[a]
UNITED STATES						
KFC						
Company sales	**$ 1.4**	$ 1.4	$ 1.4	$ 1.4	$ 1.4	–
Franchisee sales [b]	**3.9**	3.8	3.6	3.5	3.4	4%
PH						
Company sales	**$ 1.4**	$ 1.6	$ 1.6	$ 1.6	$ 1.5	(1%)
Franchisee sales [b]	**3.8**	3.7	3.6	3.5	3.6	1%
TACO BELL						
Company sales	**$ 1.8**	$ 1.8	$ 1.7	$ 1.6	$ 1.6	5%
Franchisee sales [b]	**4.5**	4.4	4.0	3.8	3.6	5%
LONG JOHN SILVER'S [c]						
Company sales	**$ 0.4**	$ 0.5	$ 0.5	$ 0.5	$ 0.3	NM
Franchisee sales [b]	**0.4**	0.3	0.3	0.3	0.2	NM
A&W [c]						
Company sales	**$ –**	$ –	$ –	$ –	$ –	NM
Franchisee sales [b]	**0.2**	0.2	0.2	0.2	0.2	NM
TOTAL U.S.						
Company sales	**$ 5.0**	$ 5.3	$ 5.2	$ 5.1	$ 4.8	1%
Franchisee sales [b]	**12.8**	12.4	11.7	11.3	11.0	3%
INTERNATIONAL						
KFC						
Company sales	**$ 1.1**	$ 1.1	$ 1.0	$ 0.9	$ 0.9	8%
Franchisee sales [b]	**5.7**	5.2	4.7	4.1	3.6	10%
PIZZA HUT						
Company sales	**$ 0.7**	$ 0.6	$ 0.7	$ 0.5	$ 0.5	7%
Franchisee sales [b]	**3.1**	3.0	2.6	2.4	2.2	9%
TACO BELL						
Company sales	**$ –**	$ –	$ –	$ –	$ –	NM
Franchisee sales [b]	**0.2**	0.2	0.2	0.1	0.2	16%
LONG JOHN SILVER'S [c]						
Company sales	**–**	–	–	–	–	NM
Franchisee sales [b]	**–**	–	–	–	–	NM
A&W [c]						
Company sales	**–**	–	–	–	–	NM
Franchisee sales [b]	**0.1**	0.1	0.1	0.1	–	NM
TOTAL INTERNATIONAL						
Company sales	**$ 1.8**	$ 1.7	$ 1.7	$ 1.4	$ 1.4	7%
Franchisee sales [b]	**9.1**	8.5	7.6	6.7	6.0	10%
CHINA						
KFC						
Company sales	**$ 1.3**	$ 1.0	$ 0.9	$ 0.8	$ 0.6	20%
Franchisee sales [b]	**0.8**	0.7	0.6	0.5	0.3	22%
PIZZA HUT						
Company sales	**$ 0.3**	$ 0.2	$ 0.2	$ 0.1	$ 0.1	NM
Franchisee sales [b]	**–**	–	–	–	–	NM
TOTAL CHINA						
Company sales	**$ 1.6**	$ 1.2	$ 1.1	$ 0.9	$ 0.7	23%
Franchisee sales [b]	**0.8**	0.7	0.6	0.5	0.3	21%
TOTAL WORLDWIDE						
Company sales	**$ 8.4**	$ 8.2	$ 8.0	$ 7.4	$ 6.9	5%
Franchisee sales [b]	**22.7**	21.6	19.9	18.5	17.3	6%

(a) Compounded annual growth rate; totals for U.S., International and Worldwide exclude the impact of Long John Silver's and A&W.
(b) Franchisee sales represents the combined estimated sales of unconsolidated affiliate and franchise and license restaurants. Franchisee sales, which are not included in our Company sales, generate franchise and license fees (typically at rates between 4% and 6%) that are included in our revenues.
(c) Beginning May 7, 2002, includes Long John Silver's and A&W, which were added when we acquired Yorkshire Global Restaurants, Inc.

WORLDWIDE SYSTEM UNITS

Year-end	2006	2005	% B/(W) Change
Company	7,736	7,587	2%
Unconsolidated affiliates	1,206	1,648	(27%)
Franchisees	23,516	22,666	4%
Licensees	2,137	2,376	(10%)
Total	34,595	34,277	1%

Year-end	2006	2005	2004	2003	2002	5 Year Growth[a][b]
UNITED STATES						
KFC	5,394	5,443	5,525	5,524	5,472	–
Pizza Hut	7,532	7,566	7,500	7,523	7,599	–
Taco Bell	5,608	5,845	5,900	5,989	6,165	(3%)
Long John Silver's	1,121	1,169	1,200	1,204	1,221	NM
A&W	406	449	485	576	665	NM
Total U.S. [b]	20,061	20,472	20,610	20,822	21,126	(1%)
INTERNATIONAL						
KFC	6,606	6,307	6,084	5,944	5,698	4%
Pizza Hut	4,788	4,701	4,528	4,357	4,249	3%
Taco Bell	236	243	237	247	261	–
Long John Silver's	35	34	34	31	28	NM
A&W	238	229	210	183	182	NM
Total International	11,903	11,514	11,093	10,762	10,418	3%
CHINA						
KFC	2,258	1,981	1,657	1,410	1,192	19%
Pizza Hut	365	305	246	204	182	20%
Taco Bell	2	2	1	1	–	NM
A&W	–	–	–	–	6	NM
Total China [d]	2,631	2,291	1,905	1,615	1,380	19%
Total [c][d]	34,595	34,277	33,608	33,199	32,924	1%

(a) Compounded annual growth rate; total U.S., International and Worldwide excludes the impact of Long John Silver's and A&W.
(b) Compounded annual growth rate excludes the impact of transferring 30 units from Taco Bell U.S. to Taco Bell International in 2002.
(c) Includes 6 and 4 Yan Can units in 2003 and 2002, respectively.
(d) Includes 6 units, 3 units and 1 unit in 2006, 2005 and 2004, respectively, for an Asian food concept in China.

BREAKDOWN OF WORLDWIDE SYSTEM UNITS

Year-end 2006	Company	Unconsolidated Affiliate	Franchised	Licensed	Total
UNITED STATES					
KFC	1,023	–	4,287	84	5,394
Pizza Hut	1,453	–	4,757	1,322	7,532
Taco Bell	1,267	–	3,803	538	5,608
Long John Silver's	460	–	661	–	1,121
A&W	9	–	397	–	406
Total U.S.	4,212	–	13,905	1,944	20,061
INTERNATIONAL					
KFC	750	354	5,446	56	6,606
Pizza Hut	1,011	207	3,476	94	4,788
Taco Bell	–	–	194	42	236
Long John Silver's	1	–	33	1	35
A&W	–	–	238	–	238
Total International	1,762	561	9,387	193	11,903
CHINA					
KFC	1,414	645	199	–	2,258
Pizza Hut	340	–	25	–	365
Taco Bell	2	–	–	–	2
Total China [a]	1,762	645	224	–	2,631
Total [a]	7,736	1,206	23,516	2,137	34,595

(a) Includes 6 units in 2006 for an Asian food concept in China.

Yum! Brands at-a-glance

U.S. SALES BY BRAND | **BY DAYPART** | **BY DISTRIBUTION CHANNEL**


KFC



Dinner 56% · Lunch 36% · Snacks/Breakfast 8%



Dine Out 79% · Dine In 21%


Pizza Hut



Dinner 63% · Lunch 28% · Snacks/Breakfast 9%



Dine Out 75% · Dine In 25%


TACO
BELL



Dinner 42% · Lunch 47% · Snacks/Breakfast 11%



Dine Out 75% · Dine In 25%


Long John
Silver's



Dinner 51% · Lunch 46% · Snacks/Breakfast 3%



Dine Out 63% · Dine In 37%


A&W
All American Food



Dinner 32% · Lunch 44% · Snacks/Breakfast 24%



Dine Out 52% · Dine In 48%

Source: The NPD Group, Inc.; NPD Foodworld; CREST

WORLDWIDE UNITS

2006 (in thousands)

Brand	Units
Yum! Brands	**35**
McDonald's	32
Subway	27
Burger King	11
Domino's Pizza	8
Wendy's	7
Dairy Queen	6
Popeyes	2

Management's Discussion and Analysis of Financial Condition and Results of Operations.

Introduction and Overview

DESCRIPTION OF BUSINESS YUM! Brands, Inc. ("YUM" or the "Company") is the world's largest restaurant company in terms of system restaurants with over 34,000 restaurants in more than 100 countries and territories operating under the KFC, Pizza Hut, Taco Bell, Long John Silver's or A&W All-American Food Restaurants brands. Four of the Company's restaurant brands—KFC, Pizza Hut, Taco Bell and Long John Silver's—are the global leaders in the chicken, pizza, Mexican-style food and quick-service seafood categories, respectively. Of the over 34,000 restaurants, 22% are operated by the Company, 72% are operated by franchisees and unconsolidated affiliates and 6% are operated by licensees.

YUM's business consists of three reporting segments: United States, the International Division and the China Division. The China Division includes mainland China, Thailand and KFC Taiwan and the International Division includes the remainder of our international operations. The China and International Divisions have been experiencing dramatic growth and now represent approximately half of the Company's operating profits. The U.S. business operates in a highly competitive marketplace resulting in slower profit growth, but continues to produce strong cash flows.

STRATEGIES The Company continues to focus on four key strategies:

Build Dominant China Brands The Company has developed the KFC and Pizza Hut brands into the leading quick service and casual dining restaurants, respectively, in mainland China. Additionally, the Company owns and operates the distribution system for its restaurants in mainland China which we believe provides a significant competitive advantage. Given this strong competitive position, a rapidly growing economy and a population of 1.3 billion in mainland China, the Company is rapidly adding KFC and Pizza Hut Casual Dining restaurants and testing the additional restaurant concepts of Pizza Hut Home Service (pizza delivery) and East Dawning (Chinese food).

Drive Profitable International Division Expansion The Company and its franchisees opened over 700 new restaurants in 2006 in the Company's International Division, representing seven straight years of opening over 700 restaurants. The International Division generated over $400 million in operating profit in 2006 up from $186 million in 1998. The Company expects to continue to experience strong growth by building out existing markets and growing in new markets including India, France and Russia.

Improve U.S. Brands Positions and Returns The Company continues to focus on improving its U.S. position through differentiated products and marketing and an improved customer experience. The Company also strives to provide industry leading new product innovation which adds sales layers and expands day parts. We are the leader in multibranding, with over 3,000 restaurants providing customers two or more of our brands at a single location. We continue to evaluate our returns and ownership positions with an earn the right to own philosophy on Company owned restaurants.

Drive High Return on Invested Capital & Strong Shareholder Payout The Company is focused on delivering high returns and returning substantial cash flows to its shareholders via share repurchases and dividends. The Company has one of the highest returns on invested capital in the Quick Service Restaurants ("QSR") industry. Additionally, 2006 was the second consecutive year in which the Company returned over $1.1 billion to its shareholders via share repurchases and dividends. The Company recently announced that it was doubling its quarterly dividend rate for the second quarter, 2007 dividend payment, and now expects to generate an approximate 2% dividend yield.

2006 HIGHLIGHTS

- Worldwide system sales grew by 5% excluding the benefit of the 53rd week in 2005
- Diluted earnings per share increased 14%
- Company restaurant margins increased 1.2 percentage points worldwide and grew in all three reporting segments
- China Division operating profit up a strong 37%
- Mainland China restaurant growth of 18%
- International Division operating profit up 11% excluding the benefit of the 53rd week in 2005
- International Division opened 785 new restaurants
- U.S. Division grew operating profit 3% excluding the benefit of the 53rd week in 2005
- U.S. operating margin increased by 80 basis points to 13.6%

Throughout the Management's Discussion and Analysis ("MD&A"), the Company provides the percentage change excluding the impact of currency translation. These amounts are derived by translating current year results at prior year average exchange rates. We also provide the percentage change excluding the extra week certain of our businesses had in fiscal 2005. We believe the elimination of the currency translation impact and the 53rd week impact provides better year-to-year comparability without the distortion of foreign currency fluctuations or an extra week in fiscal 2005.

This MD&A should be read in conjunction with our Consolidated Financial Statements on pages 54 through 57 and the Cautionary Statements on pages 48 and 49. All Note references herein refer to the Notes to the Consolidated Financial Statements on pages 58 through 80. Tabular amounts are displayed in millions except per share and unit count amounts, or as otherwise specifically identified.



Significant Known Events, Trends or Uncertainties Impacting or Expected to Impact Comparisons of Reported or Future Results

The following factors impacted comparability of operating performance for the years ended December 30, 2006, December 31, 2005 and December 25, 2004 and could impact comparability with our results in 2007.

EXTRA WEEK IN 2005 Our fiscal calendar results in a 53rd week every five or six years. Fiscal year 2005 included a 53rd week in the fourth quarter for the majority of our U.S. businesses as well as our international businesses that report on a period, as opposed to a monthly, basis. In the U.S., we permanently accelerated the timing of the KFC business closing by one week in December 2005, and thus, there was no 53rd week benefit for this business. Additionally, all China Division businesses report on a monthly basis and thus did not have a 53rd week.

The following table summarizes the estimated increase (decrease) of the 53rd week on fiscal year 2005 revenues and operating profit:

	U.S.	International Division	Unallocated	Total
Revenues				
Company sales	$ 58	$ 27	$ —	$ 85
Franchise and license fees	8	3	—	11
Total Revenues	$ 66	$ 30	$ —	$ 96
Operating profit				
Franchise and license fees	$ 8	$ 3	$ —	$ 11
Restaurant profit	14	5	—	19
General and administrative expenses	(2)	(3)	(3)	(8)
Equity income from investments in unconsolidated affiliates	—	1	—	1
Operating profit	$ 20	$ 6	$ (3)	$ 23

MAINLAND CHINA RECOVERY Our KFC business in mainland China was negatively impacted by the interruption of product offerings and negative publicity associated with a supplier ingredient issue experienced in late March 2005 as well as consumer concerns related to Avian Flu in the fourth quarter of 2005. As a result of the aforementioned issues, the China Division experienced system sales growth in 2005 of 11% excluding currency translation which is below our ongoing target of at least 22%. During the year ended December 30, 2006, the China Division recovered from these issues and achieved growth rates of 23% for both system sales and Company sales, both excluding currency translation. During 2005, we entered into agreements with the supplier of the aforementioned ingredient. As a result, we recognized recoveries of approximately $24 million in Other income (expense) in our Consolidated Statement of Income for the year ended December 31, 2005.

UNITED STATES RESTAURANT PROFIT Restaurant profits in the U.S. were positively impacted by a decline of approximately $45 million in commodity costs (principally meats and cheese) for the year ended 2006 versus the year ended 2005. We expect commodity inflation in the U.S. of 2% to 3% in 2007.

Our U.S. restaurant profits were also positively impacted by lower self-insured property and casualty insurance expenses of $31 million for the year ended 2006 versus 2005. These lower insurance expenses were the result of improved loss trends, which we believe are driven by safety and other measures we have implemented over time, on our insurance reserves and lower property related losses (including the lapping of the unfavorable impact of Hurricane Katrina in 2005 and a small, related insurance recovery in 2006). While we anticipate that these favorable loss trends will continue, it is difficult to forecast their impact, including the impact of large property and casualty losses that may occur. However, we anticipate that given the significant favorability in 2006, property and casualty insurance expense in 2007 will be flat to slightly higher in comparison.

TACO BELL NORTHEAST UNITED STATES PRODUCE-SOURCING ISSUE Our Taco Bell business was negatively impacted by adverse publicity related to a produce-sourcing issue during November and December 2006. As a result, Taco Bell experienced significant sales declines at both company and franchise stores, particularly in the northeast United States where an outbreak of illness associated with a particular strain of E. coli 0157:H7 took place. According to the Centers for Disease Control this outbreak was associated with eating at Taco Bell restaurants in Pennsylvania, New Jersey, New York and Delaware. In the fourth quarter of 2006, Taco Bell's company same store sales were down 5%, driven largely by a very significant negative sales impact during the month of December. Overall, we estimate this issue negatively impacted operating profit by $20 million in the fourth quarter of 2006 due primarily to lost Company sales and franchise and license fees as well as incremental marketing costs. Same store sales at Taco Bell have begun to recover from their lowest point in the third week of December. While we anticipate that Taco Bell will fully recover from this issue by the middle of 2007, our experience has been that recoveries of this type vary in duration and could take longer. The timing of such recovery will determine the impact on 2007 operating profit. We currently forecast same store sales growth at Taco Bell in 2007 of one to two percent.

U.S. BEVERAGE AGREEMENT CONTRACT TERMINATION During the first quarter of 2006, we entered into an agreement with a beverage supplier to certain of our Concepts to terminate a long-term supply contract. As a result of the cash payment we made to the supplier in connection with this termination, we recorded a pre-tax charge of $8 million to Other (income) expense in the quarter ended March 25, 2006. The affected Concepts have entered into an agreement with an alternative beverage supplier. The contract termination charge we recorded in the quarter ended March 25, 2006 was partly offset by more favorable beverage pricing for our Concepts in 2006. We expect to continue to benefit from the more favorable pricing in 2007 and beyond.

PIZZA HUT UNITED KINGDOM ACQUISITION On September 12, 2006, we completed the acquisition of the remaining fifty percent ownership interest of our Pizza Hut United Kingdom ("U.K.") unconsolidated affiliate from our partner, paying approximately $178 million in cash, including transaction costs and net of $9 million of cash assumed. Additionally, we assumed the full liability, as opposed to our fifty percent share, associated with the Pizza Hut U.K.'s capital leases of $95 million and short-term borrowings of $23 million. This unconsolidated affiliate operated more than 500 restaurants in the U.K.

Prior to the acquisition, we accounted for our fifty percent ownership interest using the equity method of accounting. Thus, we reported our fifty percent share of the net income of the unconsolidated affiliate (after interest expense and income taxes) as Other (income) expense in the Consolidated Statements of Income. We also recorded franchise fee income from the stores owned by the unconsolidated affiliate. From the date of the acquisition through December 4, 2006 (the end of the fiscal year for Pizza Hut U.K.), we reported Company sales and the associated restaurant costs, general and administrative expense, interest expense and income taxes associated with the restaurants previously owned by the unconsolidated affiliate in the appropriate line items of our Consolidated Statement of Income. We no longer recorded franchise fee income for the restaurants previously owned by the unconsolidated affiliate nor did we report other income under the equity method of accounting. As a result of this acquisition, company sales and restaurant profit increased $164 million and $16 million, respectively, franchise fees decreased $7 million and general and administrative expenses increased $8 million compared to the year ended December 31, 2005. The impacts on operating profit and net income were not significant.

ADOPTION OF STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 123R, "SHARE-BASED PAYMENT" In the fourth quarter 2005, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123R "Share-Based Payment" ("SFAS 123R"). SFAS 123R requires all new, modified and unvested share-based payments to employees, including grants of employee stock options and stock appreciation rights, be recognized in the financial statements as compensation cost over the service period based on their fair value on the date of grant. Compensation cost is recognized over the service period on a straight-line basis for the fair value of awards that actually vest. We adopted SFAS 123R using the modified retrospective application transition method effective September 4, 2005, the beginning of our 2005 fourth quarter. As permitted by SFAS 123R, we applied the modified retrospective application transition method to the beginning of the fiscal year of adoption (our fiscal year 2005). As such, the results for the first three quarters of 2005 were required to be adjusted to recognize the compensation cost previously reported in the pro forma footnote disclosures under the provisions of SFAS 123. However, years prior to 2005 have not been restated.

As shown below, the adoption of SFAS 123R resulted in a decrease in net income of $38 million and a reduction of basic and diluted earnings per share of $0.13 for 2005. Additionally, cash flows from operating activities decreased $87 million in 2005 and cash flows from financing activities increased $87 million in 2005. The impact of applying SFAS 123R on the results of operations and cash flows for 2006 was similar to the impact on 2005.

2005	U.S.	International	China	Unallocated	Total
Payroll and employee benefits	$ 8	$ 2	$ —	$ —	$ 10
General and administrative	14	11	4	19	48
Operating profit	$ 22	$ 13	$ 4	$ 19	58
Income tax benefit					(20)
Net income impact					$ 38
Basic earnings per share					$ 0.13
Diluted earnings per share					$ 0.13

Prior to 2005, all stock options granted were accounted for under the recognition and measurement principles of APB 25, "Accounting for Stock Issued to Employees," and its related Interpretations. Accordingly, no stock-based employee compensation expense was reflected in the Consolidated Statements of Income for stock options, as all stock options granted had an exercise price equal to the market value of the underlying common stock on the date of grant. Had the Company applied the fair value provisions of SFAS 123 to stock options in 2004, net income of $740 million would have been reduced by $37 million to $703 million. Additionally, both basic and diluted earnings per common share would have decreased $0.12 per share for 2004.

SALE OF AN INVESTMENT IN UNCONSOLIDATED AFFILIATE During the second quarter of 2005, we sold our fifty percent interest in the entity that operated almost all KFCs and Pizza Huts in Poland and the Czech Republic to our then partner in the entity, principally for cash. Concurrent with the sale, our former partner completed an initial public offering ("IPO") of the majority of the stock it then owned in the entity. Prior to the sale, we accounted for our investment in this entity using the equity method. Subsequent to the IPO, the new publicly held entity, in which YUM has no ownership interest, is a franchisee as was the entity in which we previously held a fifty percent interest.

In 2005, this transaction generated a gain of approximately $11 million for YUM as cash proceeds (net of expenses) of approximately $25 million from the sale of our interest in the entity exceeded our recorded investment in this unconsolidated affiliate. As with our equity income from investments in unconsolidated affiliates, the gain of approximately $11 million was recorded in Other income (expense) in our Consolidated Statement of Income.

The sale did not have a significant impact on our subsequently reported results of operations in 2005 or 2006.

SALE OF PUERTO RICO BUSINESS Our Puerto Rico business was held for sale beginning the fourth quarter of 2002 and was sold on October 4, 2004 for an amount approximating its then carrying value. As a result of this sale, company sales and restaurant profit decreased $159 million and $29 million, respectively, franchise fees increased $10 million and general and administrative expenses decreased $9 million for the year ended December 31, 2005 as compared to the year ended December 25, 2004.

LEASE ACCOUNTING ADJUSTMENTS In the fourth quarter of 2004, we recorded an adjustment to correct instances where our leasehold improvements were not being depreciated over the shorter of their useful lives or the term of the lease, including options in some instances, over which we were recording rent expense, including escalations, on a straight-line basis.

The cumulative adjustment, primarily through increased U.S. depreciation expense, totaled $11.5 million ($7 million after tax). The portion of this adjustment that related to 2004 was approximately $3 million. As the portion of our adjustment recorded that was a correction of errors of amounts reported in our prior period financial statements was not material to any of those prior period financial statements, the entire adjustment was recorded in the 2004 Consolidated Financial Statements and no adjustment was made to any prior period financial statements.

WRENCH LITIGATION We recorded income of $2 million and $14 million in 2005 and 2004, respectively. There was no impact from Wrench litigation in 2006. See Note 4 for a discussion of the Wrench litigation.

AMERISERVE AND OTHER CHARGES (CREDITS) We recorded income of $1 million, $2 million and $16 million in 2006, 2005 and 2004, respectively. See Note 4 for a detailed discussion of AmeriServe and other charges (credits).

STORE PORTFOLIO STRATEGY From time to time we sell Company restaurants to existing and new franchisees where geographic synergies can be obtained or where franchisees' expertise can generally be leveraged to improve our overall operating performance, while retaining Company ownership of strategic U.S. and international markets. In the U.S., we are in the process of decreasing our Company ownership of restaurants from its current level of 23% to approximately 17%. This three-year plan calls for selling approximately 1,500 Company restaurants to franchisees from 2006 through 2008. In 2006, 452 company restaurants in the U.S. were sold to franchisees. In the International Division, we expect to refranchise approximately 300 Pizza Huts in the United Kingdom over the next several years reducing our Pizza Hut Company ownership in that market from approximately 80% currently to approximately 40%. Refranchisings reduce our reported revenues and restaurant profits and increase the importance of system sales growth as a key performance measure.

The following table summarizes our refranchising activities:

	2006	2005	2004
Number of units refranchised	**622**	382	317
Refranchising proceeds, pre-tax	**$ 257**	$ 145	$ 140
Refranchising net gains, pre-tax	**$ 24**	$ 43	$ 12

In addition to our refranchising program, from time to time we close restaurants that are poor performing, we relocate restaurants to a new site within the same trade area or we consolidate two or more of our existing units into a single unit (collectively "store closures"). Store closure costs (income) includes the net of gains or losses on sales of real estate on which we are not currently operating a Company restaurant, lease reserves established when we cease using a property under an operating lease and subsequent adjustments to those reserves, and other facility-related expenses from previously closed stores.

The following table summarizes Company store closure activities:

	2006	2005	2004
Number of units closed	**214**	246	319
Store closure costs (income)	**$ (1)**	$ —	$ (3)

The impact on operating profit arising from refranchising and Company store closures is the net of (a) the estimated reductions in restaurant profit, which reflects the decrease in Company sales, and general and administrative expenses and (b) the estimated increase in franchise fees from the stores refranchised. The amounts presented below reflect the estimated impact from stores that were operated by us for all or some portion of the respective previous year and were no longer operated by us as of the last day of the respective year. The amounts do not include results from new restaurants that we opened in connection with a relocation of an existing unit or any incremental impact upon consolidation of two or more of our existing units into a single unit.

The following table summarizes the estimated impact on revenue of refranchising and Company store closures:

2006	**U.S.**	**International Division**	**China Division**	**Worldwide**
Decreased Company sales	**$ (377)**	**$ (136)**	**$ (22)**	**$ (535)**
Increased franchise fees	**14**	**6**	**—**	**20**
Decrease in total revenues	**$ (363)**	**$ (130)**	**$ (22)**	**$ (515)**

2005	U.S.	International Division	China Division	Worldwide
Decreased Company sales	$ (240)	$ (263)	$ (15)	$ (518)
Increased franchise fees	8	13	—	21
Decrease in total revenues	$ (232)	$ (250)	$ (15)	$ (497)

The following table summarizes the estimated impact on operating profit of refranchising and Company store closures:

2006	**U.S.**	**International Division**	**China Division**	**Worldwide**
Decreased restaurant profit	**$ (38)**	**$ (5)**	**$ —**	**$ (43)**
Increased franchise fees	**14**	**6**	**—**	**20**
Decreased general and administrative expenses	**1**	**1**	**—**	**2**
Increase (decrease) in operating profit	**$ (23)**	**$ 2**	**$ —**	**$ (21)**

2005	U.S.	International Division	China Division	Worldwide
Decreased restaurant profit	$ (22)	$ (34)	$ (1)	$ (57)
Increased franchise fees	8	13	—	21
Decreased general and administrative expenses	1	10	—	11
Increase (decrease) in operating profit	$ (13)	$ (11)	$ (1)	$ (25)

Results of Operations

	2006	% B/(W) vs. 2005	2005	% B/(W) vs. 2004
Company sales	**$ 8,365**	**2**	$ 8,225	3
Franchise and license fees	**1,196**	**7**	1,124	10
Total revenues	**$ 9,561**	**2**	$ 9,349	4
Company restaurant profit	**$ 1,271**	**10**	$ 1,155	—
% of Company sales	**15.2%**	**1.2 ppts.**	14.0%	(0.5) ppts.
Operating profit	**1,262**	**9**	1,153	—
Interest expense, net	**154**	**(22)**	127	2
Income tax provision	**284**	**(7)**	264	7
Net income	**$ 824**	**8**	$ 762	3
Diluted earnings per share[a]	**$ 2.92**	**14**	$ 2.55	5

[a] See Note 3 for the number of shares used in this calculation.

Restaurant Unit Activity

Worldwide	Company	Unconsolidated Affiliates	Franchisees	Total Excluding Licensees
Balance at end of 2004	7,759	1,664	21,859	31,282
New Builds	470	160	924	1,554
Acquisitions	1	—	(1)	—
Refranchising	(382)	(142)	522	(2)
Closures	(246)	(35)	(664)	(945)
Other	(15)	1	26	12
Balance at end of 2005	7,587	1,648	22,666	31,901
New Builds	426	136	953	1,515
Acquisitions	556	(541)	(15)	—
Refranchising	(622)	(1)	626	3
Closures	(214)	(33)	(675)	(922)
Other	3	(3)	(39)	(39)
Balance at end of 2006	**7,736**	**1,206**	**23,516**	**32,458**
% of Total	**24%**	**4%**	**72%**	**100%**

The above total excludes 2,137 and 2,376 licensed units at the end of 2006 and 2005, respectively. The worldwide total excludes 46 units from the acquisition of the Rostik's brand (see Note 10) that have not yet been co-branded into Rostik's/KFC restaurants. These units will be presented as franchisee new builds as the co-branding into Rostik's/KFC restaurants occurs. Balances at the end of 2004 for the worldwide and China unit activity have been adjusted to include December 2004 activity in mainland China due to the change in its reporting calendar. The net change was an addition of 16, 2, 1 and 19 units for company, unconsolidated affiliates, franchisees and total, respectively.

United States	Company	Unconsolidated Affiliates	Franchisees	Total Excluding Licensees
Balance at end of 2004	4,989	—	13,482	18,471
New Builds	125	—	240	365
Acquisitions	—	—	—	—
Refranchising	(244)	—	242	(2)
Closures	(174)	—	(364)	(538)
Other	(10)	—	5	(5)
Balance at end of 2005	4,686	—	13,605	18,291
New Builds	99	—	235	334
Acquisitions	—	—	—	—
Refranchising	(452)	—	455	3
Closures	(124)	—	(368)	(492)
Other	3	—	(22)	(19)
Balance at end of 2006	**4,212**	**—**	**13,905**	**18,117**
% of Total	**23%**	**—**	**77%**	**100%**

The above total excludes 1,944 and 2,181 licensed units at the end of 2006 and 2005, respectively.

International Division	Company	Unconsolidated Affiliates	Franchisees	Total Excluding Licensees
Balance at end of 2004	1,504	1,204	8,179	10,887
New Builds	53	61	666	780
Acquisitions	1	—	(1)	—
Refranchising	(137)	(142)	279	—
Closures	(41)	(28)	(292)	(361)
Other	(5)	1	17	13
Balance at end of 2005	1,375	1,096	8,848	11,319
New Builds	47	35	703	785
Acquisitions	555	(541)	(14)	—
Refranchising	(168)	(1)	169	—
Closures	(47)	(25)	(303)	(375)
Other	—	(3)	(16)	(19)
Balance at end of 2006	**1,762**	**561**	**9,387**	**11,710**
% of Total	**15%**	**5%**	**80%**	**100%**

The above totals exclude 193 and 195 licensed units at the end of 2006 and 2005, respectively. The International Division total excludes 46 units from the acquisition of the Rostik's brand (see Note 10) that have not yet been co-branded into Rostik's/KFC restaurants. These units will be presented as franchisee new builds as the co-branding into Rostik's/KFC restaurants occurs.



China Division	Company	Unconsolidated Affiliates	Franchisees	Total Excluding Licensees
Balance at end of 2004	1,266	460	198	1,924
New Builds	292	99	18	409
Acquisitions	—	—	—	—
Refranchising	(1)	—	1	—
Closures	(31)	(7)	(8)	(46)
Other	—	—	4	4
Balance at end of 2005	1,526	552	213	2,291
New Builds	280	101	15	396
Acquisitions	1	—	(1)	—
Refranchising	(2)	—	2	—
Closures	(43)	(8)	(4)	(55)
Other	—	—	(1)	(1)
Balance at end of 2006	**1,762**	**645**	**224**	**2,631**
% of Total	**67%**	**25%**	**8%**	**100%**

There are no licensed units in the China Division.

Included in the above totals are multibrand restaurants. Multibrand conversions increase the sales and points of distribution for the second brand added to a restaurant but do not result in an additional unit count. Similarly, a new multibrand restaurant, while increasing sales and points of distribution for two brands, results in just one additional unit count. Franchise unit counts include both franchisee and unconsolidated affiliate multibrand units. Multibrand restaurant totals were as follows:

2006	**Company**	**Franchise**	**Total**
United States	**1,802**	**1,631**	**3,433**
International Division	**11**	**192**	**203**
Worldwide	**1,813**	**1,823**	**3,636**

2005	Company	Franchise	Total
United States	1,696	1,400	3,096
International Division	17	176	193
Worldwide	1,713	1,576	3,289

For 2006 and 2005, Company multibrand unit gross additions were 212 and 373, respectively. For 2006 and 2005, franchise multibrand unit gross additions were 197 and 171, respectively. There are no multibrand units in the China Division.

System Sales Growth

	Increase		Increase excluding currency translation		Increase excluding currency translation and 53rd week	
	2006	2005	**2006**	2005	**2006**	2005
United States	—	5%	**N/A**	N/A	**1%**	4%
International Division	**7%**	9%	**7%**	6%	**9%**	5%
China Division	**26%**	13%	**23%**	11%	**23%**	11%
Worldwide	**4%**	7%	**4%**	6%	**5%**	5%

System sales growth includes the results of all restaurants regardless of ownership, including Company-owned, franchise, unconsolidated affiliate and license restaurants. Sales of franchise, unconsolidated affiliate and license restaurants generate franchise and license fees for the Company (typically at a rate of 4% to 6% of sales). Franchise, unconsolidated affiliate and license restaurants sales are not included in Company sales on the Consolidated Statements of Income; however, the franchise and license fees are included in the Company's revenues. We believe system sales growth is useful to investors as a significant indicator of the overall strength of our business as it incorporates all of our revenue drivers, Company and franchise same store sales as well as net unit development.

The explanations that follow for system sales growth consider year over year changes excluding the impact of currency translation and the 53rd week.

The increases in worldwide system sales in 2006 and 2005 were driven by new unit development and same store sales growth, partially offset by store closures.

The increase in U.S. system sales in 2006 was driven by new unit development and same store sales growth, partially offset by store closures. The increase in U.S. system sales in 2005 was driven by same store sales growth and new unit development, partially offset by store closures.

The increases in International Division system sales in 2006 and 2005 were driven by new unit development and same store sales growth, partially offset by store closures.

The increase in China Division system sales in 2006 was driven by new unit development and same store sales growth, partially offset by store closures. The increase in China Division system sales in 2005 was driven by new unit development, partially offset by the impact of same store sales declines.

Revenues

	Amount		% Increase (Decrease)		% Increase (Decrease) excluding currency translation		% Increase (Decrease) excluding currency translation and 53rd week	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005
Company sales								
United States	**$4,952**	$5,294	**(6)**	3	**N/A**	N/A	**(5)**	1
International Division	**1,826**	1,676	**9**	(4)	**8**	(8)	**10**	(10)
China Division	**1,587**	1,255	**26**	16	**23**	14	**23**	14
Worldwide	**8,365**	8,225	**2**	3	**1**	2	**2**	1
Franchise and license fees								
United States	**651**	635	**3**	6	**N/A**	N/A	**4**	5
International Division	**494**	448	**10**	17	**10**	15	**11**	14
China Division	**51**	41	**25**	8	**21**	7	**21**	7
Worldwide	**1,196**	1,124	**7**	10	**6**	9	**8**	8
Total revenues								
United States	**5,603**	5,929	**(5)**	3	**N/A**	N/A	**(4)**	2
International Division	**2,320**	2,124	**9**	—	**9**	(4)	**10**	(5)
China Division	**1,638**	1,296	**26**	16	**23**	14	**23**	14
Worldwide	**$9,561**	$9,349	**2**	4	**2**	3	**3**	2

The explanations that follow for revenue fluctuations consider year over year changes excluding the impact of currency translation and the 53rd week.

Excluding the favorable impact of the Pizza Hut U.K. acquisition, worldwide Company sales were flat in 2006. Increases from new unit development and same store sales growth were offset by decreases in refranchising and store closures. In 2005, the increase in worldwide Company sales was driven by new unit development and same store sales growth, partially offset by refranchising and store closures.

In 2006 and 2005, the increase in worldwide franchise and license fees was driven by new unit development, same store sales growth and refranchising, partially offset by store closures. In 2006, franchise and license fees were also negatively impacted by the Pizza Hut U.K. acquisition.

In 2006, the decrease in U.S. Company sales was driven by refranchising and store closures, partially offset by new unit development. In 2005, the increase in U.S. Company sales was driven by same store sales growth and new unit development, partially offset by refranchising and store closures.

In 2006, blended U.S. Company same store sales were flat as a decrease in transactions was offset by an increase in average guest check. In 2005, blended U.S. Company same store sales increased 4% due to increases in average guest check and transactions. U.S. blended same store sales includes KFC, Pizza Hut and Taco Bell Company-owned restaurants only. U.S. same store sales for Long John Silver's and A&W restaurants are not included.

In 2006, the increase in U.S. franchise and license fees was driven by new unit development, refranchising and same store sales growth, partially offset by store closures. In 2005, the increase in U.S. franchise and license fees was driven by new unit development, same store sales growth and refranchising, partially offset by store closures.

Excluding the favorable impact of the Pizza Hut U.K. acquisition, International Division Company sales were flat in 2006. The impacts of refranchising and store closures were partially offset by new unit development and same store sales growth. In 2005, the decrease in International Division Company sales was driven by refranchising (primarily our Puerto Rico business) and store closures, partially offset by new unit development.

Excluding the unfavorable impact of the Pizza Hut U.K. acquisition, International Division franchise and licenses fees increased 13% in 2006. The increase was driven by new unit development and same store growth, partially offset by store closures. In 2005, the increase in International Division franchise and license fees was driven by new unit development, refranchising (primarily our Puerto Rico business) and royalty rate increases.

In 2006, the increase in China Division Company sales and franchise and licenses fees was driven by new unit development and same store sales growth. In 2005, the increase in China Division Company sales and franchise and licenses fees was driven by new unit development, partially offset by the impact of same store sales declines.



Company Restaurant Margins

2006	U.S.	International Division	China Division	Worldwide
Company sales	**100.0%**	**100.0%**	**100.0%**	**100.0%**
Food and paper	**28.2**	**32.2**	**35.4**	**30.5**
Payroll and employee benefits	**30.1**	**24.6**	**12.9**	**25.6**
Occupancy and other operating expenses	**27.1**	**31.0**	**31.3**	**28.7**
Company restaurant margin	**14.6%**	**12.2%**	**20.4%**	**15.2%**

2005	U.S.	International Division	China Division	Worldwide
Company sales	100.0%	100.0%	100.0%	100.0%
Food and paper	29.8	33.1	36.2	31.4
Payroll and employee benefits	30.2	24.1	13.3	26.4
Occupancy and other operating expenses	26.2	30.7	33.1	28.2
Company restaurant margin	13.8%	12.1%	17.4%	14.0%

2004	U.S.	International Division	China Division	Worldwide
Company sales	100.0%	100.0%	100.0%	100.0%
Food and paper	29.9	33.8	37.1	31.8
Payroll and employee benefits	30.5	23.8	11.5	26.4
Occupancy and other operating expenses	25.8	29.4	31.1	27.3
Company restaurant margin	13.8%	13.0%	20.3%	14.5%

In 2006, the increase in U.S. restaurant margin as a percentage of sales was driven by the impact of lower commodity costs (primarily meats and cheese), the impact of same store sales on restaurant margin (due to higher average guest check) and the favorable impact of lower property and casualty insurance expense. These increases were partially offset by higher occupancy and other costs, higher labor costs, primarily driven by wage rates and benefits, and the lapping of the favorable impact of the 53rd week in 2005. The higher occupancy and other costs were driven by increased advertising and higher utility costs.

In 2005, U.S. restaurant margin as a percentage of sales was flat compared to 2004. The impact of same store sales growth on restaurant margin was offset by higher occupancy and other costs. Higher occupancy and other costs were driven by increases in utility costs and advertising costs. A favorable impact from the 53rd week (13 basis points) was offset by the unfavorable impact of the adoption of SFAS 123R (17 basis points).

In 2006, the increase in International Division restaurant margin as a percentage of sales was driven by the impact of same store sales growth on restaurant margin as well as the favorable impact of refranchising and closing certain restaurants. These increases were offset by higher labor costs and higher food and paper costs.

In 2005, the decrease in the International Division restaurant margins as a percentage of sales included a 51 basis point unfavorable impact of refranchising our restaurants in

Puerto Rico. Also contributing to the decrease were higher occupancy and other costs and higher labor costs. The decrease was partially offset by the impact of same store sales growth on restaurant margin. The unfavorable impact of the adoption of SFAS 123R (10 basis points) was largely offset by the favorable impact of the 53rd week (8 basis points).

In 2006, the increase in China Division restaurant margin as a percentage of sales was driven by the impact of same store sales growth on restaurant margin. The increase was partially offset by the impact of lower margins associated with new units during the initial periods of operations.

In 2005, China Division restaurant margins as a percentage of sales decreased. The decrease was driven by the impact on restaurant margin of same store sales declines and lower margins associated with new units during the initial periods of operation. Also contributing to the decrease was higher labor costs. The decrease was partially offset by lower food and paper costs (principally due to supply chain savings initiatives).

Worldwide General and Administrative Expenses

General and administrative ("G&A") expenses increased $29 million or 2% in 2006, including a 1% favorable impact from lapping the 53rd week in 2005. The increase was primarily driven by higher compensation related costs, including amounts associated with investments in strategic initiatives in China and other international growth markets, as well as G&A expenses for our Pizza Hut U.K. business which were previously netted within equity income prior to our acquisition of the remaining fifty percent interest of the business in 2006. These increases were partially offset by lapping higher prior year litigation related costs.

G&A expenses increased $102 million or 10% in 2005, including a 4% unfavorable impact of the adoption of SFAS 123R, a 1% unfavorable impact from the 53rd week and a 1% unfavorable impact from foreign currency translation. Excluding the unfavorable impact of these factors, general and administrative expenses increased $38 million or 4%. The increase was driven by higher compensation related costs, including amounts associated with investments in strategic initiatives in China and other international growth markets, and higher litigation related costs including charges of $16 million for the potential resolution of certain legal matters. Higher charitable contributions and expense associated with discontinuing certain corporate software development projects also contributed to the increase. Such increases were partially offset by reductions associated with operating restaurants which were refranchised in 2004 (primarily the Puerto Rico business) and the effect of lapping certain prior year reserve increases related to potential development sites and surplus facilities.

Worldwide Other (Income) Expense

	2006	2005	2004
Equity income from investments in unconsolidated affiliates	**$ (51)**	$ (51)	$ (54)
Gain upon sale of investment in unconsolidated affiliate[a]	**(2)**	(11)	—
Recovery from supplier[b]	**—**	(20)	—
Foreign exchange net (gain) loss and other	**(6)**	2	(1)
Contract termination charge[c]	**8**	—	—
Other (income) expense	**$ (51)**	$ (80)	$ (55)

(a) Reflects gains related to the 2005 sale of our fifty percent interest in the entity that operated almost all KFCs and Pizza Huts in Poland and the Czech Republic to our then partner in the entity.
(b) Relates to a financial recovery from a supplier ingredient issue in mainland China totaling $24 million, $4 million of which was recognized through equity income from investments in unconsolidated affiliates.
(c) Reflects an $8 million charge associated with the termination of a beverage agreement in the United States segment.

Worldwide Closure and Impairment Expenses and Refranchising (Gain) Loss

See the Store Portfolio Strategy section for more detail of our refranchising and closure activities and Note 4 for a summary of the components of facility actions by reportable operating segment.

Operating Profit

			% Increase/ (Decrease)	
	2006	2005	**2006**	2005
United States	**$ 763**	$ 760	**—**	(2)
International Division	**407**	372	**9**	11
China Division	**290**	211	**37**	3
Unallocated and corporate expenses	**(229)**	(246)	**(7)**	21
Unallocated other income (expense)	**6**	9	**NM**	NM
Unallocated refranchising gain (loss)	**24**	43	**NM**	NM
Wrench litigation income (expense)	**—**	2	**NM**	NM
AmeriServe and other (charges) credits	**1**	2	**NM**	NM
Operating profit	**$ 1,262**	$ 1,153	**9**	—
United States operating margin	**13.6%**	12.8%	**0.8ppts.**	(0.7)ppts.
International Division operating margin	**17.6%**	17.5%	**0.1ppts.**	1.7ppts.

Neither unallocated and corporate expenses, which comprise G&A expenses, nor unallocated refranchising gain (loss) are allocated to the U.S., International Division, or China Division segments for performance reporting purposes. The decrease in corporate and unallocated expenses in 2006 was driven by the lapping of the unfavorable impact of 2005 litigation related costs.

Excluding the unfavorable impact of lapping the 53rd week in 2005, U.S. operating profit increased $23 million or 3% in 2006. The increase was driven by the impact of same store sales on restaurant profit (due to higher average guest check) and franchise and license fees, new unit development and lower closures and impairment expenses. These increases were partially offset by the unfavorable impact of refranchising, higher G&A expenses and a charge associated with the termination of a beverage agreement in 2006. The impact of lower commodity costs and lower property and casualty insurance expense on restaurant profit was largely offset by higher other restaurant costs, including labor, advertising and utilities.

U.S. operating profit decreased $17 million or 2% in 2005. The decrease was driven by higher closures and impairment expenses and higher G&A expenses. These decreases were partially offset by the impact of same store sales growth on restaurant profit and franchise and license fees. The impact of same store sales growth on restaurant profit was partially offset by higher occupancy and other costs. A 3% unfavorable impact from the adoption of SFAS 123R was offset by a 3% favorable impact from the 53rd week.

Excluding the unfavorable impact of lapping the 53rd week in 2005, International Division operating profit increased $41 million or 11% in 2006. The increase was driven by the impact of same store sales growth and new unit development on franchise and license fees and restaurant profit. These increases were partially offset by higher restaurant operating costs and lower equity income from unconsolidated affiliates. Currency translation did not have a significant impact.

International Division operating profit increased $35 million or 11% in 2005, including a 4% favorable impact from currency translation, a 2% favorable impact from the 53rd week, and a 4% unfavorable impact from the adoption of SFAS 123R. Excluding the net favorable impact from these factors, International Division operating profit increased $31 million or 9% in 2005. The increase was driven by the impact of same store sales growth on restaurant profit and franchise and license fees, the impact of new unit development on franchise and license fees and restaurant profit, and lower closures and impairment expenses. These increases were partially offset by higher occupancy and other costs, higher labor costs and the impact on operating profit of refranchising our restaurants in Puerto Rico.

China Division operating profit increased $79 million or 37% in 2006 including a 4% favorable impact from currency translation. The increase was driven by the impact of same store sales growth on restaurant profit, new unit development and an increase in equity income from our unconsolidated affiliates. These increases were partially offset by higher G&A expenses and the lapping of a prior year financial recovery from a supplier.

China Division operating profit increased $6 million or 3% in 2005. The increase was driven by the impact on restaurant profit of new unit development and a financial recovery from a supplier. These increases were partially offset by the impact on restaurant profit of same store sales declines, a decrease in equity income from unconsolidated affiliates, and increased general and administrative expense. A 2% favorable impact from currency translation was offset by a 2% unfavorable impact of the adoption of SFAS 123R.

Interest Expense, Net

	2006	2005	2004
Interest expense	**$ 172**	$ 147	$ 145
Interest income	**(18)**	(20)	(16)
Interest expense, net	**$ 154**	$ 127	$ 129

Interest expense increased $25 million or 17% in 2006. The increase was driven by both an increase in interest rates on the variable rate portion of our debt and increased borrowings as compared to prior year.

Interest expense increased $2 million or 2% in 2005. An increase in our average interest rates was largely offset by a decrease in our bank fees attributable to an upgrade in our credit rating.

Income Taxes

	2006	2005	2004
Reported			
Income taxes	**$ 284**	$ 264	$ 286
Effective tax rate	**25.6%**	25.8%	27.9%

The reconciliation of income taxes calculated at the U.S. federal tax statutory rate to our effective tax rate is set forth below:

	2006	2005	2004
U.S. federal statutory rate	**35.0%**	35.0%	35.0%
State income tax, net of federal tax benefit	**2.0**	1.6	1.3
Foreign and U.S. tax effects attributable to foreign operations	**(7.8)**	(8.4)	(7.8)
Adjustments to reserves and prior years	**(3.5)**	(1.1)	(6.7)
Repatriation of foreign earnings	**(0.4)**	2.0	0.5
Non-recurring foreign tax credit adjustment	**(6.2)**	(1.7)	—
Valuation allowance additions (reversals)	**6.8**	(1.1)	5.7
Other, net	**(0.3)**	(0.5)	(0.1)
Effective income tax rate	**25.6%**	25.8%	27.9%

Our 2006 effective income tax rate was positively impacted by the reversal of tax reserves in connection with our regular U.S. audit cycle as well as certain out-of-year adjustments to reserves and accruals that lowered our effective income tax rate by 2.2 percentage points. The reversal of tax reserves was partially offset by valuation allowance additions on foreign tax credits for which, as a result of the tax reserve reversals, we currently believe we are not likely to utilize before they expire. We also recognized deferred tax assets for the foreign tax credit impact of non-recurring decisions to repatriate certain foreign earnings in 2007. However, we provided full valuation allowances on such assets as we do not believe it is currently more likely than not that they will be realized. We recognized the benefit of certain recurring foreign tax credits in amounts similar to prior years in 2006.

Our 2005 effective income tax rate was positively impacted by valuation allowance reversals for certain deferred tax assets whose realization became more likely than not as well as the recognition of certain nonrecurring foreign tax credits we were able to substantiate in 2005. The impact of these items was partially offset by tax expense associated with our 2005 decision to repatriate approximately $390 million in qualified foreign earnings. These earnings, as well as $110 million for which a determination was made to repatriate in 2004, were eligible for a dividends received deduction in accordance with the American Jobs Creation Act of 2004.

Our 2004 effective income tax rate was positively impacted by the reversal of tax reserves in connection with our regular U.S. audit cycle, partially offset by the recognition of valuation allowances for certain deferred tax assets whose realization was no longer considered more likely than not.

Adjustments to reserves and prior years include the effects of the reconciliation of income tax amounts recorded in our Consolidated Statements of Income to amounts reflected on our tax returns, including any adjustments to the Consolidated Balance Sheets. Adjustments to reserves and prior years also includes changes in tax reserves established for potential exposure we may incur if a taxing authority takes a position on a matter contrary to our position. We evaluate these reserves, including interest thereon, on a quarterly basis to insure that they have been appropriately adjusted for events, including audit settlements that we believe may impact our exposure.

Consolidated Cash Flows

Net cash provided by operating activities was $1,302 million compared to $1,238 million in 2005. The increase was driven by a higher net income, lower pension contributions and a 2006 partial receipt of the settlement related to the 2005 mainland China supplier ingredient issue. These factors were offset by higher income tax and interest payments in 2006.

In 2005, net cash provided by operating activities was $1,238 million compared to $1,186 million in 2004. The increase was driven primarily by an increase in net income, including the non-cash impact of the adoption of SFAS 123R, and lower income tax payments in 2005, partially offset by the impact of excess tax benefits from share-based compensation classified in financing activities in 2005 pursuant to the adoption of SFAS 123R.

Net cash used in investing activities was $476 million versus $345 million in 2005. The increase was driven by the current year acquisitions of the remaining interest in our Pizza Hut U.K. unconsolidated affiliate and the Rostik's brand and associated intellectual properties in Russia. The lapping of proceeds related to the 2005 sale of our fifty percent interest in our former Poland/Czech Republic unconsolidated affiliate also contributed to the increase. These factors were partially offset by an increase in proceeds from refranchising in 2006.

In 2005, net cash used in investing activities was $345 million versus $541 million in 2004. The decrease was primarily driven by lower acquisitions of restaurants from franchisees and capital spending, higher proceeds from the sale of property, plant and equipment versus 2004 and the proceeds from the sale of our fifty percent interest in our former Poland/Czech Republic unconsolidated affiliate.

Net cash used in financing activities was $673 million versus $832 million in 2005. The decrease was driven by an increase in net borrowings and lower share repurchases, partially offset by a reduction in the excess tax benefits from share-based compensation and higher dividend payments.

In 2005, net cash used in financing activities was $832 million versus $779 million in 2004. The increase was driven primarily by higher share repurchases, partially offset by net debt borrowings in 2005 versus net debt repayments in 2004 and the impact of excess tax benefits from share-based compensation classified in financing activities in 2005 pursuant to the adoption of SFAS 123R.

Liquidity and Capital Resources

Operating in the QSR industry allows us to generate substantial cash flows from the operations of our company stores and from our franchise operations, which require a limited YUM investment. In each of the last five fiscal years, net cash provided by operating activities has exceeded $1 billion. We expect these levels of net cash provided by operating activities to continue in the foreseeable future. Our discretionary spending includes capital spending for new restaurants, acquisitions of restaurants from franchisees, repurchases of shares of our common stock and dividends paid to our shareholders. Unforeseen downturns in our business could adversely impact our cash flows from operations from the levels historically realized. However, we believe our ability to reduce discretionary spending and our borrowing capacity would allow us to meet our cash requirements in 2007 and beyond.

DISCRETIONARY SPENDING During 2006, we invested $614 million in our businesses, including approximately $331 million in the U.S., $118 million for the International Division and $165 million for the China Division. We also acquired the remaining fifty percent ownership interest of our Pizza Hut United Kingdom unconsolidated affiliate for $178 million in cash.

For the second straight year, we returned over $1.1 billion to our shareholders through share repurchases and quarterly dividends. Under the authority of our Board of Directors, we repurchased 20.2 million shares of our Common Shares for $983 million during 2006. In September 2006, the Board of Directors authorized share repurchases of up to $500 million of the Company's outstanding common stock (excluding applicable transaction fees) to be purchased through September 2007. At December 30, 2006, we had remaining capacity to repurchase up to $469 million of our outstanding common stock (excluding applicable transaction fees) under the September 2006 authorization.

During the year ended December 30, 2006, we paid cash dividends of $144 million. Additionally, on November 17, 2006 and December 5, 2006, our Board of Directors approved cash dividends of $0.15 and $0.30, respectively, per share of common stock to be distributed on February 2, 2007 and March 30, 2007, respectively, to shareholders of record at the close of business on January 12, 2007 and March 9, 2007, respectively.

For 2007, we estimate that capital spending will be approximately $650 million. We also estimate that refranchising proceeds, prior to taxes, will total approximately $200 million in 2007. We also expect to provide returns to our shareholders through both significant share repurchases and dividends. We are targeting a 3% to 4% reduction of our diluted share count in 2007.

BORROWING CAPACITY Our primary bank credit agreement comprises a $1.0 billion senior unsecured Revolving Credit Facility (the "Credit Facility") which matures in September 2009. The Credit Facility is unconditionally guaranteed by our principal domestic subsidiaries and contains financial covenants relating to maintenance of leverage and fixed charge coverage ratios. The Credit Facility also contains affirmative and negative covenants including, among other things, limitations on certain additional indebtedness, guarantees of indebtedness, level of cash dividends, aggregate non-U.S. investment and certain other transactions specified in the agreement. We were in compliance with all debt covenants at December 30, 2006.

Under the terms of the Credit Facility, we may borrow up to the maximum borrowing limit, less outstanding letters of credit. At December 30, 2006, our unused Credit Facility totaled $778 million, net of outstanding letters of credit of $222 million. There were no borrowings outstanding under the Credit Facility at December 30, 2006. The interest rate for borrowings under the Credit Facility ranges from 0.35% to 1.625% over the London Interbank Offered Rate ("LIBOR") or 0.00% to 0.20% over an Alternate Base Rate, which is the greater of the Prime Rate or the Federal Funds Effective Rate plus 0.50%. The exact spread over LIBOR or the Alternate Base Rate, as applicable, depends on our performance under specified financial criteria. Interest on any outstanding borrowings under the Credit Facility is payable at least quarterly.

In November 2005, we executed a five-year revolving credit facility totaling $350 million (the "International Credit Facility" or "ICF") on behalf of three of our wholly owned international subsidiaries. The ICF is unconditionally guaranteed by YUM and by YUM's principal domestic subsidiaries and contains covenants substantially identical to those of the Credit Facility. We were in compliance with all debt covenants at the end of 2006.

There were borrowings of $174 million and available credit of $176 million outstanding under the ICF at the end of 2006. The interest rate for borrowings under the ICF ranges from 0.20% to 1.20% over LIBOR or 0.00% to 0.20% over a Canadian Alternate Base Rate, which is the greater of the Citibank, N.A., Canadian Branch's publicly announced reference rate or the "Canadian Dollar Offered Rate" plus 0.50%. The exact spread over LIBOR or the Canadian Alternate Base Rate, as applicable, depends upon YUM's performance under specified financial criteria. Interest on any outstanding borrowings under the ICF is payable at least quarterly.

In 2006, we executed two short-term borrowing arrangements (the "Term Loans") on behalf of the International Division. There were borrowings of $183 million outstanding at the end of 2006 under the Term Loans, both of which expired and were repaid in the first quarter of 2007.

The majority of our remaining long-term debt primarily comprises Senior Unsecured Notes with varying maturity dates from 2008 through 2016 and interest rates ranging from 6.25% to 8.88%. The Senior Unsecured Notes represent senior, unsecured obligations and rank equally in right of payment with all of our existing and future unsecured unsubordinated indebtedness. Amounts outstanding under Senior Unsecured Notes were $1.6 billion at December 30, 2006. This amount includes $300 million aggregate principal amount of 6.25% Senior Unsecured Notes that were issued in April 2006 due April 15, 2016. We used $200 million of these proceeds to repay our 8.5% Senior Unsecured Notes that matured in April 2006 and the remainder for general corporate purposes.

CONTRACTUAL OBLIGATIONS In addition to any discretionary spending we may choose to make, our significant contractual obligations and payments as of December 30, 2006 included:

	Total	Less than 1 Year	1–3 Years	3–5 Years	More than 5 Years
Long-term debt obligations[a]	$ 2,744	$ 360	$ 506	$ 1,021	$ 857
Capital leases[b]	303	20	40	38	205
Operating leases[b]	3,606	438	757	618	1,793
Purchase obligations[c]	265	198	47	6	14
Other long-term liabilities reflected on our Consolidated Balance Sheet under GAAP	13	—	5	3	5
Total contractual obligations	$ 6,931	$ 1,016	$ 1,355	$ 1,686	$ 2,874

(a) Debt amounts include principal maturities and expected interest payments. Rates utilized to determine interest payments for variable rate debt are based on an estimate of future interest rates. Excludes a fair value adjustment of $13 million deducted from debt related to interest rate swaps that hedge the fair value of a portion of our debt. See Note 12.

(b) These obligations, which are shown on a nominal basis, relate to approximately 5,800 restaurants. See Note 13.

(c) Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on us and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. We have excluded agreements that are cancelable without penalty. Purchase obligations relate primarily to information technology, marketing, commodity agreements, purchases of property, plant and equipment as well as consulting, maintenance and other agreements.

We have not included obligations under our pension and post-retirement medical benefit plans in the contractual obligations table. Our most significant plan, the Yum Retirement Plan (the "U.S. Plan"), is a noncontributory defined benefit pension plan covering certain full-time U.S. salaried employees. Our funding policy with respect to the U.S. Plan is to contribute amounts necessary to satisfy minimum pension funding requirements plus such additional amounts from time to time as are determined to be appropriate to improve the U.S. Plan's funded status. The U.S. Plan's funded status is affected by many factors including discount rates and the performance of U.S. Plan assets. Based on current funding rules, we are not required to make minimum pension funding payments in 2007, but we may make discretionary contributions during the year based on our estimate of the U.S. Plan's expected September 30, 2007 funded status. During 2006, we made a $23 million discretionary contribution to the U.S. Plan, none of which represented minimum funding requirements. At our September 30, 2006 measurement date, our pension plans in the U.S., which include the U.S. Plan and an unfunded supplemental executive plan, had a projected benefit obligation of $864 million and plan assets of $673 million.

The funding rules for our pension plans outside of the U.S. vary from country to country and depend on many factors including discount rates, performance of plan assets, local laws and tax regulations. Our most significant plans are in the U.K., including a plan for which we assumed full liability upon our purchase of the remaining fifty percent interest in our former Pizza Hut U.K. unconsolidated affiliate. During 2006, we made a discretionary contribution of approximately $18 million to our KFC U.K. pension plan in anticipation of certain future funding requirements. Since our plan assets approximate our projected benefit obligation at year-end for this plan, we do not anticipate any significant further, near term funding. The projected benefit obligation of our Pizza Hut U.K. pension plan exceeds plan assets by approximately $35 million. We anticipate taking steps to reduce this deficit in the near term, which could include a decision to partially or completely fund the deficit in 2007. However, given the level of cash flows from operations the Company anticipates generating in 2007, any funding decision would not materially impact our ability to maintain our planned levels of discretionary spending.

During 2006, Congress passed the Pension Protection Act of 2006 (the "Act") with the stated purpose of improving the funding of America's private pension plans. The Act introduces new funding requirements for defined benefit pension plans, introduces benefit limitations for certain under-funded plans and raises tax deduction limits for contributions. The Act applies to pension plan years beginning after December 31, 2007 and is applicable only to our U.S. Plan. We have preliminarily reviewed the provisions of the Act to determine the impact on the Company. Required funding under the Act will be dependent upon many factors including our U.S. Plan's future funded status as well as discretionary contributions we may choose to make. Based upon this preliminary review as well as the current funded status of the U.S. Plan relative to our level of annual operating cash flows, we do not believe that required contributions under the Act would materially impact our operating cash flows in any one given year.

Our postretirement plan is not required to be funded in advance, but is pay as you go. We made postretirement benefit payments of $4 million in 2006. See Note 15 for further details about our pension and postretirement plans.

We have excluded from the contractual obligations table payments we may make for: workers' compensation, employment practices liability, general liability, automobile liability and property losses (collectively "property and casualty losses") for which we are self-insured; employee healthcare and long-term disability claims for which we are self-insured; and income taxes and associated interest we may pay upon audit by tax authorities of tax returns previously filed. The majority of our recorded liability for self-insured employee health, long-term disability and property and casualty losses represents estimated reserves for incurred claims that have yet to be filed or settled. We provide reserves for potential tax and associated interest exposures when we consider it probable that a taxing authority may take a sustainable position on a matter contrary to our position.

Off-Balance Sheet Arrangements

We had provided approximately $16 million of partial guarantees of two franchisee loan pools related primarily to the Company's historical refranchising programs and, to a lesser extent, franchisee development of new restaurants at December 30, 2006. In support of these guarantees, we posted letters of credit of $4 million. We also provided a standby letter of credit of $18 million, under which we could potentially be required to fund a portion of one of the franchisee loan pools. The total loans outstanding under these loan pools were approximately $75 million at December 30, 2006.

Any funding under the guarantees or letters of credit would be secured by the franchisee loans and any related collateral. We believe that we have appropriately provided for our estimated probable exposures under these contingent liabilities. These provisions were primarily charged to net refranchising loss (gain). New loans added to the loan pools in 2006 were not significant.

Our unconsolidated affiliates have approximately $29 million of short-term debt outstanding as of December 30, 2006, none of which is guaranteed by YUM.

Accounting Pronouncements Adopted in the Fourth Quarter of 2006

In the fourth quarter of 2006, we adopted Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement for the purpose of a materiality assessment. SAB 108 requires that registrants quantify a current year misstatement using an approach that considers both the impact of prior year misstatements that remain on the balance sheet and those that were recorded in the current year income statement. Historically, we quantified prior year misstatements and assessed materiality based on a current year income statement approach. The transition provisions of SAB 108 permitted the Company to adjust for the cumulative effect of uncorrected prior year misstatements that were not material to any prior periods under our historical income statement approach but that were material under the guidance in SAB 108 through retained earnings at the beginning of 2006. See Note 2 for further discussion on the impact of adopting SAB 108.

In the fourth quarter of 2006, we adopted the recognition and disclosure provisions of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R)" ("SFAS 158"). SFAS 158 required the Company to recognize the funded status of its pension and post-retirement plans in the December 30, 2006 Consolidated Balance Sheet, with a corresponding adjustment to accumulated other comprehensive income, net of tax. Gains or losses and prior service costs or credits that arise in future years will be recognized as a component of other comprehensive income to the extent they have not been recognized as a component of net periodic benefit cost. The impact of adopting SFAS 158 has been included in the Company's December 30, 2006 Consolidated Balance Sheet. See Notes 2 and 15 for further discussion of the impact of adopting SFAS 158.

SFAS 158 also requires measurement of the funded status of pension and postretirement plans as of the date of a company's fiscal year end effective in the year ended 2008. Certain of our plans currently have measurement dates that do not coincide with our fiscal year end and thus we will be required to change their measurement dates in 2008.

New Accounting Pronouncements Not Yet Adopted

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), an interpretation of FASB Statement No. 109, "Accounting for Income Taxes." FIN 48 is effective for fiscal years beginning after December 15, 2006, the year beginning December 31, 2006 for the Company. FIN 48 requires that a position taken or expected to be taken in a tax return be recognized in the financial statements when it is more likely than not (i.e., a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Upon adoption, the cumulative effect of applying the recognition and measurement provisions of FIN 48, if any, shall be reflected as an adjustment to the opening balance of retained earnings. We do not currently anticipate that the adjustment to the opening balance of retained earnings we will record upon adoption of FIN 48 will materially impact our financial condition.

FIN 48 also requires that subsequent to initial adoption a change in judgment that results in subsequent recognition, derecognition or change in a measurement of a tax position taken in a prior annual period (including any related interest and penalties) be recognized as a discrete item in the period in which the change occurs. Currently, we record such changes in judgment, including audit settlements, as a component of our annual effective rate. Thus, our reported quarterly income tax rate may become more volatile upon adoption of FIN 48. This change will not impact the manner in which we record income tax expense on an annual basis.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measures" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measures required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, the year beginning December 30, 2007 for the Company. We are currently reviewing the provisions of SFAS 157 to determine any impact for the Company.

In February 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 provides companies with an option to report selected financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. SFAS 159 is effective for fiscal years beginning after November 15, 2007, the year beginning December 30, 2007 for the Company. We are currently reviewing the provisions of SFAS 159 to determine any impact for the Company.



Critical Accounting Policies and Estimates

Our reported results are impacted by the application of certain accounting policies that require us to make subjective or complex judgments. These judgments involve estimations of the effect of matters that are inherently uncertain and may significantly impact our quarterly or annual results of operations or financial condition. Changes in the estimates and judgments could significantly affect our results of operations, financial condition and cash flows in future years. A description of what we consider to be our most significant critical accounting policies follows.

IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS We evaluate our long-lived assets for impairment at the individual restaurant level except when there is an expectation that we will refranchise restaurants as a group. Restaurants held and used are evaluated for impairment on a semi-annual basis or whenever events or circumstances indicate that the carrying amount of a restaurant may not be recoverable (including a decision to close a restaurant or an offer to refranchise a restaurant or group of restaurants for less than the carrying value).

Our semi-annual impairment test includes those restaurants that have experienced two consecutive years of operating losses. Our semi-annual impairment evaluations require an estimation of cash flows over the remaining useful life of the primary asset of the restaurant, which can be for a period of over 20 years, and any terminal value. We limit assumptions about important factors such as sales growth and margin improvement to those that are supportable based upon our plans for the unit and actual results at comparable restaurants.

If the long-lived assets of a restaurant subject to our semi-annual test are not recoverable based upon forecasted, undiscounted cash flows, we write the assets down to their fair value. This fair value is determined by discounting the forecasted cash flows, including terminal value, of the restaurant at an appropriate rate. The discount rate used is our weighted average cost of capital plus a risk premium where deemed appropriate.

We often refranchise restaurants in groups and, therefore, perform such impairment evaluations at the group level. Forecasted cash flows in such instances consist of estimated holding period cash flows and the expected sales proceeds less applicable transaction costs. Expected sales proceeds are based on the most relevant of historical sales multiples or bids from buyers, and have historically been reasonably accurate estimations of the proceeds ultimately received.

See Note 2 for a further discussion of our policy regarding the impairment or disposal of long-lived assets.

IMPAIRMENT OF INVESTMENTS IN UNCONSOLIDATED AFFILIATES We record impairment charges related to an investment in an unconsolidated affiliate whenever events or circumstances indicate that a decrease in the fair value of an investment has occurred which is other than temporary. In addition, we evaluate our investments in unconsolidated affiliates for impairment when they have experienced two consecutive years of operating losses. The fair values of our investments in each of our unconsolidated affiliates are currently significantly in excess of their carrying values.

See Note 2 for a further discussion of our policy regarding the impairment of investments in unconsolidated affiliates.

IMPAIRMENT OF GOODWILL AND INDEFINITE-LIVED INTANGIBLE ASSETS We evaluate goodwill and indefinite-lived intangible assets for impairment on an annual basis or more often if an event occurs or circumstances change that indicates impairment might exist. Goodwill is evaluated for impairment through the comparison of fair value of our reporting units to their carrying values. Our reporting units are our operating segments in the U.S. and our business management units internationally (typically individual countries). Fair value is the price a willing buyer would pay for the reporting unit, and is generally estimated by discounting expected future cash flows from the reporting unit over twenty years plus an expected terminal value. The discount rate used in determining fair value is our weighted average cost of capital plus a risk premium where deemed appropriate.

We have recorded intangible assets as a result of business acquisitions. These include trademark/brand intangible assets for KFC, LJS and A&W. We believe the value of a trademark/brand is derived from the royalty we avoid, in the case of Company stores, or receive, in the case of franchise stores, due to our ownership of the trademark/brand. We have determined that the KFC trademark/brand has an indefinite life and therefore it is not being amortized. Our impairment test for the KFC trademark/brand consists of a comparison of the fair value of the asset with its carrying amount. Future sales are the most important assumption in determining the fair value of the KFC trademark/brand.

In determining the fair value of our reporting units and the KFC trademark/brand, we limit assumptions about important factors such as sales growth, margin and other factors impacting the fair value calculation to those that are supportable based upon our plans. For 2006, there was no impairment of goodwill or the KFC trademark/brand.

We have certain intangible assets, such as the LJS and A&W trademark/brand intangible assets, franchise contract rights, reacquired franchise rights and favorable operating leases, which are amortized over their expected useful lives. We base the expected useful lives of our trademark/brand intangible assets on a number of factors including the competitive environment, our future development plans for the applicable Concept and the level of franchisee commitment to the Concept. We generally base the expected useful lives of our franchise contract rights on their respective contractual terms including renewals when appropriate. We base the expected useful lives of reacquired franchise rights over a period for which we believe it is reasonable that we will operate a Company restaurant in the trade area. We base the expected useful lives of our favorable operating leases on the remaining lease term.

Our amortizable intangible assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of the intangible asset may not be recoverable. An intangible asset that is deemed impaired is written down to its estimated fair value, which is based on discounted cash flows. For purposes of our impairment analysis, we update the cash flows that were initially used to value the amortizable intangible asset to reflect our current estimates and assumptions over the asset's future remaining life.

See Note 2 for a further discussion of our policies regarding goodwill and intangible assets.

ALLOWANCES FOR FRANCHISE AND LICENSE RECEIVABLES/ LEASE GUARANTEES We reserve a franchisee's or licensee's entire receivable balance based upon pre-defined aging criteria and upon the occurrence of other events that indicate that we may not collect the balance due. As a result of reserving using this methodology, we have an immaterial amount of receivables that are past due that have not been reserved for at December 30, 2006.

We have also issued certain guarantees as a result of assigning our interest in obligations under operating leases, primarily as a condition to the refranchising of certain Company restaurants. Such guarantees are subject to the requirements of SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS 145"). We recognize a liability for the fair value of such lease guarantees under SFAS 145 upon refranchising and upon any subsequent renewals of such leases when we remain contingently liable. The fair value of a guarantee is the estimated amount at which the liability could be settled in a current transaction between willing parties.

If payment on the guarantee becomes probable and estimable, we record a liability for our exposure under these lease assignments and guarantees. At December 30, 2006, we have recorded an immaterial liability for our exposure which we consider to be probable and estimable. The potential total exposure under such leases is significant, with $336 million representing the present value, discounted at our pre-tax cost of debt, of the minimum payments of the assigned leases at December 30, 2006. Current franchisees are the primary lessees under the vast majority of these leases. We generally have cross-default provisions with these franchisees that would put them in default of their franchise agreement in the event of non-payment under the lease. We believe these cross-default provisions significantly reduce the risk that we will be required to make payments under these leases and, historically, we have not been required to make such payments in significant amounts.

See Note 2 for a further discussion of our policies regarding franchise and license operations.

See Note 22 for a further discussion of our lease guarantees.

SELF-INSURED PROPERTY AND CASUALTY LOSSES We record our best estimate of the remaining cost to settle incurred self-insured property and casualty losses. The estimate is based on the results of an independent actuarial study and considers historical claim frequency and severity as well as changes in factors such as our business environment, benefit levels, medical costs and the regulatory environment that could impact overall self-insurance costs. Additionally, a risk margin to cover unforeseen events that may occur over the several years it takes for claims to settle is included in our reserve, increasing our confidence level that the recorded reserve is adequate.

See Note 22 for a further discussion of our insurance programs.

PENSION PLANS Certain of our employees are covered under defined benefit pension plans. The most significant of these plans are in the U.S. In accordance with our fourth quarter 2006 adoption of the recognition provisions of SFAS 158, we have recorded the under-funded status of $191 million for these U.S. plans as a pension liability in our Consolidated Balance Sheet as of December 30, 2006. These U.S. plans had projected benefit obligations ("PBO") of $864 million and fair values of plan assets of $673 million.

The PBO reflects the actuarial present value of all benefits earned to date by employees and incorporates assumptions as to future compensation levels. Due to the relatively long time frame over which benefits earned to date are expected to be paid, our PBO's are highly sensitive to changes in discount rates. For our U.S. plans, we measured our PBO using a discount rate of 5.95% at September 30, 2006. This discount rate was determined with the assistance of our independent actuary. The primary basis for our discount rate determination is a model that consists of a hypothetical portfolio of ten or more high-quality corporate debt instruments with cash flows that mirror our expected benefit payment cash flows under the plans. In considering possible bond portfolios, the model allows the bond cash flows for a particular year to exceed the expected benefit cash flows for that year. Such excesses are assumed to be reinvested at appropriate one-year forward rates and used to meet the benefit cash flows in a future year. The weighted average yield of this hypothetical portfolio was used to arrive at an appropriate discount rate. We also insure that changes in the discount rate as compared to the prior year are consistent with the overall change in prevailing market rates. A 50 basis point increase in this discount rate would have decreased our U.S. plans' PBO by approximately $71 million at our measurement dates. Conversely, a 50 basis point decrease in this discount rate would have increased our U.S. plans' PBO by approximately $77 million at our measurement dates.

The pension expense we will record in 2007 is also impacted by the discount rate we selected at our measurement dates. We expect pension expense for our U.S. plans to decrease approximately $7 million to $59 million in 2007. The decrease is primarily driven by a decrease in recognized actuarial loss of $6 million in 2007. A 50 basis point change in our weighted average discount rate assumption at our measurement date would impact our 2007 U.S. pension expense by approximately $13 million.

The assumption we make regarding our expected long-term rates of return on plan assets also impacts our pension expense. Our estimated long-term rate of return on U.S. plan assets represents the weighted-average of historical returns for each asset category, adjusted for an assessment of current market conditions. Our expected long-term rate of return on U.S. plan assets at September 30, 2006 was 8.0%. We believe this rate is appropriate given the composition of our plan assets and historical market returns thereon. A one percentage point increase or decrease in our expected long-term rate of return on plan assets assumption would decrease or increase, respectively, our 2007 U.S. pension plan expense by approximately $6 million.

The losses our U.S. plan assets have experienced, along with a decrease in discount rates over time, have largely contributed to an unrecognized actuarial loss of $216 million in the U.S. plans. For purposes of determining 2006 expense, our funded status was such that we recognized $30 million of previously unrecognized actuarial loss. We will recognize approximately $24 million of unrecognized actuarial loss in 2007. Given no change to our current assumptions, actuarial loss recognition will remain at an amount near that to be recognized in 2007 over the next few years before it begins to gradually decline.

See Note 15 for further discussion of our pension and post-retirement plans.

STOCK OPTIONS AND STOCK APPRECIATION RIGHTS EXPENSE Compensation expense for stock options and stock appreciation rights ("SARs") is estimated on the grant date using a Black-Scholes option pricing model. Our specific weighted-average assumptions for the risk-free interest rate, expected term, expected volatility and expected dividend yield are documented in Note 16. Additionally, under SFAS 123R we are required to estimate pre-vesting forfeitures for purposes of determining compensation expense to be recognized. Future expense amounts for any particular quarterly or annual period could be affected by changes in our assumptions or changes in market conditions.

In connection with our adoption of SFAS 123R, we determined that it was appropriate to group our awards into two homogeneous groups when estimating expected term and pre-vesting forfeitures. These groups consist of grants made primarily to restaurant-level employees under our Restaurant General Manager Stock Option Plan (the "RGM Plan") and grants made to executives under our other stock option plans. Historically, approximately 20% of total options granted have been made under the RGM Plan.

Grants under the RGM Plan typically cliff vest after four years and grants made to executives under our other stock option plans typically have a graded vesting schedule and vest 25% per year over four years. We use a single weighted-average expected term for our awards that have a graded vesting schedule as permitted by SFAS 123R. We revaluate our expected term assumptions using historical exercise and post-vesting employment termination behavior on a regular basis. Based on the results of this analysis, we have determined that six years is an appropriate expected term for awards to both restaurant level employees and to executives.

Prior to the adoption of SFAS 123R in 2005 we have traditionally based expected volatility on Company specific historical stock data over the expected term of the option. Subsequent to adoption, we revaluated expected volatility, including consideration of both historical volatility of our stock as well as implied volatility associated with our traded options. Based on this analysis, our weighted average volatility used in the determination of fair value for 2006 grants was 31%.

Prior to our adoption of SFAS 123R in 2005 we recorded reductions in expense due to pre-vesting forfeitures as they occurred. In connection with the adoption of SFAS 123R we have estimated forfeitures based on historical data. Based on such data, we believe that approximately 45% of all awards granted under the RGM Plan will be forfeited and approximately 20% of all awards granted to above-store executives will be forfeited.

INCOME TAX VALUATION ALLOWANCES AND TAX RESERVES At December 30, 2006, we have a valuation allowance of $342 million primarily to reduce our net operating loss and tax credit carryforward benefit of $331 million, as well our other deferred tax assets, to amounts that will more likely than not be realized. The net operating loss and tax credit carryforwards exist in federal, state and foreign jurisdictions and have varying carryforward periods and restrictions on usage. The estimation of future taxable income in these jurisdictions and our resulting ability to utilize net operating loss and tax credit carryforwards can significantly change based on future events, including our determinations as to the feasibility of certain tax planning strategies. Thus, recorded valuation allowances may be subject to material future changes.

As a matter of course, we are regularly audited by federal, state and foreign tax authorities. We provide reserves for potential exposures when we consider it probable that a taxing authority may take a sustainable position on a matter contrary to our position. We evaluate these reserves, including interest thereon, on a quarterly basis to insure that they have been appropriately adjusted for events, including audit settlements, that may impact our ultimate payment for such exposures.

See Note 20 for a further discussion of our income taxes and Note 22 for further discussion of certain proposed Internal Revenue Service adjustments.

Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to financial market risks associated with interest rates, foreign currency exchange rates and commodity prices. In the normal course of business and in accordance with our policies, we manage these risks through a variety of strategies, which may include the use of derivative financial and commodity instruments to hedge our underlying exposures. Our policies prohibit the use of derivative instruments for trading purposes, and we have procedures in place to monitor and control their use.

INTEREST RATE RISK We have a market risk exposure to changes in interest rates, principally in the United States. We attempt to minimize this risk and lower our overall borrowing costs through the utilization of derivative financial instruments, primarily interest rate swaps. These swaps are entered into with financial institutions and have reset dates and critical terms that match those of the underlying debt. Accordingly, any change in market value associated with interest rate swaps is offset by the opposite market impact on the related debt.

At December 30, 2006 and December 31, 2005, a hypothetical 100 basis point increase in short-term interest rates would result, over the following twelve-month period, in a reduction of approximately $8 million and $7 million, respectively, in income before income taxes. The estimated reductions are based upon the level of variable rate debt and assume no changes in the volume or composition of debt. In addition, the fair value of our derivative financial instruments at December 30, 2006 and December 31, 2005 would decrease approximately $32 million and $39 million, respectively. The fair value of our Senior Unsecured Notes at December 30, 2006 and December 31, 2005 would decrease approximately $69 million and $59 million, respectively. Fair value was determined by discounting the projected cash flows.

FOREIGN CURRENCY EXCHANGE RATE RISK The combined International Division and China Division operating profits constitute approximately 48% of our operating profit in 2006, excluding unallocated income (expenses). In addition, the Company's net asset exposure (defined as foreign currency assets less foreign currency liabilities) totaled approximately $1.4 billion as of December 30, 2006. Operating in international markets exposes the Company to movements in foreign currency exchange rates. The Company's primary exposures result from our operations in Asia-Pacific, Europe and the Americas. Changes in foreign currency exchange rates would impact the translation of our investments in foreign operations, the fair value of our foreign currency denominated financial instruments and our reported foreign currency denominated earnings and cash flows. For the fiscal year ended December 30, 2006, operating profit would have decreased $78 million if all foreign currencies had uniformly weakened 10% relative to the U.S. dollar. The estimated reduction assumes no changes in sales volumes or local currency sales or input prices.

We attempt to minimize the exposure related to our investments in foreign operations by financing those investments with local currency debt when practical. In addition, we attempt to minimize the exposure related to foreign currency denominated financial instruments by purchasing goods and services from third parties in local currencies when practical. Consequently, foreign currency denominated financial instruments consist primarily of intercompany short-term receivables and payables. At times, we utilize forward contracts to reduce our exposure related to these intercompany short-term receivables and payables. The notional amount and maturity dates of these contracts match those of the underlying receivables or payables such that our foreign currency exchange risk related to these instruments is eliminated.

COMMODITY PRICE RISK We are subject to volatility in food costs as a result of market risk associated with commodity prices. Our ability to recover increased costs through higher pricing is, at times, limited by the competitive environment in which we operate. We manage our exposure to this risk primarily through pricing agreements as well as, on a limited basis, commodity future and option contracts. Commodity future and option contracts entered into for the fiscal years ended December 30, 2006, and December 31, 2005, did not significantly impact our financial position, results of operations or cash flows.

Cautionary Statements

From time to time, in both written reports and oral statements, we present "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of

1934, as amended. The statements include those identified by such words as "may," "will," "expect," "project," "anticipate," "believe," "plan" and other similar terminology. These "forward-looking statements" reflect our current expectations regarding future events and operating and financial performance and are based upon data available at the time of the statements. Actual results involve risks and uncertainties, including both those specific to the Company and those specific to the industry, and could differ materially from expectations. Accordingly, you are cautioned not to place undue reliance on forward-looking statements.

Company risks and uncertainties include, but are not limited to, changes in effective tax rates; potential unfavorable variances between estimated and actual liabilities; our ability to secure distribution of products and equipment to our restaurants on favorable economic terms and our ability to ensure adequate supply of restaurant products and equipment in our stores; unexpected disruptions in our supply chain; effects and outcomes of any pending or future legal claims involving the Company; the effectiveness of operating initiatives and marketing and advertising and promotional efforts; our ability to continue to recruit and motivate qualified restaurant personnel; the ongoing financial viability of our franchisees and licensees; the success of our refranchising strategy; the success of our strategies for international development and operations; volatility of actuarially determined losses and loss estimates; and adoption of new or changes in accounting policies and practices including pronouncements promulgated by standard setting bodies.

Industry risks and uncertainties include, but are not limited to, economic and political conditions in the countries and territories where we operate, including effects of war and terrorist activities; new legislation and governmental regulations or changes in laws and regulations and the consequent impact on our business; new product and concept development by us and/or our food industry competitors; changes in commodity, labor, and other operating costs; changes in competition in the food industry; publicity which may impact our business and/or industry; severe weather conditions; volatility of commodity costs; increases in minimum wage and other operating costs; availability and cost of land and construction; consumer preferences or perceptions concerning the products of the Company and/or our competitors, spending patterns and demographic trends; political or economic instability in local markets and changes in currency exchange and interest rates; and the impact that any widespread illness or general health concern may have on our business and/or the economy of the countries in which we operate.



Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
YUM! Brands, Inc.:

We have audited the accompanying consolidated balance sheets of YUM! Brands, Inc. and Subsidiaries ("YUM") as of December 30, 2006 and December 31, 2005, and the related consolidated statements of income, cash flows and shareholders' equity and comprehensive income for each of the years in the three-year period ended December 30, 2006. These consolidated financial statements are the responsibility of YUM's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, *in all material respects*, the financial position of YUM as of December 30, 2006 and December 31, 2005, and the results of its operations and its cash flows for each of the years in the three-year period ended December 30, 2006, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of YUM's internal control over financial reporting as of December 30, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 28, 2007 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

As discussed in Notes 2 and 16 to the consolidated financial statements, YUM adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 123R (Revised 2004), "Share-Based Payment," and changed its method for accounting for share-based payments in 2005.

As discussed in Note 2 to the consolidated financial statements, YUM changed its method of quantifying errors in 2006. Also, as discussed in Notes 2 and 15 to the consolidated financial statements, YUM adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132 (R)," in 2006.

KPMG LLP

KPMG LLP
Louisville, Kentucky
February 28, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
YUM! Brands, Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting appearing on page 53 of the Company's Annual Report, for the fiscal year ended December 30, 2006, that YUM! Brands, Inc. and Subsidiaries ("YUM") maintained effective internal control over financial reporting as of December 30, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). YUM's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that YUM maintained effective internal control over financial reporting as of December 30, 2006, is fairly stated, in all material respects, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, YUM maintained, in all material respects, effective internal control over financial reporting as of December 30, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of YUM as of December 30, 2006 and December 31, 2005, and the related consolidated statements of income, cash flows and shareholders' equity and comprehensive income for each of the years in the three-year period ended December 30, 2006, and our report dated February 28, 2007, expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

KPMG LLP
Louisville, Kentucky
February 28, 2007

Management's Responsibility for Financial Statements

To Our Shareholders:

We are responsible for the preparation, integrity and fair presentation of the Consolidated Financial Statements, related notes and other information included in this annual report. The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and include certain amounts based upon our estimates and assumptions, as required. Other financial information presented in the annual report is derived from the financial statements.

We maintain a system of internal control over financial reporting, designed to provide reasonable assurance as to the reliability of the financial statements, as well as to safeguard assets from unauthorized use or disposition. The system is supported by formal policies and procedures, including an active Code of Conduct program intended to ensure employees adhere to the highest standards of personal and professional integrity. We have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, we concluded that our internal control over financial reporting was effective as of December 30, 2006. Our internal audit function monitors and reports on the adequacy of and compliance with the internal control system, and appropriate actions are taken to address significant control deficiencies and other opportunities for improving the system as they are identified.

The Consolidated Financial Statements have been audited and reported on by our independent auditors, KPMG LLP, who were given free access to all financial records and related data, including minutes of the meetings of the Board of Directors and Committees of the Board. We believe that management representations made to the independent auditors were valid and appropriate. Additionally, our assessment of the effectiveness of our internal control over financial reporting has been audited and reported on by KPMG LLP.

The Audit Committee of the Board of Directors, which is composed solely of outside directors, provides oversight to our financial reporting process and our controls to safeguard assets through periodic meetings with our independent auditors, internal auditors and management. Both our independent auditors and internal auditors have free access to the Audit Committee.

Although no cost-effective internal control system will preclude all errors and irregularities, we believe our controls as of December 30, 2006 provide reasonable assurance that our assets are reasonably safeguarded.



Richard T. Carucci
Chief Financial Officer

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control — Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 30, 2006. Our management's assessment of the effectiveness of our internal control over financial reporting as of December 30, 2006 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Supplement to Yum! Brands, Inc. Annual Report to Shareholders

On June 12, 2006, David Novak, Yum Brands, Inc. Chairman and Chief Executive Officer submitted a certification to the New York Stock Exchange (the NYSE) as required by Section 303A.12(a) of the NYSE Listed Company Manual. This certification indicated that Mr. Novak was not aware of any violations by the Company of NYSE Corporate Governance listing standards.

In connection with the filing of the Company's Form 10-K for the year ended December 30, 2006, the Company has included as exhibits certifications signed by Mr. Novak and Mr. Richard Carucci, Chief Financial Officer, pursuant to Rule 13a-14(a) of Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

These statements are required by the NYSE as part of the Company's Annual Report to Shareholders.

Consolidated Statements of Income

YUM! Brands, Inc. and Subsidiaries

Fiscal years ended December 30, 2006, December 31, 2005 and December 25, 2004 (in millions, except per share data)	**2006**	2005	2004
Revenues			
Company sales	**$ 8,365**	$ 8,225	$ 7,992
Franchise and license fees	**1,196**	1,124	1,019
Total revenues	**9,561**	9,349	9,011
Costs and Expenses, Net			
Company restaurants			
Food and paper	**2,549**	2,584	2,538
Payroll and employee benefits	**2,142**	2,171	2,112
Occupancy and other operating expenses	**2,403**	2,315	2,183
	7,094	7,070	6,833
General and administrative expenses	**1,187**	1,158	1,056
Franchise and license expenses	**35**	33	26
Closures and impairment expenses	**59**	62	38
Refranchising (gain) loss	**(24)**	(43)	(12)
Other (income) expense	**(51)**	(80)	(55)
Wrench litigation (income) expense	**—**	(2)	(14)
AmeriServe and other charges (credits)	**(1)**	(2)	(16)
Total costs and expenses, net	**8,299**	8,196	7,856
Operating Profit	**1,262**	1,153	1,155
Interest expense, net	**154**	127	129
Income before Income Taxes	**1,108**	1,026	1,026
Income tax provision	**284**	264	286
Net Income	**$ 824**	$ 762	$ 740
Basic Earnings Per Common Share	**$ 3.02**	$ 2.66	$ 2.54
Diluted Earnings Per Common Share	**$ 2.92**	$ 2.55	$ 2.42
Dividends Declared Per Common Share	**$ 0.865**	$ 0.445	$ 0.30

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

YUM! Brands, Inc. and Subsidiaries

Fiscal years ended December 30, 2006, December 31, 2005 and December 25, 2004 (in millions)	**2006**	2005	2004
Cash Flows — Operating Activities			
Net income	**$ 824**	$ 762	$ 740
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**479**	469	448
Closures and impairment expenses	**59**	62	38
Refranchising (gain) loss	**(24)**	(43)	(12)
Contributions to defined benefit pension plans	**(43)**	(74)	(55)
Deferred income taxes	**(30)**	(101)	142
Equity income from investments in unconsolidated affiliates	**(51)**	(51)	(54)
Distributions of income received from unconsolidated affiliates	**32**	44	55
Excess tax benefits from share-based compensation	**(62)**	(87)	—
Share-based compensation expense	**65**	62	3
Other non-cash charges and credits, net	**101**	78	83
Changes in operating working capital, excluding effects of acquisitions and dispositions:			
Accounts and notes receivable	**24**	(1)	(39)
Inventories	**(3)**	(4)	(7)
Prepaid expenses and other current assets	**(33)**	78	(5)
Accounts payable and other current liabilities	**(46)**	(10)	(20)
Income taxes payable	**10**	54	(131)
Net change in operating working capital	**(48)**	117	(202)
Net Cash Provided by Operating Activities	**1,302**	1,238	1,186
Cash Flows — Investing Activities			
Capital spending	**(614)**	(609)	(645)
Proceeds from refranchising of restaurants	**257**	145	140
Acquisition of remaining interest in unconsolidated affiliate, net of cash assumed	**(178)**	—	—
Acquisition of restaurants from franchisees	**(7)**	(2)	(38)
Short-term investments	**39**	12	(36)
Sales of property, plant and equipment	**57**	81	52
Other, net	**(30)**	28	(14)
Net Cash Used in Investing Activities	**(476)**	(345)	(541)
Cash Flows — Financing Activities			
Proceeds from issuance of long-term debt	**300**	—	—
Repayments of long-term debt	**(211)**	(14)	(371)
Short-term borrowings by original maturity			
More than three months — proceeds	**236**	—	—
More than three months — payments	**(54)**	—	—
Three months or less, net	**4**	(34)	—
Revolving credit facilities, three months or less, net	**(23)**	160	19
Repurchase shares of common stock	**(983)**	(1,056)	(569)
Excess tax benefit from share-based compensation	**62**	87	—
Employee stock option proceeds	**142**	148	200
Dividends paid on common shares	**(144)**	(123)	(58)
Other, net	**(2)**	—	—
Net Cash Used in Financing Activities	**(673)**	(832)	(779)
Effect of Exchange Rate on Cash and Cash Equivalents	**8**	1	4
Net (Decrease) Increase in Cash and Cash Equivalents	**161**	62	(130)
Net Increase in Cash and Cash Equivalents of Mainland China for December 2004	**—**	34	—
Cash and Cash Equivalents — Beginning of Year	**158**	62	192
Cash and Cash Equivalents — End of Year	**$ 319**	$ 158	$ 62

See accompanying Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

YUM! Brands, Inc. and Subsidiaries

December 30, 2006 and December 31, 2005 (in millions)	2006	2005
ASSETS		
Current Assets		
Cash and cash equivalents	**$ 319**	$ 158
Short-term investments	**6**	43
Accounts and notes receivable, less allowance: $18 in 2006 and $23 in 2005	**220**	236
Inventories	**93**	85
Prepaid expenses and other current assets	**132**	75
Deferred income taxes	**57**	181
Advertising cooperative assets, restricted	**74**	77
Total Current Assets	**901**	855
Property, plant and equipment, net	**3,631**	3,356
Goodwill	**662**	538
Intangible assets, net	**347**	330
Investments in unconsolidated affiliates	**138**	173
Other assets	**369**	320
Deferred income taxes	**305**	225
Total Assets	**$ 6,353**	$ 5,797
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and other current liabilities	**$ 1,386**	$ 1,256
Income taxes payable	**37**	79
Short-term borrowings	**227**	211
Advertising cooperative liabilities	**74**	77
Total Current Liabilities	**1,724**	1,623
Long-term debt	**2,045**	1,649
Other liabilities and deferred credits	**1,147**	1,076
Total Liabilities	**4,916**	4,348
Shareholders' Equity		
Preferred stock, no par value, 250 shares authorized; no shares issued	**—**	—
Common stock, no par value, 750 shares authorized; 265 shares and 278 shares issued in 2006 and 2005, respectively	**—**	—
Retained earnings	**1,593**	1,619
Accumulated other comprehensive loss	**(156)**	(170)
Total Shareholders' Equity	**1,437**	1,449
Total Liabilities and Shareholders' Equity	**$ 6,353**	$ 5,797

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity and Comprehensive Income

YUM! Brands, Inc. and Subsidiaries

Fiscal years ended December 30, 2006, December 31, 2005 and December 25, 2004 (in millions, except per share data)	Issued Common Stock		Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount			
Balance at December 27, 2003	292	$ 916	$ 414	$ (210)	$ 1,120
Net income			740		740
Foreign currency translation adjustment arising during the period				73	73
Minimum pension liability adjustment (net of tax impact of $3 million)				6	6
Comprehensive Income					819
Dividends declared on common shares ($0.30 per common share)			(87)		(87)
Repurchase of shares of common stock	(14)	(569)			(569)
Employee stock option exercises (includes tax impact of $102 million)	12	302			302
Compensation-related events		10			10
Balance at December 25, 2004	290	$ 659	$ 1,067	$ (131)	$ 1,595
Net income			762		762
Foreign currency translation adjustment arising during the period				(31)	(31)
Foreign currency translation adjustment included in net income				6	6
Minimum pension liability adjustment (net of tax impact of $8 million)				(15)	(15)
Net unrealized gain on derivative instruments (net of tax impact of $1 million)				1	1
Comprehensive Income					723
Dividends declared on common shares ($0.445 per common share)			(129)		(129)
China December 2004 net income			6		6
Repurchase of shares of common stock	(21)	(969)	(87)		(1,056)
Employee stock option exercises (includes tax impact of $94 million)	9	242			242
Compensation-related events		68			68
Balance at December 31, 2005	278	$ —	$ 1,619	$ (170)	$ 1,449
Adjustment to initially apply SAB No. 108			**100**		**100**
Net income			**824**		**824**
Foreign currency translation adjustment arising during the period (includes tax impact of $13 million)				**59**	**59**
Minimum pension liability adjustment (net of tax impact of $11 million)				**17**	**17**
Net unrealized gain on derivative instruments (net of tax impact of $3 million)				**5**	**5**
Comprehensive Income					**905**
Adjustment to initially apply SFAS No. 158 (net of tax impact of $37 million)				**(67)**	**(67)**
Dividends declared on common shares ($0.865 per common share)			**(234)**		**(234)**
Repurchase of shares of common stock	**(20)**	**(284)**	**(716)**		**(1,000)**
Employee stock option exercises (includes tax impact of $68 million)	**7**	**210**			**210**
Compensation-related events		**74**			**74**
Balance at December 30, 2006	**265**	**$ —**	**$ 1,593**	**$ (156)**	**$ 1,437**

See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

(Tabular amounts in millions, except share data)

1.

Description of Business

YUM! Brands, Inc. and Subsidiaries (collectively referred to as "YUM" or the "Company") comprises the worldwide operations of KFC, Pizza Hut, Taco Bell and since May 7, 2002, Long John Silver's ("LJS") and A&W All-American Food Restaurants ("A&W") (collectively the "Concepts"), which were added when we acquired Yorkshire Global Restaurants, Inc. ("YGR"). YUM is the world's largest quick service restaurant company based on the number of system units, with more than 34,000 units of which approximately 42% are located outside the U.S. in more than 100 countries and territories. YUM was created as an independent, publicly-owned company on October 6, 1997 (the "Spin-off Date") via a tax-free distribution by our former parent, PepsiCo, Inc. ("PepsiCo"), of our Common Stock (the "Spin-off") to its shareholders. References to YUM throughout these Consolidated Financial Statements are made using the first person notations of "we," "us" or "our."

Through our widely-recognized Concepts, we develop, operate, franchise and license a system of both traditional and non-traditional quick service restaurants. Each Concept has proprietary menu items and emphasizes the preparation of food with high quality ingredients as well as unique recipes and special seasonings to provide appealing, tasty and attractive food at competitive prices. Our traditional restaurants feature dine-in, carryout and, in some instances, drive-thru or delivery service. Non-traditional units, which are principally licensed outlets, include express units and kiosks which have a more limited menu and operate in non-traditional locations like airports, gasoline service stations, convenience stores, stadiums, amusement parks and colleges, where a full-scale traditional outlet would not be practical or efficient. We also operate multibrand units, where two or more of our Concepts are operated in a single unit. In addition, we continue to pursue the multibrand combination of Pizza Hut and WingStreet, a flavored chicken wings concept we have developed.

In 2005, we began reporting information for our international business in two separate operating segments as a result of changes to our management reporting structure. The China Division includes mainland China ("China"), Thailand and KFC Taiwan, and the International Division includes the remainder of our international operations. While this reporting change did not impact our consolidated results, segment information for 2004 was restated to be consistent with the current period presentation.

Beginning in 2005, we also changed the China business reporting calendar to more closely align the timing of the reporting of its results of operations with our U.S. business. Previously our China business, like the rest of our international businesses, closed one month (or one period for certain of our international businesses) earlier than YUM's period end date to facilitate consolidated reporting. To maintain comparability of our consolidated results of operations, amounts related to our China business for December 2004 have not been reflected in our Consolidated Statements of Income and net income for the China business for the one month period ended December 31, 2004 was recognized as an adjustment directly to consolidated retained earnings in the year ended December 31, 2005. Our consolidated results of operations for the years ended December 30, 2006 and December 31, 2005 both include the results of operations of the China business for the months of January through December. Our consolidated results of operations for the year ended December 25, 2004 continue to include the results of operations of the China business for the months of December 2003 through November 2004 as previously reported.

For the month of December 2004 the China business had revenues of $79 million and net income of $6 million. As mentioned previously, neither of these amounts is included in our Consolidated Statement of Income for the year ended December 31, 2005 and the net income figure was credited directly to retained earnings in the first quarter of 2005. Net income for the month of December 2004 was negatively impacted by costs incurred in preparation of opening a significant number of new stores in early 2005 as well as increased advertising expense, all of which was recorded in December's results of operations. Additionally, the net increase in cash for the China business in December 2004 has been presented as a single line item on our Consolidated Statement of Cash Flows for the year ended December 31, 2005. The $34 million net increase in cash was primarily attributable to short-term borrowings for working capital purposes, a majority of which were repaid prior to the end of the China business' first quarter of 2006.

2.

Summary of Significant Accounting Policies

Our preparation of the accompanying Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

PRINCIPLES OF CONSOLIDATION AND BASIS OF PREPARATION Intercompany accounts and transactions have been eliminated. Certain investments in businesses that operate our Concepts are accounted for by the equity method. Our lack of majority voting rights precludes us from controlling these affiliates, and thus we do not consolidate these affiliates. Our share of the net income or loss of those unconsolidated affiliates is included in other (income) expense.

We participate in various advertising cooperatives with our franchisees and licensees established to collect and administer funds contributed for use in advertising and promotional programs designed to increase sales and enhance the reputation of the Company and its franchise owners. Contributions to the advertising cooperatives are required for both company operated and franchise restaurants and are generally based on a percent of restaurant sales. In certain of these cooperatives we possess majority voting rights, and thus control and consolidate the cooperatives. We report all assets and liabilities of these advertising cooperatives that we consolidate as advertising cooperative assets, restricted and advertising cooperative liabilities in



the Consolidated Balance Sheet. The advertising cooperatives assets, consisting primarily of cash received from franchisees and accounts receivable from franchisees, can only be used for selected purposes and are considered restricted. The advertising cooperative liabilities represent the corresponding obligation arising from the receipt of the contributions to purchase advertising and promotional programs. As the contributions to these cooperatives are designated and segregated for advertising, we act as an agent for the franchisees and licensees with regard to these contributions. Thus, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 45, "Accounting for Franchise Fee Revenue," we do not reflect franchisee and licensee contributions to these cooperatives in our Consolidated Statements of Income or Consolidated Statements of Cash Flows.

In 2004, we adopted Financial Accounting Standards Board ("FASB") Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51" ("FIN 46R"). FIN 46R addresses the consolidation of an entity whose equity holders either (a) have not provided sufficient equity at risk to allow the entity to finance its own activities or (b) do not possess certain characteristics of a controlling financial interest. FIN 46R requires the consolidation of such an entity, known as a variable interest entity ("VIE"), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that is obligated to absorb a majority of the risk of loss from the VIE's activities, entitled to receive a majority of the VIE's residual returns, or both. FIN 46R excludes from its scope businesses (as defined by FIN 46R) unless certain conditions exist.

The principal entities in which we possess a variable interest include franchise entities, including our unconsolidated affiliates described above. We do not possess any ownership interests in franchise entities except for our investments in various unconsolidated affiliates accounted for under the equity method. Additionally, we generally do not provide financial support to franchise entities in a typical franchise relationship.

We also possess variable interests in certain purchasing cooperatives we have formed along with representatives of the franchisee groups of each of our Concepts. These purchasing cooperatives were formed for the purpose of purchasing certain restaurant products and equipment in the U.S. Our equity ownership in each cooperative is generally proportional to our percentage ownership of the U.S. system units for the Concept. We account for our investments in these purchasing cooperatives using the cost method, under which our recorded balances were not significant at December 30, 2006 or December 31, 2005.

As a result of the adoption of FIN 46R, we have not consolidated any franchise entities, purchasing cooperatives or other entities.

FISCAL YEAR Our fiscal year ends on the last Saturday in December and, as a result, a 53rd week is added every five or six years. Fiscal year 2005 included 53 weeks. The first three quarters of each fiscal year consist of 12 weeks and the fourth quarter consists of 16 weeks in fiscal years with 52 weeks and 17 weeks in fiscal years with 53 weeks. In fiscal year 2005, the 53rd week added $96 million to total revenues and $23 million to total operating profit in our Consolidated Statement of Income. Our subsidiaries operate on similar fiscal calendars with period or month end dates suited to their businesses. The subsidiaries' period end dates are within one week of YUM's period end date with the exception of all of our international businesses except China. The international businesses except China close one period or one month earlier to facilitate consolidated reporting.

RECLASSIFICATIONS We have reclassified certain items in the accompanying Consolidated Financial Statements and Notes thereto for prior periods to be comparable with the classification for the fiscal year ended December 30, 2006. These reclassifications had no effect on previously reported net income.

The most significant reclassification we made was related to the presentation of deferred taxes on our Consolidated Balance Sheet at December 31, 2005. Previously, deferred tax assets and liabilities were netted for all tax jurisdictions outside of the U.S. Due to the implementation of new tax accounting software, we netted our deferred tax assets and liabilities at the individual tax jurisdiction level outside the U.S. at December 30, 2006. We reclassified certain amounts on our Consolidated Balance Sheet at December 31, 2005 to be consistent with this presentation which resulted in an increase to both current deferred income tax assets and liabilities of $18 million and an increase to both long term deferred income tax assets and liabilities of $87 million.

FRANCHISE AND LICENSE OPERATIONS We execute franchise or license agreements for each unit which set out the terms of our arrangement with the franchisee or licensee. Our franchise and license agreements typically require the franchisee or licensee to pay an initial, non-refundable fee and continuing fees based upon a percentage of sales. Subject to our approval and their payment of a renewal fee, a franchisee may generally renew the franchise agreement upon its expiration.

We incur expenses that benefit both our franchise and license communities and their representative organizations and our Company operated restaurants. These expenses, along with other costs of servicing of franchise and license agreements are charged to general and administrative ("G&A") expenses as incurred. Certain direct costs of our franchise and license operations are charged to franchise and license expenses. These costs include provisions for estimated uncollectible fees, franchise and license marketing funding, amortization expense for franchise related intangible assets and certain other direct incremental franchise and license support costs.

We monitor the financial condition of our franchisees and licensees and record provisions for estimated losses on receivables when we believe that our franchisees or licensees are unable to make their required payments. While we use the best information available in making our determination, the ultimate recovery of recorded receivables is also dependent upon future economic events and other conditions that may be beyond our control. Net provisions for uncollectible franchise and license receivables of $2 million, $3 million and $1 million were included in franchise and license expense in 2006, 2005 and 2004, respectively.

REVENUE RECOGNITION Our revenues consist of sales by Company operated restaurants and fees from our franchisees and licensees. Revenues from Company operated restaurants are recognized when payment is tendered at the time of sale. We recognize initial fees received from a franchisee or licensee as revenue when we have performed substantially all initial services required by the franchise or license agreement, which is generally upon the opening of a store. We recognize continuing fees based upon a percentage of franchisee and licensee sales as earned. We recognize renewal fees when a renewal agreement with a franchisee or licensee becomes effective. We include initial fees collected upon the sale of a restaurant to a franchisee in refranchising (gain) loss.

DIRECT MARKETING COSTS We charge direct marketing costs to expense ratably in relation to revenues over the year in which incurred and, in the case of advertising production costs, in the year the advertisement is first shown. Deferred direct marketing costs, which are classified as prepaid expenses, consist of media and related advertising production costs which will generally be used for the first time in the next fiscal year and have historically not been significant. To the extent we participate in advertising cooperatives, we expense our contributions as incurred. Our advertising expenses were $492 million, $497 million and $458 million in 2006, 2005 and 2004, respectively. We report substantially all of our direct marketing costs in occupancy and other operating expenses.

RESEARCH AND DEVELOPMENT EXPENSES Research and development expenses, which we expense as incurred, are reported in G&A expenses. Research and development expenses were $33 million, $33 million and $26 million in 2006, 2005 and 2004, respectively.

IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), we review our long-lived assets related to each restaurant to be held and used in the business, including any allocated intangible assets subject to amortization, semi-annually for impairment, or whenever events or changes in circumstances indicate that the carrying amount of a restaurant may not be recoverable. We evaluate restaurants using a "two-year history of operating losses" as our primary indicator of potential impairment. Based on the best information available, we write down an impaired restaurant to its estimated fair market value, which becomes its new cost basis. We generally measure estimated fair market value by discounting estimated future cash flows. In addition, when we decide to close a restaurant it is reviewed for impairment and depreciable lives are adjusted based on the expected disposal date. The impairment evaluation is based on the estimated cash flows from continuing use through the expected disposal date plus the expected terminal value.

We account for exit or disposal activities, including store closures, in accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). Store closure costs include costs of disposing of the assets as well as other facility-related expenses from previously closed stores. These store closure costs are generally expensed as incurred. Additionally, at the date we cease using a property under an operating lease, we record a liability for the net present value of any remaining lease obligations, net of estimated sublease income, if any. Any subsequent adjustments to that liability as a result of lease termination or changes in estimates of sublease income are recorded in store closure costs. To the extent we sell assets, primarily land, associated with a closed store, any gain or loss upon that sale is also recorded in store closure costs (income).

Refranchising (gain) loss includes the gains or losses from the sales of our restaurants to new and existing franchisees and the related initial franchise fees, reduced by transaction costs. In executing our refranchising initiatives, we most often offer groups of restaurants. We classify restaurants as held for sale and suspend depreciation and amortization when (a) we make a decision to refranchise; (b) the stores can be immediately removed from operations; (c) we have begun an active program to locate a buyer; (d) significant changes to the plan of sale are not likely; and (e) the sale is probable within one year. We recognize estimated losses on refranchisings when the restaurants are classified as held for sale. We also recognize as refranchising loss impairment associated with stores we have offered to refranchise for a price less than their carrying value, but do not believe have met the criteria to be classified as held for sale. We recognize gains on restaurant refranchisings when the sale transaction closes, the franchisee has a minimum amount of the purchase price in at-risk equity, and we are satisfied that the franchisee can meet its financial obligations. If the criteria for gain recognition are not met, we defer the gain to the extent we have a remaining financial exposure in connection with the sales transaction. Deferred gains are recognized when the gain recognition criteria are met or as our financial exposure is reduced. When we make a decision to retain a store, or group of stores, previously held for sale, we revalue the store at the lower of its (a) net book value at our original sale decision date less normal depreciation and amortization that would have been recorded during the period held for sale or (b) its current fair market value. This value becomes the store's new cost basis. We record any difference between the store's carrying amount and its new cost basis to refranchising gain (loss).

Considerable management judgment is necessary to estimate future cash flows, including cash flows from continuing use, terminal value, sublease income and refranchising proceeds. Accordingly, actual results could vary significantly from our estimates.

IMPAIRMENT OF INVESTMENTS IN UNCONSOLIDATED AFFILIATES We record impairment charges related to an investment in an unconsolidated affiliate whenever events or circumstances indicate that a decrease in the fair value of an investment has occurred which is other than temporary. In addition, we evaluate our investments in unconsolidated affiliates for impairment when they have experienced two consecutive years of operating losses. We recorded no impairment associated with our investments in unconsolidated affiliates during the years ended December 30, 2006, December 31, 2005 and December 25, 2004.

Considerable management judgment is necessary to estimate future cash flows. Accordingly, actual results could vary significantly from our estimates.

GUARANTEES We account for certain guarantees in accordance with FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34" ("FIN 45"). FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. FIN 45 also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of certain obligations undertaken.

We have also issued guarantees as a result of assigning our interest in obligations under operating leases as a condition to the refranchising of certain Company restaurants. Such guarantees are subject to the requirements of SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS 145"). We recognize a liability for the fair value of such lease guarantees under SFAS 145 upon refranchising and upon any subsequent renewals of such leases when we remain contingently liable. The related expense in both instances is included in refranchising gain (loss).

CASH AND CASH EQUIVALENTS Cash equivalents represent funds we have temporarily invested (with original maturities not exceeding three months) as part of managing our day-to-day operating cash receipts and disbursements.

INVENTORIES We value our inventories at the lower of cost (computed on the first-in, first-out method) or net realizable value.

PROPERTY, PLANT AND EQUIPMENT We state property, plant and equipment at cost less accumulated depreciation and amortization and valuation allowances. We calculate depreciation and amortization on a straight-line basis over the estimated useful lives of the assets as follows: 5 to 25 years for buildings and improvements, 3 to 20 years for machinery and equipment and 3 to 7 years for capitalized software costs. As discussed above, we suspend depreciation and amortization on assets related to restaurants that are held for sale.

LEASES AND LEASEHOLD IMPROVEMENTS We account for our leases in accordance with SFAS No. 13, "Accounting for Leases" and other related authoritative guidance. When determining the lease term, we often include option periods for which failure to renew the lease imposes a penalty on the Company in such an amount that a renewal appears, at the inception of the lease, to be reasonably assured. The primary penalty to which we are subject is the economic detriment associated with the existence of leasehold improvements which might be impaired if we choose not to continue the use of the leased property.

In 2004, we recorded an adjustment to correct instances where our leasehold improvements were not being depreciated over the shorter of their useful lives or the term of the lease, including options in some instances, over which we were recording rent expense, including escalations, on a straight line basis. The cumulative adjustment, primarily through increased U.S. depreciation expense, totaled $11.5 million ($7 million after tax). The portion of this adjustment that related to 2004 was approximately $3 million. As the portion of the adjustment recorded that was a correction of errors of amounts reported in our prior period financial statements was not material to any of those prior period financial statements, the entire adjustment was recorded in the 2004 Consolidated Financial Statements and no adjustment was made to any prior period financial statements.

We record rent expense for leases that contain scheduled rent increases on a straight-line basis over the lease term, including any option periods considered in the determination of that lease term. Contingent rentals are generally based on sales levels in excess of stipulated amounts, and thus are not considered minimum lease payments and are included in rent expense as they accrue. We generally do not receive leasehold improvement incentives upon opening a store that is subject to a lease.

Prior to fiscal year 2006, we capitalized rent while we were constructing a restaurant even if such construction period was subject to a rent holiday. Such capitalized rent was then expensed on a straight-line basis over the remaining term of the lease upon opening of the restaurant. Effective January 1, 2006 as required by FASB Staff Position No. 13-1, "Accounting for Rental Costs Incurred during a Construction Period" ("FSP 13-1"), we began expensing rent associated with leased land or buildings for construction periods whether rent was paid or we were subject to a rent holiday. The adoption of FSP 13-1 did not significantly impact our results of operations in 2006 and we do not anticipate significant future impact.

INTERNAL DEVELOPMENT COSTS AND ABANDONED SITE COSTS We capitalize direct costs associated with the site acquisition and construction of a Company unit on that site, including direct internal payroll and payroll-related costs. Only those site-specific costs incurred subsequent to the time that the site acquisition is considered probable are capitalized. If we subsequently make a determination that a site for which internal development costs have been capitalized will not be acquired or developed, any previously capitalized internal development costs are expensed and included in G&A expenses.

GOODWILL AND INTANGIBLE ASSETS The Company accounts for acquisitions of restaurants from franchisees and other acquisitions of businesses that may occur from time to time in accordance with SFAS No. 141, "Business Combinations" ("SFAS 141"). Goodwill in such acquisitions represents the excess of the cost of a business acquired over the net of the amounts assigned to assets acquired, including identifiable intangible assets, and liabilities assumed. SFAS 141 specifies criteria to be used in determining whether intangible assets acquired in a business combination must be recognized and reported separately from goodwill. We base amounts assigned to goodwill and other identifiable intangible assets on independent appraisals or internal estimates.

The Company accounts for recorded goodwill and other intangible assets in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). In accordance with SFAS 142, we do not amortize goodwill and indefinite-lived intangible assets. We evaluate the remaining useful life of an intangible asset that is not being amortized each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, we amortize the intangible asset prospectively over its estimated remaining useful life. Amortizable intangible assets are amortized on a straight-line basis.

In accordance with the requirements of SFAS 142, goodwill has been assigned to reporting units for purposes of impairment testing. Our reporting units are our operating segments in the U.S. (see Note 21) and our business management units internationally (typically individual countries). We evaluate goodwill and indefinite-lived assets for impairment on an annual basis or more often if an event occurs or circumstances change that indicate impairments might exist. Goodwill impairment tests consist of a comparison of each reporting unit's fair value with its carrying value. The fair value of a reporting unit is an estimate of the amount for which the unit as a whole could be sold in a current transaction between willing parties. We generally estimate fair value based on discounted cash flows. If the carrying value of a reporting unit exceeds its fair value, goodwill is written down to its implied fair value. We have selected the beginning of our fourth quarter as the date on which to perform our ongoing annual impairment test for goodwill. For 2006, 2005 and 2004, there was no impairment of goodwill identified during our annual impairment testing.

For indefinite-lived intangible assets, our impairment test consists of a comparison of the fair value of an intangible asset with its carrying amount. Fair value is an estimate of the price a willing buyer would pay for the intangible asset and is generally estimated by discounting the expected future cash flows associated with the intangible asset. We also perform our annual test for impairment of our indefinite-lived intangible assets at the beginning of our fourth quarter. No impairment of indefinite-lived intangible assets was recorded in 2006, 2005 or 2004.

Our amortizable intangible assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of the intangible asset may not be recoverable. An intangible asset that is deemed impaired is written down to its estimated fair value, which is based on discounted cash flows. For purposes of our impairment analysis, we update the cash flows that were initially used to value the amortizable intangible asset to reflect our current estimates and assumptions over the asset's future remaining life.

SHARE-BASED EMPLOYEE COMPENSATION In the fourth quarter 2005, the Company adopted SFAS No. 123 (Revised 2004), "Share-Based Payment" ("SFAS 123R"), which replaced SFAS No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"), superseded APB 25, "Accounting for Stock Issued to Employees" and related interpretations and amended SFAS No. 95, "Statement of Cash Flows." The provisions of SFAS 123R are similar to those of SFAS 123, however, SFAS 123R requires all new, modified and unvested share-based payments to employees, including grants of employee stock options and stock appreciation rights ("SARs"), be recognized in the financial statements as compensation cost over the service period based on their fair value on the date of grant. Compensation cost is recognized over the service period on a straight-line basis for the fair value of awards that actually vest.

We adopted SFAS 123R using the modified retrospective application transition method effective September 4, 2005, the beginning of our 2005 fourth quarter. As permitted by SFAS 123R, we applied the modified retrospective application transition method to the beginning of the fiscal year of adoption (our fiscal year 2005). As such, the results for the first three fiscal quarters of 2005 were required to be adjusted to recognize the compensation cost previously reported in the pro forma footnote disclosures under the provisions of SFAS 123. However, years prior to 2005 were not restated.

The adoption of SFAS 123R resulted in a decrease in operating profit, the associated income tax benefits and a decrease in net income as shown below. Additionally, cash flows from operating activities decreased $62 million and $87 million in 2006 and 2005, respectively, and cash flows from financing activities increased $62 million and $87 million in 2006 and 2005, respectively.

	2006	2005
Payroll and employee benefits	**$ 9**	$ 10
General and administrative expense	**51**	48
Operating profit	**60**	58
Income tax benefit	**(21)**	(20)
Net income impact	**$ 39**	$ 38

Prior to 2005, all share-based payments were accounted for under the recognition and measurement principles of APB 25 and its related interpretations. Accordingly, no expense was reflected in the Consolidated Statements of Income for stock options, as all stock options granted had an exercise price equal to the market value of our underlying common stock on the date of grant. The following table illustrates the pro forma effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123 to all share-based payments for 2004.

	2004
Net Income, as reported	$ 740
Add: Compensation expense included in reported net income, net of related tax	3
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(40)
Net income, pro forma	703
Basic Earnings per Common Share	
As reported	$ 2.54
Pro forma	2.42
Diluted Earnings per Common Share	
As reported	$ 2.42
Pro forma	2.30

DERIVATIVE FINANCIAL INSTRUMENTS We do not use derivative instruments for trading purposes and we have procedures in place to monitor and control their use. Our use of derivative instruments has included interest rate swaps and collars, treasury locks and foreign currency forward contracts. These derivative contracts are entered into with financial institutions.

We account for these derivative financial instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") as amended by SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). SFAS 133 requires that all derivative instruments be recorded on the Consolidated Balance Sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument is dependent upon whether the derivative has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument as well as the offsetting gain or loss on the hedged item attributable to the hedged risk are recognized in the results of operations. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Any ineffective portion of the gain or loss on the derivative instrument is recorded in the results of operations immediately. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in the results of operations immediately. See Note 14 for a discussion of our use of derivative instruments, management of credit risk inherent in derivative instruments and fair value information.

COMMON STOCK SHARE REPURCHASES From time to time, we repurchase shares of our Common Stock under share repurchase programs authorized by our Board of Directors. Shares repurchased constitute authorized, but unissued shares under the North Carolina laws under which we are incorporated. Additionally, our Common Stock has no par or stated value. Accordingly, we record the full value of share repurchases against Common Stock except when to do so would result in a negative balance in our Common Stock account. In such instances, on a period basis, we record the cost of any further share repurchases as a reduction in retained earnings. Due to the large number of share repurchases and the increase in our Common Stock market value over the past several years, our Common Stock balance is frequently zero at the end of any period. Accordingly, $716 million and $87 million in share repurchases were recorded as a reduction in retained earnings in 2006 and 2005, respectively. We have no legal restrictions on the payment of dividends. See Note 19 for additional information.

PENSION AND POSTRETIREMENT MEDICAL BENEFITS In the fourth quarter of 2006, we adopted the recognition and disclosure provisions of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R)" ("SFAS 158"). SFAS 158 amends SFAS No. 87, "Employers' Accounting for Pensions" ("SFAS 87"), SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Plans and for Termination Benefits" ("SFAS 88"), SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("SFAS 106") and SFAS No. 132(R), "Employers' Disclosures about Pensions and Other Postretirement Benefits."

SFAS 158 required the Company to recognize the funded status of its pension and postretirement plans in the December 30, 2006 Consolidated Balance Sheet, with a corresponding adjustment to accumulated other comprehensive income, net of tax. Gains or losses and prior service costs or credits that arise in future years will be recognized as a component of other comprehensive income to the extent they have not been recognized as a component of net periodic benefit cost pursuant to SFAS 87 or SFAS 106.

The incremental effects of adopting the provisions of SFAS 158 on the Company's Consolidated Balance Sheet at December 30, 2006 are presented as follows. The adoption of SFAS 158 had no impact on the Consolidated Statement of Income.

	Before Application of SFAS 158	Adjustments	After Application of SFAS 158
Intangible assets, net	$ 350	$ (3)	$ 347
Deferred income taxes	268	37	305
Total assets	6,319	34	6,353
Accounts payable and other current liabilities	1,384	2	1,386
Other liabilities and deferred credits	1,048	99	1,147
Total liabilities	4,815	101	4,916
Accumulated other comprehensive loss	(89)	(67)	(156)
Total stockholders' equity	1,504	(67)	1,437

SFAS 158 also requires measurement of the funded status of pension and postretirement plans as of the date of a Company's fiscal year end effective in the year ended 2008. Certain of our plans currently have measurement dates that do not coincide with our fiscal year end and thus we will be required to change their measurement dates in 2008.

QUANTIFICATION OF MISSTATEMENTS In September 2006, the Securities and Exchange Commission (the "SEC") issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement for the purpose of a materiality assessment. SAB 108 requires that registrants quantify a current year misstatement using an approach that considers both the impact of prior year misstatements that remain on the balance sheet and those that were recorded in the current year income statement. Historically, we quantified misstatements and assessed materiality based on a current year income statement approach. We were required to adopt SAB 108 in the fourth quarter of 2006.

The transition provisions of SAB 108 permit uncorrected prior year misstatements that were not material to any prior periods under our historical income statement approach but that would have been material under the dual approach of SAB 108 to be corrected in the carrying amounts of assets and liabilities at the beginning of 2006 with the offsetting adjustment to retained earnings for the cumulative effect of misstatements. We have adjusted certain balances in the accompanying Consolidated Financial Statements at the beginning of 2006 to correct the misstatements discussed below which we considered to be immaterial in prior periods under our historical approach. The impact of the January 1, 2006 cumulative effect adjustment, net of any income tax effect, was an increase to retained earnings as follows:

Deferred tax liabilities adjustments	$ 79
Reversal of unallocated reserve	6
Non-GAAP conventions	15
Net increase to January 1, 2006 retained earnings	$ 100

DEFERRED TAXES Our opening Consolidated Balance Sheet at Spin-off included significant deferred tax assets and liabilities. Over time we have determined that deferred tax liability amounts were recorded in excess of those necessary to reflect our temporary differences.

UNALLOCATED RESERVES A reserve was established in 1999 equal to certain out of year corrections recorded during that year such that there was no misstatement under our historical approach. No adjustments have been recorded to this reserve since its establishment and we do not believe the reserve is required.

NON-GAAP ACCOUNTING CONVENTIONS Prior to 2006, we used certain non-GAAP conventions to account for capitalized interest on restaurant construction projects, the leases of our Pizza Hut United Kingdom unconsolidated affiliate and certain state tax benefits. The net income statement impact on any given year from the use of these non-GAAP conventions was immaterial both individually and in the aggregate under our historical approach. Below is a summary of the accounting policies we adopted effective the beginning of 2006 and the impact of the cumulative effect adjustment under SAB 108, net of any income tax effect. The impact of these accounting policy changes was not significant to our results of operations in 2006.

INTEREST CAPITALIZATION SFAS No. 34, "Capitalization of Interest Cost" requires that interest be capitalized as part of an asset's acquisition cost. We traditionally have not capitalized interest on individual restaurant construction projects. We increased our 2006 beginning retained earnings balance by approximately $12 million for the estimated capitalized interest on existing restaurants, net of accumulated depreciation.

LEASE ACCOUNTING BY OUR PIZZA HUT UNITED KINGDOM UNCONSOLIDATED AFFILIATE Prior to our fourth quarter acquisition of the remaining fifty percent interest in our Pizza Hut United Kingdom unconsolidated affiliate, we accounted for our ownership under the equity method. The unconsolidated affiliate historically accounted for all of its leases as operating and we made no adjustments in recording equity income. We decreased our 2006 beginning retained earnings balance by approximately $4 million to reflect our fifty percent share of the cumulative equity income impact of properly recording certain leases as capital.

RECOGNITION OF CERTAIN STATE TAX BENEFITS We have historically recognized certain state tax benefits on a cash basis as they were recognized on the respective state tax returns instead of in the year the benefit originated. We increased our 2006 beginning retained earnings by approximately $7 million to recognize these state tax benefits as deferred tax assets.

NEW ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), an interpretation of FASB Statement No. 109, "Accounting for Income Taxes." FIN 48 is effective for fiscal years beginning after December 15, 2006, the year beginning December 31, 2006 for the Company. FIN 48 requires that a position taken or expected to be taken in a tax return be recognized in the financial statements when it is more likely than not (i.e., a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Upon adoption, the cumulative effect of applying the recognition and measurement provisions of FIN 48, if any, shall be reflected as an adjustment to the opening balance of retained earnings. We do not currently anticipate that the adjustment to the opening balance of retained earnings we will record upon adoption of FIN 48 will materially impact our financial condition.

FIN 48 requires that subsequent to initial adoption a change in judgment that results in subsequent recognition, derecognition or change in a measurement of a tax position taken in a prior annual period (including any related interest and penalties) be recognized as a discrete item in the period in which the change occurs. Currently, we record such changes in judgment, including audit settlements, as a component of our annual effective rate. Thus, our reported quarterly income tax rate may become more volatile upon adoption of FIN 48. This change will not impact the manner in which we record income tax expense on an annual basis.

FIN 48 also requires expanded disclosures including identification of tax positions for which it is reasonably possible that total amounts of unrecognized tax benefits will significantly change in the next twelve months, a description of tax years that remain subject to examination by major tax jurisdiction, a tabular reconciliation of the total amount of unrecognized tax benefits at the beginning and end of each annual reporting period, the total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate and the total amounts of interest and penalties recognized in the statements of operations and financial position.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measures" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measures required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS 157 is effective for fiscal years beginning after November 15, 2007, the year beginning December 30, 2007 for the Company. We are currently reviewing the provisions of SFAS 157 to determine any impact for the Company.

In February 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities," ("SFAS 159"). SFAS 159 provides companies with an option to report selected financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. SFAS 159 is effective for fiscal years beginning after November 15, 2007, the year beginning December 30, 2007 for the Company. We are currently reviewing the provisions of SFAS 159 to determine any impact for the Company.

3. Earnings Per Common Share ("EPS")

	2006	2005	2004
Net income	**$ 824**	$ 762	$ 740
Weighted-average common shares outstanding (for basic calculation)	**273**	286	291
Effect of dilutive share-based employee compensation	**9**	12	14
Weighted-average common and dilutive potential common shares outstanding (for diluted calculation)	**282**	298	305
Basic EPS	**$ 3.02**	$ 2.66	$ 2.54
Diluted EPS	**$ 2.92**	$ 2.55	$ 2.42
Unexercised employee stock options and stock appreciation rights (in millions) excluded from the diluted EPS computation[a]	**0.1**	0.5	0.4

(a) These unexercised employee stock options and stock appreciation rights were not included in the computation of diluted EPS because their exercise prices were greater than the average market price of our Common Stock during the year.



4. Items Affecting Comparability of Net Income

FACILITY ACTIONS Refranchising (gain) loss, store closure (income) costs and store impairment charges by reportable segment are as follows:

	2006	2005	2004
U.S.			
Refranchising net (gain) loss[a][b]	**$ (20)**	$ (40)	$ (14)
Store closure costs (income)	**(1)**	2	(3)
Store impairment charges	**38**	44	17
Closure and impairment expenses	**$ 37**	$ 46	$ 14
International Division			
Refranchising net (gain) loss[a][b]	**$ (4)**	$ (3)	$ 3
Store closure costs (income)	**1**	(1)	1
Store impairment charges	**15**	10	19
Closure and impairment expenses	**$ 16**	$ 9	$ 20
China Division			
Refranchising net (gain) loss[a]	**$ —**	$ —	$ (1)
Store closure costs (income)	**(1)**	(1)	(1)
Store impairment charges	**7**	8	5
Closure and impairment expenses	**$ 6**	$ 7	$ 4
Worldwide			
Refranchising net (gain) loss[a][b]	**$ (24)**	$ (43)	$ (12)
Store closure costs (income)	**(1)**	—	(3)
Store impairment charges	**60**	62	41
Closure and impairment expenses	**$ 59**	$ 62	$ 38

(a) Refranchising (gain) loss is not allocated to segments for performance reporting purposes.
(b) Includes initial franchise fees in the U.S. of $11 million in 2006, $7 million in 2005 and $2 million in 2004, and in the International Division of $6 million in 2006, $3 million in 2005 and $8 million in 2004. See Note 7.

The following table summarizes the 2006 and 2005 activity related to reserves for remaining lease obligations for closed stores.

	Beginning Balance	Amounts Used	New Decisions	Estimate/ Decision Changes	Other	Ending Balance
2005 Activity	$ 43	(13)	14	—	—	$ 44
2006 Activity	**$ 44**	**(17)**	**8**	**1**	**—**	**$ 36**

Assets held for sale at December 30, 2006 and December 31, 2005 total $13 million and $11 million, respectively, of U.S. property, plant and equipment, primarily land, on which we previously operated restaurants and are included in prepaid expenses and other current assets on our Consolidated Balance Sheets.

WRENCH LITIGATION In fiscal year 2003, we recorded a charge of $42 million related to a lawsuit filed against Taco Bell Corp. (the "Wrench litigation"). Income of $14 million was recorded for 2004 reflecting settlements associated with the Wrench litigation for amounts less than previously accrued as well as related insurance recoveries. We recorded income of $2 million in 2005 from a settlement with an insurance carrier related to the Wrench litigation. We continue to pursue additional recoveries which, if any, will be recorded as realized.

AMERISERVE AND OTHER CHARGES (CREDITS) AmeriServe Food Distribution Inc. ("AmeriServe") was the primary distributor of food and paper supplies to our U.S. stores when it filed for protection under Chapter 11 of the U.S. Bankruptcy Code on January 31, 2000. A plan of reorganization for AmeriServe (the "POR") was approved on November 28, 2000, which resulted in, among other things, the assumption of our distribution agreement, subject to certain amendments, by McLane Company, Inc. During the AmeriServe bankruptcy reorganization process, we took a number of actions to ensure continued supply to our system. Those actions resulted in significant expense for the Company, primarily recorded in 2000. Under the POR, we are entitled to proceeds from certain residual assets, preference claims and other legal recoveries of the estate.

Income of $1 million, $2 million and $16 million was recorded as AmeriServe and other charges (credits) for 2006, 2005 and 2004, respectively. These amounts primarily resulted from cash recoveries related to the AmeriServe bankruptcy reorganization process.

5. Supplemental Cash Flow Data

	2006	2005	2004
Cash Paid For:			
Interest	**$ 185**	$ 132	$ 146
Income taxes	**304**	232	276
Significant Non-Cash Investing and Financing Activities:			
Assumption of capital leases related to the acquisition of restaurants from franchisees	**$ —**	$ —	$ 8
Capital lease obligations incurred to acquire assets	**9**	7	13

Additionally, we assumed the full liability associated with capital leases of $95 million and short-term borrowings of $23 million when we acquired the remaining fifty percent ownership interest of our Pizza Hut United Kingdom unconsolidated affiliate (See Note 6). Previously, our fifty percent share of these liabilities were reflected in our Investment in unconsolidated affiliate balance under the equity method of accounting and were not presented as liabilities on our Consolidated Balance Sheet.

6. Pizza Hut United Kingdom Acquisition

On September 12, 2006, we completed the acquisition of the remaining fifty percent ownership interest of our Pizza Hut United Kingdom ("U.K.") unconsolidated affiliate for $187 million in cash, including transaction costs and prior to $9 million of cash assumed. This unconsolidated affiliate owned more than 500 restaurants in the U.K. The acquisition was driven by growth opportunities we see in the market and the desire of our former partner in the unconsolidated affiliate to refocus its business to other industry sectors. Prior to this acquisition, we accounted for our ownership interest under the equity method of accounting. Our Investment in unconsolidated affiliate balance for the Pizza Hut U.K. unconsolidated affiliate was $58 million at the date of this acquisition.

Subsequent to the acquisition we consolidated all of the assets and liabilities of Pizza Hut U.K. These assets and liabilities were valued at fifty percent of their historical carrying value and fifty percent of their fair value upon acquisition. We have preliminarily assigned fair values such that assets and liabilities recorded for Pizza Hut U.K. at the acquisition date were as follows:

Current assets, including cash of $9	$ 27
Property, plant and equipment	340
Intangible assets	19
Goodwill	117
Total assets acquired	503
Current liabilities, other than capital lease obligations and short-term borrowings	102
Capital lease obligation, including current portion	95
Short-term borrowings	23
Other long-term liabilities	38
Total liabilities assumed	258
Net assets acquired (cash paid and investment allocated)	$ 245

All of the $19 million in intangible assets (primarily reacquired franchise rights) are subject to amortization with a weighted average life of approximately 18 years. The $117 million in goodwill is not expected to be deductible for income tax purposes and will be allocated to the International Division in its entirety.

Under the equity method of accounting, we reported our fifty percent share of the net income of the unconsolidated affiliate (after interest expense and income taxes) as Other (income) expense in the Consolidated Statements of Income. We also recorded a franchise fee for the royalty received from the stores owned by the unconsolidated affiliate. From the date of the acquisition through December 4, 2006 (the end of our fiscal year for Pizza Hut U.K.), we reported Company sales and the associated restaurant costs, general and administrative expense, interest expense and income taxes associated with the restaurants previously owned by the unconsolidated affiliate in the appropriate line items of our Consolidated Statements of Income. We no longer recorded franchise fee income for the restaurants previously owned by the unconsolidated affiliate nor did we report other income under the equity method of accounting. As a result of this acquisition, company sales and restaurant profit increased $164 million and $16 million, respectively, franchise fees decreased $7 million and G&A expenses increased $8 million compared to the year ended December 31, 2005. The impacts on operating profit and net income were not significant.

If the acquisition had been completed as of the beginning of the years ended December 30, 2006 and December 31, 2005, pro forma Company sales and franchise and license fees would have been as follows:

	2006	2005
Company sales	**$ 8,886**	$ 8,944
Franchise and license fees	**$ 1,176**	$ 1,095

The pro forma impact of the acquisition on net income and diluted earnings per share would not have been significant in 2006 and 2005. The pro forma information is not necessarily indicative of the results of operations had the acquisition actually occurred at the beginning of each of these periods nor is it necessarily indicative of future results.

7.

Franchise and License Fees

	2006	2005	2004
Initial fees, including renewal fees	**$ 57**	$ 51	$ 43
Initial franchise fees included in refranchising gains	**(17)**	(10)	(10)
	40	41	33
Continuing fees	**1,156**	1,083	986
	$ 1,196	$ 1,124	$ 1,019

8.

Other (Income) Expense

	2006	2005	2004
Equity income from investments in unconsolidated affiliates	**$ (51)**	$ (51)	$ (54)
Gain upon sale of investment in unconsolidated affiliate[(a)]	**(2)**	(11)	—
Recovery from supplier[(b)]	**—**	(20)	—
Contract termination charge[(c)]	**8**	—	—
Foreign exchange net (gain) loss and other	**(6)**	2	(1)
Other (income) expense	**$ (51)**	$ (80)	$ (55)

(a) Reflects net gains related to the 2005 sale of our fifty percent interest in the entity that operated almost all KFCs and Pizza Huts in Poland and the Czech Republic to our then partner in the entity, principally for cash. This transaction has generated net gains of approximately $13 million for YUM as cumulative cash proceeds (net of expenses) of approximately $27 million from the sale of our interest in the entity exceeded our recorded investment in this unconsolidated affiliate.

(b) Relates to a financial recovery from a supplier ingredient issue in mainland China totaling $24 million, $4 million of which was recognized through equity income from investments in unconsolidated affiliates. Our KFC business in mainland China was negatively impacted by the interruption of product offerings and negative publicity associated with a supplier ingredient issue experienced in late March 2005. During 2005, we entered into agreements with the supplier for a partial recovery of our losses.

(c) Reflects an $8 million charge associated with the termination of a beverage agreement in the United States segment.

9.

Property, Plant and Equipment, net

	2006	2005
Land	**$ 541**	$ 567
Buildings and improvements	**3,449**	3,094
Capital leases, primarily buildings	**221**	126
Machinery and equipment	**2,566**	2,399
	6,777	6,186
Accumulated depreciation and amortization	**(3,146)**	(2,830)
	$ 3,631	$ 3,356

Depreciation and amortization expense related to property, plant and equipment was $466 million, $459 million and $434 million in 2006, 2005 and 2004, respectively.

10. Goodwill and Intangible Assets

The changes in the carrying amount of goodwill are as follows:

	U.S.	International Division	China Division	Worldwide
Balance as of December 25, 2004	$ 395	$ 100	$ 58	$ 553
Acquisitions	—	1	—	1
Disposals and other, net[(a)]	(11)	(5)	—	(16)
Balance as of December 31, 2005	$ 384	$ 96	$ 58	$ 538
Acquisitions	—	123	—	123
Disposals and other, net[(a)]	(17)	18	—	1
Balance as of December 30, 2006	**$ 367**	**$ 237**	**$ 58**	**$ 662**

(a) Disposals and other, net for the International Division primarily reflects the impact of foreign currency translation on existing balances. Disposals and other, net for the U.S. Division, primarily reflects goodwill write-offs associated with refranchising.

Intangible assets, net for the years ended 2006 and 2005 are as follows:

	2006		2005	
	Gross Carrying Amount	**Accumulated Amortization**	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets				
Franchise contract rights	**$ 153**	**$ (66)**	$ 144	$ (59)
Trademarks/brands	**220**	**(18)**	208	(9)
Favorable operating leases	**15**	**(10)**	18	(14)
Reacquired franchise rights[(a)]	**18**	—	—	—
Pension-related intangible[(b)]	**—**	—	7	—
Other	**5**	**(1)**	5	(1)
	$ 411	**$ (95)**	$ 382	$ (83)
Unamortized intangible assets				
Trademarks/brands	**$ 31**		$ 31	

(a) Increase is primarily due to the acquisition of the remaining fifty percent interest in our former Pizza Hut U.K. unconsolidated affiliate.
(b) Subsequent to the adoption of SFAS 158 a pension-related intangible asset is no longer recorded. See Note 2 for further discussion.

We have recorded intangible assets through past acquisitions representing the value of our KFC, LJS and A&W trademarks/brands. The value of a trademark/brand is determined based upon the value derived from the royalty we avoid, in the case of Company stores, or receive, in the case of franchise and licensee stores, for the use of the trademark/brand. We have determined that our KFC trademark/brand intangible asset has an indefinite life and therefore is not amortized. We have determined that our LJS and A&W trademarks/brands are subject to amortization and are being amortized over their expected useful lives which are currently thirty years.

On March 24, 2006, we finalized an agreement with Rostik's Restaurant Ltd. ("RRL"), a franchisor and operator of a chicken chain in Russia known as Rostik's, under which we acquired the Rostik's brand and associated intellectual property for $15 million. We will also provide financial support, including loans and guarantees, up to $30 million to support future development by RRL in Russia, an insignificant amount of which has been incurred as of December 30, 2006. This agreement also includes a put/call option that may be exercised, subject to certain conditions, between the fifth and seventh year whereby ownership of then existing restaurants would be transferred to YRI. The majority of the purchase price of $15 million was allocated to the trademarks acquired for the International Division and will be amortized over a period of seven years.

Amortization expense for all definite-lived intangible assets was $15 million in 2006, $13 million in 2005 and $8 million in 2004. Amortization expense for definite-lived intangible assets will approximate $17 million annually in 2007 through 2011.

11. Accounts Payable and Other Current Liabilities

	2006	2005
Accounts payable	**$ 554**	$ 473
Accrued compensation and benefits	**302**	274
Dividends payable	**119**	32
Other current liabilities	**411**	477
	$ 1,386	$ 1,256

12. Short-term Borrowings and Long-term Debt

	2006	2005
Short-term Borrowings		
Unsecured Term Loans, expire January 2007	**$ 183**	$ —
Current maturities of long-term debt	**16**	211
Other	**28**	—
	$ 227	$ 211
Long-term Debt		
Unsecured International Revolving Credit Facility, expires November 2010	**$ 174**	$ 180
Unsecured Revolving Credit Facility, expires September 2009	**—**	—
Senior, Unsecured Notes, due April 2006	**—**	200
Senior, Unsecured Notes, due May 2008	**251**	251
Senior, Unsecured Notes, due April 2011	**646**	646
Senior, Unsecured Notes, due July 2012	**399**	398
Senior, Unsecured Notes, due April 2016	**300**	—
Capital lease obligations (See Note 13)	**228**	114
Other, due through 2019 (11%)	**76**	77
	2,074	1,866
Less current maturities of long-term debt	**(16)**	(211)
Long-term debt excluding SFAS 133 adjustment	**2,058**	1,655
Derivative instrument adjustment under SFAS 133 (See Note 14)	**(13)**	(6)
Long-term debt including SFAS 133 adjustment	**$ 2,045**	$ 1,649

Our primary bank credit agreement comprises a $1.0 billion senior unsecured Revolving Credit Facility (the "Credit Facility"), which matures in September 2009. The Credit Facility is unconditionally guaranteed by our principal domestic subsidiaries and contains financial covenants relating to maintenance of leverage and fixed charge coverage ratios. The Credit Facility also contains affirmative and negative covenants including, among other things, limitations on certain additional indebtedness, guarantees of indebtedness, level of cash dividends, aggregate non-U.S. investment and certain other transactions as specified in the agreement. We were in compliance with all debt covenants at December 30, 2006.

Under the terms of the Credit Facility, we may borrow up to the maximum borrowing limit less outstanding letters of credit. At December 30, 2006, our unused Credit Facility totaled $778 million, net of outstanding letters of credit of $222 million. There were no borrowings under the Credit Facility at December 30, 2006. The interest rate for borrowings under the Credit Facility ranges from 0.35% to 1.625% over the London Interbank Offered Rate ("LIBOR") or 0.00% to 0.20% over an Alternate Base Rate, which is the greater of the Prime Rate or the Federal Funds Effective Rate plus 0.50%. The exact spread over LIBOR or the Alternate Base Rate, as applicable, depends on our performance under specified financial criteria. Interest on any outstanding borrowings under the Credit Facility is payable at least quarterly. In 2006, 2005 and 2004, we expensed facility fees of approximately $3 million, $2 million and $4 million, respectively.

In November 2005, we executed a five-year revolving credit facility totaling $350 million (the "International Credit Facility" or "ICF") on behalf of three of our wholly owned international subsidiaries. The ICF is unconditionally guaranteed by YUM and by YUM's principal domestic subsidiaries and contains covenants substantially identical to those of the Credit Facility. We were in compliance with all debt covenants at the end of 2006.

There were borrowings of $174 million and available credit of $176 million outstanding under the ICF at the end of 2006. The interest rate for borrowings under the ICF ranges from 0.20% to 1.20% over LIBOR or 0.00% to 0.20% over a Canadian Alternate Base Rate, which is the greater of the Citibank, N.A., Canadian Branch's publicly announced reference rate or the "Canadian Dollar Offered Rate" plus 0.50%. The exact spread over LIBOR or the Canadian Alternate Base Rate, as applicable, depends upon YUM's performance under specified financial criteria. Interest on any outstanding borrowings under the ICF is payable at least quarterly.

In 2006, we executed two short-term borrowing arrangements (the "Term Loans") on behalf of the International Division. There were borrowings of $183 million outstanding at the end of 2006 under the Term Loans, both of which expired and were repaid in the first quarter of 2007.

The majority of our remaining long-term debt primarily comprises Senior Unsecured Notes. Amounts outstanding under Senior Unsecured Notes were $1.6 billion at December 30, 2006. The Senior Unsecured Notes represent senior, unsecured obligations and rank equally in right of payment with all of our existing and future unsecured unsubordinated indebtedness. These amounts include $300 million aggregate principal amount of 6.25% Senior Unsecured Notes that were issued in April 2006 and are due on April 15, 2016 (the "2006 Notes"). We used $200 million of the proceeds from the 2006 Notes to repay our 8.5% Senior Unsecured Notes that matured in April 2006 and the remainder for general corporate purposes.

In anticipation of issuing the 2006 Notes, we entered into treasury locks during the quarter ended March 25, 2006 with aggregate notional amounts of $250 million to hedge the risk of changes in future interest payments attributable to changes in United States Treasury rates prior to issuance of the 2006 Notes. As these treasury locks were designated and effective in offsetting this variability in cash flows associated with the future interest payments, the resulting gain from settlement of these treasury locks of approximately $8 million is being amortized over the ten year life of the 2006 Notes as a reduction in interest expense. See Note 14 for further discussion.

The following table summarizes all Senior Unsecured Notes issued that remain outstanding at December 30, 2006:

Issuance Date[(a)]	Maturity Date	Principal Amount (in millions)	Interest Rate	
			Stated	Effective[(b)]
May 1998	May 2008	250	7.65%	7.81%
April 2001	April 2011	650	8.88%	9.20%
June 2002	July 2012	400	7.70%	8.04%
April 2006	April 2016	300	6.25%	6.41%

(a) Interest payments commenced six months after issuance date and are payable semi-annually thereafter.
(b) Includes the effects of the amortization of any (1) premium or discount; (2) debt issuance costs; and (3) gain or loss upon settlement of related treasury locks. Excludes the effect of any interest rate swaps as described in Note 14.

The annual maturities of short-term borrowings and long-term debt as of December 30, 2006, excluding capital lease obligations of $228 million and derivative instrument adjustments of $13 million, are as follows:

Year ended:	
2007	$ 213
2008	252
2009	3
2010	178
2011	654
Thereafter	761
Total	$ 2,061

Interest expense on short-term borrowings and long-term debt was $172 million, $147 million and $145 million in 2006, 2005 and 2004, respectively.

13. Leases

At December 30, 2006 we operated more than 7,700 restaurants, leasing the underlying land and/or building in more than 5,800 of those restaurants with our commitments expiring at various dates through 2087. We also lease office space for headquarters and support functions, as well as certain office and restaurant equipment. We do not consider any of these individual leases material to our operations. Most leases require us to pay related executory costs, which include property taxes, maintenance and insurance.

Future minimum commitments and amounts to be received as lessor or sublessor under non-cancelable leases are set forth below:

	Commitments		Lease Receivables	
	Capital	Operating	Direct Financing	Operating
2007	$ 20	$ 438	$ 3	$ 39
2008	20	398	3	34
2009	20	359	4	30
2010	19	327	4	29
2011	19	291	4	25
Thereafter	205	1,793	29	138
	$ 303	$ 3,606	$ 47	$ 295

At December 30, 2006 and December 31, 2005, the present value of minimum payments under capital leases was $228 million and $114 million, respectively. At December 30, 2006 and December 31, 2005, unearned income associated with direct financing lease receivables was $24 million and $38 million, respectively.

The details of rental expense and income are set forth below:

	2006	2005	2004
Rental expense			
Minimum	**$ 412**	$ 380	$ 376
Contingent	**62**	51	49
	$ 474	$ 431	$ 425
Minimum rental income	**$ 21**	$ 24	$ 27

14. Financial Instruments

INTEREST RATE DERIVATIVE INSTRUMENTS We enter into interest rate swaps with the objective of reducing our exposure to interest rate risk and lowering interest expense for a portion of our debt. Under the contracts, we agree with other parties to exchange, at specified intervals, the difference between variable rate and fixed rate amounts calculated on a notional principal amount. At both December 30, 2006 and December 31, 2005, interest rate derivative instruments outstanding had notional amounts of $850 million. These swaps have reset dates and floating rate indices which match those of our underlying fixed-rate debt and have been designated as fair value hedges of a portion of that debt. As the swaps qualify for the short-cut method under SFAS 133, no ineffectiveness has been recorded. The fair value of these swaps as of December 30, 2006 was a liability of approximately $15 million, which has been included in Other liabilities and deferred credits. The net fair value of these swaps as of December 31, 2005 was a net liability of approximately $5 million, of which $4 million and $9 million were included in Other assets and Other liabilities and deferred credits, respectively. The portion of this fair value which has not yet been recognized as an addition to interest expense at December 30, 2006 and December 31, 2005 has been included as a reduction to long-term debt ($13 million and $6 million, respectively).

FOREIGN EXCHANGE DERIVATIVE INSTRUMENTS We enter into foreign currency forward contracts with the objective of reducing our exposure to cash flow volatility arising from foreign currency fluctuations associated with certain foreign currency denominated intercompany short-term receivables and payables. The notional amount, maturity date, and currency of these contracts match those of the underlying receivables or payables. For those foreign currency exchange forward contracts that we have designated as cash flow hedges, we measure ineffectiveness by comparing the cumulative change in the forward contract with the cumulative change in the hedged item. No material ineffectiveness was recognized in 2006, 2005 or 2004 for those foreign currency forward contracts designated as cash flow hedges.

DEFERRED AMOUNTS IN ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) As of December 30, 2006, we had a net deferred gain associated with cash flow hedges of approximately $4 million, net of tax. The gain, which primarily arose from the settlement of treasury locks entered into prior to the issuance of certain amounts of our fixed-rate debt, is being reclassified into earnings through 2016 as a decrease to interest expense on this debt. See Note 12 for discussion of the current year settlement of the treasury locks associated with the 2006 Notes.

CREDIT RISKS Credit risk from interest rate swaps and foreign currency forward contracts is dependent both on movement in interest and currency rates and the possibility of non-payment by counterparties. We mitigate credit risk by entering into these agreements with high-quality counterparties, and settle swap and forward rate payments on a net basis.

Accounts receivable consists primarily of amounts due from franchisees and licensees for initial and continuing fees. In addition, we have notes and lease receivables from certain of our franchisees. The financial condition of these franchisees and licensees is largely dependent upon the underlying business trends of our Concepts. This concentration of credit risk is mitigated, in part, by the large number of franchisees and licensees of each Concept and the short-term nature of the franchise and license fee receivables.

FAIR VALUE At December 30, 2006 and December 31, 2005, the fair values of cash and cash equivalents, short-term investments, accounts receivable and accounts payable approximated their carrying values because of the short-term nature of these instruments. The fair value of notes receivable approximates the carrying value after consideration of recorded allowances.



The carrying amounts and fair values of our other financial instruments subject to fair value disclosures are as follows:

	2006		2005	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
Debt				
Short-term borrowings and long-term debt, excluding capital leases and the derivative instrument adjustments	**$ 2,057**	**$ 2,230**	$ 1,752	$ 1,931
Debt-related derivative instruments:				
Open contracts in a net asset (liability) position	**(15)**	**(15)**	(5)	(5)
Foreign currency-related derivative instruments:				
Open contracts in a net asset (liability) position	**(7)**	**(7)**	—	—
Lease guarantees	**19**	**28**	16	27
Guarantees supporting financial arrangements of certain franchisees and other third parties	**7**	**7**	7	7
Letters of credit	**—**	**1**	—	1

We estimated the fair value of debt, debt-related derivative instruments, foreign currency-related derivative instruments, guarantees and letters of credit using market quotes and calculations based on market rates.

15. Pension and Postretirement Medical Benefits

The following disclosures reflect our fourth quarter adoption of the recognition and disclosure provisions of SFAS 158 as discussed in Note 2.

PENSION BENEFITS We sponsor noncontributory defined benefit pension plans covering certain full-time salaried and hourly U.S. employees. The most significant of these plans, the YUM Retirement Plan (the "Plan"), is funded while benefits from the other U.S. plan are paid by the Company as incurred. During 2001, the plans covering our U.S. salaried employees were amended such that any salaried employee hired or rehired by YUM after September 30, 2001 is not eligible to participate in those plans. Benefits are based on years of service and earnings or stated amounts for each year of service. We also sponsor various defined benefit pension plans covering certain of our non-U.S. employees, the most significant of which are in the U.K. (including a plan for Pizza Hut U.K. employees that was sponsored by our unconsolidated affiliate prior to our acquisition of the remaining fifty percent interest in the unconsolidated affiliate in 2006). Our plans in the U.K. have previously been amended such that new participants are not eligible to participate in these plans.

OBLIGATION AND FUNDED STATUS AT MEASUREMENT DATE: The following chart summarizes the balance sheet impact, as well as benefit obligations, assets, and funded status associated with our U.S. pension plans and significant International pension plans based on actuarial valuations prepared as of a measurement date of September 30, 2006 and 2005, with the exception of the Pizza Hut U.K. pension plan where such information is presented as of a measurement date of November 30, 2006.

	U.S. Pension Plans		International Pension Plans	
	2006	2005	**2006**	2005
Change in benefit obligation				
Benefit obligation at beginning of year	**$ 815**	$ 700	**$ 57**	$ 44
Service cost	**34**	33	**5**	3
Interest cost	**46**	43	**4**	2
Participant contributions	**—**	—	**1**	1
Plan amendments	**(3)**	—	**—**	—
Acquisitions[(a)]	**—**	—	**71**	—
Curtailment gain	**(1)**	(2)	**—**	—
Exchange rate changes	**—**	—	**14**	(4)
Settlement loss	**—**	1	**—**	—
Benefits and expenses paid	**(29)**	(33)	**(1)**	(1)
Actuarial (gain) loss	**2**	73	**1**	12
Benefit obligation at end of year	**$ 864**	$ 815	**$ 152**	$ 57
Change in plan assets				
Fair value of plan assets at *beginning of year*	**$ 610**	$ 518	**$ 39**	$ 32
Actual return on plan assets	**60**	63	**6**	7
Employer contributions	**35**	64	**19**	3
Participant contributions	**—**	—	**1**	1
Acquisitions[(a)]	**—**	—	**40**	—
Benefits paid	**(29)**	(33)	**(1)**	(1)
Exchange rate changes	**—**	—	**13**	(3)
Administrative expenses	**(3)**	(2)	**—**	—
Fair value of plan assets at end of year	**$ 673**	$ 610	**$ 117**	$ 39
Funded status at end of year	**$ (191)**	$ (205)	**$ (35)**	$ (18)
Employer contributions[(b)]	**—**	10	**—**	—
Unrecognized actuarial loss	**—**	256	**—**	16
Unrecognized prior service cost	**—**	6	**—**	—
Net amount recognized at year-end	**$ (191)**	$ 67	**$ (35)**	$ (2)

(a) Relates to the acquisition of the remaining fifty percent interest in our Pizza Hut U.K. unconsolidated affiliate in 2006.
(b) Reflects contributions made between the measurement date and year-ending date for 2005.

	U.S. Pension Plans		International Pension Plans	
	2006	2005	**2006**	2005
Amounts recognized in the Consolidated Balance Sheet at December 30, 2006:				
Accrued benefit liability—current	**$ (2)**	$ —	**$ —**	$ —
Accrued benefit liability—non-current	**(189)**	—	**(35)**	—
	$ (191)	$ —	**$ (35)**	$ —
Amounts recognized in the Consolidated Balance Sheet at December 31, 2005				
Accrued benefit liability	**$ —**	$ (116)	**$ —**	$ (6)
Intangible asset	**—**	7	**—**	—
Accumulated other comprehensive loss	**—**	176	**—**	4
	$ —	$ 67	**$ —**	$ (2)

Unrecognized actuarial losses of $216 million and $31 million for the U.S. and International pension plans, respectively, are recognized in Accumulated other comprehensive loss at December 30, 2006.

The estimated net loss for the U.S. and International pension plans that will be amortized from accumulated other comprehensive loss into net periodic pension cost in 2007 is $24 million and $2 million, respectively.

INFORMATION FOR PENSION PLANS WITH AN ACCUMULATED BENEFIT OBLIGATION IN EXCESS OF PLAN ASSETS:

	U.S. Pension Plans		International Pension Plans	
	2006	2005	**2006**	2005
Projected benefit obligation	**$ 864**	$ 815	**$ 152**	$ 57
Accumulated benefit obligation	**786**	736	**130**	45
Fair value of plan assets	**673**	610	**117**	39

Based on current funding rules, we are not required to make contributions to the Plan in 2007, but we may make discretionary contributions during the year based on our estimate of the Plan's expected September 30, 2007 funded status. The funding rules for our pension plans outside the U.S. vary from country to country and depend on many factors including discount rates, performance of plan assets, local laws and tax regulations. During 2006, we made a discretionary contribution of approximately $18 million to our KFC U.K. pension plan in anticipation of certain future funding requirements. Since our plan assets approximate our projected benefit obligation at year-end for this plan, we do not anticipate any significant near term funding. The projected benefit obligation of our Pizza Hut U.K. pension plan exceeds plan assets by approximately $35 million. We anticipate taking steps to reduce this deficit in the near term, which could include a decision to partially or completely fund the deficit in 2007.

We do not anticipate any plan assets being returned to the Company during 2007 for any plans.

COMPONENTS OF NET PERIODIC BENEFIT COST:

	U.S. Pension Plans			International Pension Plans[d]		
	2006	2005	2004	**2006**	2005	2004
Service cost	**$ 34**	$ 33	$ 32	**$ 5**	$ 3	$ 3
Interest cost	**46**	43	39	**4**	2	2
Amortization of prior service cost[a]	**3**	3	3	**—**	—	—
Expected return on plan assets	**(47)**	(45)	(40)	**(4)**	(2)	(2)
Amortization of net loss	**30**	22	19	**1**	—	—
Net periodic benefit cost	**$ 66**	$ 56	$ 53	**$ 6**	$ 3	$ 3
Additional loss recognized due to:						
Curtailment[b]	**$ —**	1	—	**—**	—	—
Settlement[c]	**$ —**	3	—	**—**	—	—

(a) Prior service costs are amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits.

(b) Curtailment losses have been recognized as refranchising losses as they have resulted primarily from refranchising activities.

(c) Settlement loss results from benefit payments from a non-funded plan exceeding the sum of the service cost and interest cost for that plan during the year.

(d) Excludes pension expense for the Pizza Hut U.K. pension plan of $4 million, $4 million and $3 million in 2006, 2005 and 2004, respectively, related to periods prior to our acquisition of the remaining fifty percent interest in the unconsolidated affiliate.

WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE BENEFIT OBLIGATIONS AT THE MEASUREMENT DATES:

	U.S. Pension Plans		International Pension Plans	
	2006	2005	**2006**	2005
Discount rate	5.95%	5.75%	5.00%	5.00%
Rate of compensation increase	3.75%	3.75%	3.77%	4.00%

WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE THE NET PERIODIC BENEFIT COST FOR FISCAL YEARS:

	U.S. Pension Plans			International Pension Plans[d]		
	2006	2005	2004	**2006**	2005	2004
Discount rate	**5.75%**	6.15%	6.25%	**5.00%**	5.50%	5.30%
Long-term rate of return on plan assets	**8.00%**	8.50%	8.50%	**6.70%**	7.00%	7.00%
Rate of compensation increase	**3.75%**	3.75%	3.75%	**3.85%**	4.00%	4.00%

Our estimated long-term rate of return on plan assets represents the weighted-average of expected future returns on the asset categories included in our target investment allocation based primarily on the historical returns for each asset category, adjusted for an assessment of current market conditions.

PLAN ASSETS Our pension plan weighted-average asset allocations at the measurement dates, by asset category are set forth below:

	U.S. Pension Plans		International Pension Plans	
Asset Category	**2006**	2005	**2006**	2005
Equity securities	**70%**	71%	**80%**	77%
Debt securities	**30**	29	**20**	23
Total	**100%**	100%	**100%**	100%

Our primary objectives regarding the Plan's assets, which make up 85% of pension plan assets at the 2006 measurement dates, are to optimize return on assets subject to acceptable risk and to maintain liquidity, meet minimum funding requirements and minimize plan expenses. To achieve these objectives, we have adopted a passive investment strategy in which the asset performance is driven primarily by the investment allocation. Our target investment allocation is 70% equity securities and 30% debt securities, consisting primarily of low cost index mutual funds that track several sub-categories of equity and debt security performance. The investment strategy is primarily driven by our Plan's participants' ages and reflects a long-term investment horizon favoring a higher equity component in the investment allocation.

A mutual fund held as an investment by the Plan includes YUM stock in the amount of $0.3 million at September 30, 2006 and 2005 (less than 1% of total plan assets in each instance).

BENEFIT PAYMENTS The benefits expected to be paid in each of the next five years and in the aggregate for the five years thereafter are set forth below:

Year ended:	U.S. Pension Plans	International Pension Plans
2007	$ 22	$ 2
2008	25	2
2009	29	2
2010	32	2
2011	39	2
2012–2016	279	10

Expected benefits are estimated based on the same assumptions used to measure our benefit obligation on the measurement date and include benefits attributable to estimated further employee service.

POSTRETIREMENT MEDICAL BENEFITS Our postretirement plan provides health care benefits, principally to U.S. salaried retirees and their dependents, and includes retiree cost sharing provisions. During 2001, the plan was amended such that any salaried employee hired or rehired by YUM after September 30, 2001 is not eligible to participate in this plan. Employees hired prior to September 30, 2001 are eligible for benefits if they meet age and service requirements and qualify for retirement benefits. We fund our postretirement plan as benefits are paid.

At the end of 2006 and 2005, the accumulated postretirement benefit obligation is $68 million and $69 million, respectively. The unrecognized actuarial loss recognized in Accumulated other comprehensive loss is $4 million at the end of 2006. The net periodic benefit cost recorded in 2006, 2005, and 2004 was $6 million, $8 million and $8 million, respectively, the majority of which is interest cost on the accumulated postretirement benefit obligation. The weighted-average assumptions used to determine benefit obligations and net periodic benefit cost for the postretirement medical plan are identical to those as shown for the U.S. pension plans. Our assumed heath care cost trend rates for the following year as of 2006 and 2005 are 9.0% and 10.0%, respectively, both with an expected ultimate trend rate of 5.5% reached in 2012.

There is a cap on our medical liability for certain retirees. The cap for Medicare eligible retirees was reached in 2000 and the cap for non-Medicare eligible retirees is expected to be reached in 2010; once the cap is reached, our annual cost per retiree will not increase. A one-percentage-point increase or decrease in assumed health care cost trend rates would have less than a $1 million impact on total service and interest cost and on the post retirement benefit obligation. The benefits expected to be paid in each of the next five years are approximately $5 million and in aggregate for the five years thereafter are $28 million.

16. Stock Options and Stock Appreciation Rights

At year-end 2006, we had four stock award plans in effect: the YUM! Brands, Inc. Long-Term Incentive Plan ("1999 LTIP"), the 1997 Long-Term Incentive Plan ("1997 LTIP"), the YUM! Brands, Inc. Restaurant General Manager Stock Option Plan ("RGM Plan") and the YUM! Brands, Inc. SharePower Plan ("SharePower"). Under all our plans, the exercise price of stock options and stock appreciation rights ("SARs") granted must be equal to or greater than the average market price of the Company's stock on the date grant.

We may grant awards of up to 29.8 million shares and 45.0 million shares of stock under the 1999 LTIP, as amended, and 1997 LTIP, respectively. Potential awards to employees and non-employee directors under the 1999 LTIP include stock options, incentive stock options, SARs, restricted stock, stock units, restricted stock units, performance shares and performance units. Potential awards to employees and non-employee directors under the 1997 LTIP include restricted stock and performance restricted stock units. Prior to January 1, 2002, we also could grant stock options, incentive stock options and SARs under the 1997 LTIP. Through December 30, 2006, we have issued only stock options and performance restricted stock units under the 1997 LTIP and have issued only stock options and SARs under the 1999 LTIP. While awards under the 1999 LTIP can have varying vesting provisions and exercise periods, previously granted awards under the 1997 LTIP and 1999 LTIP vest in periods ranging from immediate to 2010 and expire ten to fifteen years after grant.

We may grant awards to purchase up to 15.0 million shares of stock under the RGM Plan. Potential awards to employees under the RGM Plan include stock options and SARs. RGM Plan awards granted have a four year vesting period and expire ten years after grant. Certain RGM Plan awards are granted upon attainment of performance conditions in the previous year. Expense for such awards is recognized over a period that includes the performance condition period.

We may grant awards to purchase up to 14.0 million shares of stock under SharePower. Potential awards to employees under SharePower include stock options, SARs, restricted stock and restricted stock units. SharePower awards granted subsequent to the Spin-off Date consist only of stock options and SARs to date, which vest over a period ranging from one to four years and expire no longer than ten years after grant. Previously granted SharePower awards have expirations through 2016.

We estimated the fair value of each award made during 2006, 2005 and 2004 as of the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2006	2005	2004
Risk-free interest rate	4.5%	3.8%	3.2%
Expected term (years)	6.0	6.0	6.0
Expected volatility	31.0%	36.6%	40.0%
Expected dividend yield	1.0%	0.9%	0.1%

In connection with our adoption of SFAS 123R in 2005, we determined that it was appropriate to group our awards into two homogeneous groups when estimating expected term. These groups consist of grants made primarily to restaurant-level employees under the RGM Plan, which typically cliff vest after four years, and grants made to executives under our other stock award plans, which typically have a graded vesting schedule and vest 25% per year over four years. We use a single-weighted average expected term for our awards that have a graded vesting schedule as permitted by SFAS 123R. Based on analysis of our historical exercise and post-vesting termination behavior we have determined that six years is an appropriate term for both awards to our restaurant-level employees and awards to our executives.

Prior to the adoption of SFAS 123R in 2005 we have traditionally based expected volatility on Company specific historical stock data over the expected term of the option. Subsequent to adoption, we revaluated expected volatility, including consideration of both historical volatility of our stock as well as implied volatility associated with our traded options.

A summary of award activity as of December 30, 2006, and changes during the year then ended is presented below.

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value (in millions)
Outstanding at the beginning of the year	**31,719**	**$ 25.75**		
Granted	**4,183**	**49.25**		
Exercised	**(6,830)**	**20.82**		
Forfeited or expired	**(1,770)**	**36.84**		
Outstanding at the end of the year	**27,302**	**$ 29.86**	**5.70**	**$ 790**
Exercisable at the end of the year	**16,454**	**$ 22.14**	**4.20**	**$ 603**

The weighted-average grant-date fair value of awards granted during 2006, 2005 and 2004 was $17.05, $17.78 and $15.11, respectively. The total intrinsic value of stock options exercised during the years ended December 30, 2006, December 31, 2005 and December 25, 2004, was $215 million, $271 million and $282 million, respectively.

As of December 30, 2006, there was $114 million of unrecognized compensation cost, which will be reduced by any forfeitures that occur, related to unvested awards that is expected to be recognized over a weighted-average period of 2.7 years. The total fair value at grant date of awards vested during 2006, 2005 and 2004 was $57 million, $57 million and $103 million, respectively.

Cash received from stock options exercises for 2006, 2005 and 2004, was $142 million, $148 million and $200 million, respectively. Tax benefits realized from tax deductions associated with stock options exercised for 2006, 2005 and 2004 totaled $68 million, $94 million and $102 million, respectively.

The Company has a policy of repurchasing shares on the open market to satisfy award exercises and expects to repurchase approximately 7.7 million shares during 2007 based on estimates of stock option and SARs exercises for that period.

17. Other Compensation and Benefit Programs

EXECUTIVE INCOME DEFERRAL PROGRAM (THE "EID PLAN") The EID Plan allows participants to defer receipt of a portion of their annual salary and all or a portion of their incentive compensation. As defined by the EID Plan, we credit the amounts deferred with earnings based on the investment options selected by the participants. In 2004, these investment options were limited to cash and phantom shares of our Common Stock. In 2005, we added two new phantom investment options to the EID Plan, a Stock Index Fund and the Bond Index Fund. Additionally, the EID Plan allows participants to defer incentive compensation to purchase phantom shares of our Common Stock at a 25% discount from the average market price at the date of deferral (the "Discount Stock Account"). Deferrals to the Discount Stock Account are similar to a restricted stock unit award in that participants will forfeit both the discount and incentive compensation amounts deferred to the Discount Stock Account if they voluntarily separate from employment during a vesting period that is generally two years. We expense the intrinsic value of the discount and, beginning in 2006, the incentive compensation over the requisite service period which includes the vesting period. Investments in cash, the Stock Index fund and the Bond Index fund will be distributed in cash at a date as elected by the employee and therefore are classified as a liability on our Consolidated Balance Sheets. We recognize compensation expense for the appreciation or depreciation of these investments. As investments in the phantom shares of our Common Stock can only be settled in shares of our Common Stock, we do not recognize compensation expense for the appreciation or the depreciation, if any, of these investments. Deferrals into the phantom shares of our Common Stock are credited to the Common Stock Account.

As of December 30, 2006 total deferrals to phantom shares of our Common Stock within the EID Plan totaled approximately 3.3 million shares. We recognized compensation expense of $8 million, $4 million and $3 million in 2006, 2005 and 2004, respectively, for the EID Plan.

CONTRIBUTORY 401(K) PLAN We sponsor a contributory plan to provide retirement benefits under the provisions of Section 401(k) of the Internal Revenue Code (the "401(k) Plan") for eligible U.S. salaried and hourly employees. Participants are able to elect to contribute up to 25% of eligible compensation on a pre-tax basis. Participants may allocate their contributions to one or any combination of 10 investment options within the 401(k) Plan. We match 100% of the participant's contribution to the 401(k) Plan up to 3% of eligible compensation and 50% of the participant's contribution on the next 2% of eligible compensation. We recognized as compensation expense our total matching contribution of $12 million in 2006, $12 million in 2005 and $11 million in 2004.

18. Shareholders' Rights Plan

In July 1998, our Board of Directors declared a dividend distribution of one right for each share of Common Stock outstanding as of August 3, 1998 (the "Record Date"). As a result of the two for one stock split distributed on June 17, 2002, each holder of Common Stock is entitled to one right for every two shares of Common Stock (one half right per share). Each right initially entitles the registered holder to purchase a unit consisting of one one thousandth of a share (a "Unit") of Series A Junior Participating Preferred Stock, without par value, at a purchase price of $130 per Unit, subject to adjustment. The rights, which do not have voting rights, will become exercisable for our Common Stock ten business days following a public announcement that a person or group has acquired, or has commenced or intends to commence a tender offer for, 15% or more, or 20% more if such person or group owned 10% or more on the adoption date of this plan, of our Common Stock. In the event the rights become exercisable for Common Stock, each right will entitle its holder (other than the Acquiring Person as defined in the Agreement) to purchase, at the right's then current exercise price, YUM Common Stock and thereafter if we are acquired in a merger or other business combination, each right will entitle its holder to purchase, at the right's then current exercise price, Common Stock of the acquiring company having a value of twice the exercise price of the right.

This description of the right is qualified in its entirety by reference to the original Rights Agreement, dated July 21, 1998, and the Agreement of Substitution and Amendment of Common Share Rights Agreement, dated August 28, 2003, between YUM and American Stock Transfer and Trust Company, the Right Agent (both including the exhibits thereto). On February 9, 2007 our Board of Directors approved a second Amendment to the original Rights Agreement which accelerated the expiration of the rights from July 21, 2008 to March 1, 2007.

19. Shareholders' Equity

The Company initiated quarterly dividend payments to our stockholders in 2004. In 2004, the Company declared three cash dividends of $0.10 per share of Common Stock. In 2005, the Company declared one cash dividend of $0.10 per share of Common Stock and three cash dividends of $0.115 per share of Common Stock. In 2006, the Company declared one cash dividend of $0.115 per share of common stock, three cash dividends of $0.15 per share of common stock and one cash dividend of $0.30 per share of common stock. The Company had dividends payable of $119 million and $32 million as of December 30, 2006 and December 31, 2005, respectively.

Under the authority of our Board of Directors, we repurchased shares of our Common Stock during 2006, 2005 and 2004. All amounts exclude applicable transaction fees.

	Shares Repurchased (thousands)			Dollar Value of Shares Repurchased		
Authorization Date	**2006**	2005	2004	**2006**	2005	2004
September 2006	**528**	—	—	**$ 31**	$ —	$ —
March 2006	**10,073**	—	—	**500**	—	—
November 2005	**9,564**	644	—	**469**	31	—
May 2005	**—**	10,140	—	**—**	500	—
January 2005	**—**	9,963	—	**—**	500	—
May 2004	**—**	534	5,953	**—**	25	275
November 2003	**—**	—	8,072	**—**	—	294
Total	**20,165**	21,281	14,025	**$1,000**[(a)]	$1,056	$569

(a) Amount includes effects of $17 million in share repurchases (0.3 million shares) with trade dates prior to the year end but cash settlement dates subsequent to year end.

As of December 30, 2006, we have $469 million available for future repurchases (includes the impact of shares repurchased but not yet cash settled above) under our September 2006 share repurchase authorization. Based on market conditions and other factors, additional repurchases may be made from time to time in the open market or through privately negotiated transactions at the discretion of the Company.

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) Comprehensive income is net income plus certain other items that are recorded directly to shareholders' equity. Amounts included in other accumulated comprehensive loss for the Company's derivative instruments, minimum pension liability and unrecognized actuarial losses are recorded net of the related income tax effects. Refer to Note 15 for additional information about our pension accounting and Note 14 for additional information about our derivative instruments. The following table gives further detail regarding the composition of other accumulated comprehensive income (loss) at December 30, 2006 and December 31, 2005.

	2006	2005
Foreign currency translation adjustment	**$ —**	$ (59)
Minimum pension liability adjustment, net of tax	**—**	(110)
Unrecognized actuarial losses, net of tax	**(160)**	—
Unrealized losses on derivative instruments, net of tax	**4**	(1)
Total accumulated other comprehensive loss	**$ (156)**	$ (170)

20. Income Taxes

The details of our income tax provision (benefit) are set forth below.

		2006	2005	2004
Current:	Federal	**$ 181**	$ 241	$ 78
	Foreign	**131**	113	79
	State	**2**	11	(13)
		314	365	144
Deferred:	Federal	**(33)**	(66)	41
	Foreign	**(13)**	(20)	67
	State	**16**	(15)	34
		(30)	(101)	142
		$ 284	$ 264	$ 286

Included in the federal tax provision above for 2005 and 2004 is approximately $20 million current tax and $6 million deferred tax, respectively, provided on $500 million of earnings in our foreign investments which we repatriated to the U.S. in 2005. We made the determination to repatriate such earnings as the result of The American Jobs Creation Act of 2004 which became law on October 22, 2004 (the "Act"). The Act allowed a dividend received deduction of 85% of repatriated qualified foreign earnings in fiscal year 2005. The federal and state tax provision for 2006 includes $4 million current tax benefit as a result of the reconciliation of tax on repatriated earnings as recorded in our Consolidated Statements of Income to the amounts on our tax returns.

Total changes in valuation allowances were increases of $109 million and $86 million in 2006 and 2004, respectively, and a decrease of $36 million in 2005. The deferred tax provision includes $4 million and $47 million of expense in 2006 and 2004, respectively, and $39 million of benefit in 2005 for changes in valuation allowances due to changes in determinations regarding the likelihood of use of certain deferred tax assets. The deferred tax provisions also include $72 million, $26 million and $12 million in 2006, 2005 and 2004, respectively, for increases in valuation allowances recorded against deferred tax assets generated during the year. Additionally, currency translation and other adjustments contributed to the fluctuations. See additional discussion of federal valuation allowances adjustments in the effective tax rate discussion below.

The 2006 state deferred tax provision includes $12 million ($8 million, net of federal tax) expense for the impact of state law changes. The 2005 state deferred tax provision includes $8 million ($5 million, net of federal tax) expense for the impact of changes in state statutory tax rates. The deferred foreign tax provision includes $2 million expense and $1 million benefit in 2006 and 2004, respectively, for the impact of changes in statutory tax rates in various countries.

U.S. and foreign income before income taxes are set forth below:

	2006	2005	2004
U.S.	**$ 626**	$ 690	$ 690
Foreign	**482**	336	336
	$ 1,108	$ 1,026	$ 1,026

The above U.S. income includes all income taxed in the U.S. even if the income is earned outside the U.S.

The reconciliation of income taxes calculated at the U.S. federal tax statutory rate to our effective tax rate is set forth below:

	2006	2005	2004
U.S. federal statutory rate	**35.0%**	35.0%	35.0%
State income tax, net of federal tax benefit	**2.0**	1.6	1.3
Foreign and U.S. tax effects attributable to foreign operations	**(7.8)**	(8.4)	(7.8)
Adjustments to reserves and prior years	**(3.5)**	(1.1)	(6.7)
Repatriation of foreign earnings	**(0.4)**	2.0	0.5
Non-recurring foreign tax credit adjustments	**(6.2)**	(1.7)	—
Valuation allowance additions (reversals)	**6.8**	(1.1)	5.7
Other, net	**(0.3)**	(0.5)	(0.1)
Effective income tax rate	**25.6%**	25.8%	27.9%

The 2006 tax rate was favorably impacted by the reversal of tax reserves in connection with our regular U.S. audit cycle, as well as certain out-of-year adjustments to reserves and accruals that lowered our effective income tax rate by 2.2 percentage points. The reversal of tax reserves was partially offset by valuation allowance additions on foreign tax credits of approximately $36 million for which, as a result of the tax reserve reversals, we currently believe we are not likely to utilize before they expire. We also recognized deferred tax assets for the foreign tax credit impact of non-recurring decisions to repatriate certain foreign earnings in 2007. However, we provided full valuation allowances on such assets as we do not believe it is currently more likely than not that they will be realized. The 2005 tax rate was favorably impacted by the reversal of valuation allowances and the recognition of certain non-recurring foreign tax credits that we were able to substantiate during 2005. The 2004 adjustment to reserves and prior years were primarily driven by the reversal of reserves associated with audits that were settled.

Adjustments to reserves and prior years include the effects of the reconciliation of income tax amounts recorded in our Consolidated Statements of Income to amounts reflected on our tax returns, including any adjustments to the Consolidated Balance Sheets. Adjustments to reserves and prior years also includes changes in tax reserves established for potential exposure we may incur if a taxing authority takes a position on a matter contrary to our position. We evaluate these reserves, including interest thereon, on a quarterly basis to insure that they have been appropriately adjusted for events, including audit settlements that we believe may impact our exposure.



The details of 2006 and 2005 deferred tax liabilities (assets) are set forth below:

	2006	2005
Intangible assets and property, plant and equipment	**$ 150**	$ 169
Other	**55**	62
Gross deferred tax liabilities	**$ 205**	$ 231
Net operating loss and tax credit carryforwards	**$ (331)**	$ (234)
Employee benefits	**(174)**	(132)
Self-insured casualty claims	**(85)**	(84)
Lease related assets and liabilities	**(72)**	(50)
Various liabilities	**(92)**	(151)
Deferred income and other	**(70)**	(49)
Gross deferred tax assets	**(824)**	(700)
Deferred tax asset valuation allowances	**342**	233
Net deferred tax assets	**(482)**	(467)
Net deferred tax (assets) liabilities	**$ (277)**	$ (236)
Reported in Consolidated Balance Sheets as:		
Deferred income taxes—current	**$ (57)**	$ (181)
Deferred income taxes—long-term	**(305)**	(225)
Other liabilities and deferred credits	**77**	111
Accounts payable and other current liabilities	**8**	59
	$ (277)	$ (236)

We have not provided deferred tax on the undistributed earnings from our foreign subsidiaries as we believe they are indefinitely reinvested. This amount may become taxable upon an actual or deemed repatriation of assets from the subsidiaries or a sale or liquidation of the subsidiaries. In 2006 we recorded the impact of $48 million of excess foreign tax credits to be generated from decisions to repatriate foreign earnings; however, these benefits are fully offset by a valuation allowance. We estimate that our total net undistributed earnings upon which we have not provided deferred tax total approximately $830 million at December 30, 2006. A determination of the deferred tax liability on such earnings is not practicable.

Foreign operating and capital loss carryforwards totaling $467 million and state operating loss carryforwards of $1.1 billion at year end 2006 are being carried forward in jurisdictions where we are permitted to use tax losses from prior periods to reduce future taxable income. These losses will expire as follows: $13 million in 2007, $1.2 billion between 2007 and 2026 and $395 million may be carried forward indefinitely. In addition, tax credits totaling $127 million are available to reduce certain federal and state liabilities, of which $121 million will expire between 2007 and 2026 and $6 million may be carried forward indefinitely.

See Note 22 for further discussion of certain proposed Internal Revenue Service adjustments.

21.

Reportable Operating Segments

We are principally engaged in developing, operating, franchising and licensing the worldwide KFC, Pizza Hut and Taco Bell concepts, and since May 7, 2002, the LJS and A&W concepts, which were added when we acquired YGR. KFC, Pizza Hut, Taco Bell, LJS and A&W operate throughout the U.S. and in 101, 91, 13, 5 and 10 countries and territories outside the U.S., respectively. Our five largest international markets based on operating profit in 2006 are China, United Kingdom, Asia Franchise, Australia and Mexico.

At December 30, 2006, we had investments in 6 unconsolidated affiliates outside the U.S. which operate principally KFC and/or Pizza Hut restaurants. These unconsolidated affiliates operate in China and Japan.

We identify our operating segments based on management responsibility. As noted in Note 1, in 2005 we began reporting information for our international business in two separate operating segments as a result of changes in our management reporting structure. The China Division includes mainland China, Thailand, KFC Taiwan, and the International Division includes the remainder of our international operations. Segment information for previous periods has been restated to reflect this reporting. For purposes of applying SFAS No. 131, "Disclosure About Segments of An Enterprise and Related Information" ("SFAS 131") in the U.S., we consider LJS and A&W to be a single operating segment. We consider our KFC, Pizza Hut, Taco Bell and LJS/A&W operating segments in the U.S. to be similar and therefore have aggregated them into a single reportable operating segment.

	Revenues		
	2006	2005	2004
United States	**$ 5,603**	$ 5,929	$ 5,763
International Division[a]	**2,320**	2,124	2,128
China Division[a]	**1,638**	1,296	1,120
	$ 9,561	$ 9,349	$ 9,011

	Operating Profit; Interest Expense, Net; and Income Before Income Taxes		
	2006	2005	2004
United States	**$ 763**	$ 760	$ 777
International Division[b]	**407**	372	337
China Division[b]	**290**	211	205
Unallocated and corporate expenses	**(229)**	(246)	(204)
Unallocated other income (expense)[c]	**6**	9	(2)
Unallocated refranchising gain (loss)[d]	**24**	43	12
Wrench litigation income (expense)[e]	**—**	2	14
AmeriServe and other (charges) credits[e]	**1**	2	16
Total operating profit	**1,262**	1,153	1,155
Interest expense, net	**(154)**	(127)	(129)
Income before income taxes	**$ 1,108**	$ 1,026	$ 1,026

	Depreciation and Amortization		
	2006	2005	2004
United States	**$ 259**	$ 266	$ 267
International Division	**115**	107	99
China Division	**95**	82	69
Corporate	**10**	14	13
	$ 479	$ 469	$ 448

	Capital Spending		
	2006	2005	2004
United States	**$ 329**	$ 333	$ 365
International Division	**118**	96	121
China Division	**165**	159	118
Corporate	**2**	21	41
	$ 614	$ 609	$ 645

	Identifiable Assets		
	2006	2005	2004
United States	**$ 2,909**	$ 3,118	$ 3,316
International Division[f]	**2,100**	1,536	1,441
China Division[f]	**869**	746	613
Corporate[g]	**475**	397	326
	$ 6,353	$ 5,797	$ 5,696

	Long-Lived Assets[h]		
	2006	2005	2004
United States	**$ 2,604**	$ 2,800	$ 2,900
International Division[i]	**1,357**	804	904
China Division[i]	**595**	517	436
Corporate	**84**	103	99
	$ 4,640	$ 4,224	$ 4,339

(a) Includes revenues of $673 million, $483 million and $467 million for entities in the United Kingdom for 2006, 2005 and 2004, respectively. Includes revenues of $1.4 billion, $1.0 billion and $903 million in mainland China for 2006, 2005 and 2004, respectively.

(b) Includes equity income of unconsolidated affiliates of $10 million, $21 million and $25 million in 2006, 2005 and 2004, respectively, for the International Division. Includes equity income of unconsolidated affiliates of $41 million, $30 million, and $32 million in 2006, 2005 and 2004, respectively, for the China Division.

(c) Includes net gains of approximately $2 million and $11 million in 2006 and 2005, respectively, associated with the sale of our Poland/Czech Republic business. See Note 8.

(d) Refranchising gain (loss) is not allocated to the U.S., International Division or China Division segments for performance reporting purposes.

(e) See Note 4 for a discussion of AmeriServe and other (charges) credits and Note 4 for a discussion of Wrench litigation.

(f) Includes investment in unconsolidated affiliates of $64 million, $117 million and $143 million for 2006, 2005 and 2004, respectively, for the International Division. Includes investment in unconsolidated affiliates of $74 million, $56 million and $51 million for 2006, 2005 and 2004, respectively, for the China Division.

(g) Primarily includes deferred tax assets, property, plant and equipment, net, related to our office facilities and cash.

(h) Includes property, plant and equipment, net, goodwill, and intangible assets, net.

(i) Includes long-lived assets of $813 million, $271 million and $295 million for entities in the United Kingdom for 2006, 2005 and 2004, respectively. Includes long-lived assets of $495 million, $430 million and $342 million in mainland China for 2006, 2005 and 2004, respectively.

See Note 4 for additional operating segment disclosures related to impairment, store closure costs (income) and the carrying amount of assets held for sale.

22. Guarantees, Commitments and Contingencies

LEASE GUARANTEES AND CONTINGENCIES As a result of (a) assigning our interest in obligations under real estate leases as a condition to the refranchising of certain Company restaurants; (b) contributing certain Company restaurants to unconsolidated affiliates; and (c) guaranteeing certain other leases, we are frequently contingently liable on lease agreements. These leases have varying terms, the latest of which expires in 2026. As of December 30, 2006 and December 31, 2005, the potential amount of undiscounted payments we could be required to make in the event of non-payment by the primary lessee was $418 million and $374 million, respectively. The present value of these potential payments discounted at our pre-tax cost of debt at December 30, 2006 was $336 million. Our franchisees are the primary lessees under the vast majority of these leases. We generally have cross-default provisions with these franchisees that would put them in default of their franchise agreement in the event of non-payment under the lease. We believe these cross-default provisions significantly reduce the risk that we will be required to make payments under these leases. Accordingly, the liability recorded for our probable exposure under such leases at December 30, 2006 and December 31, 2005 was not material.

FRANCHISE LOAN POOL GUARANTEES We had provided approximately $16 million of partial guarantees of two franchisee loan pools related primarily to the Company's historical refranchising programs and, to a lesser extent, franchisee development of new restaurants, at December 30, 2006 and December 31, 2005. In support of these guarantees, we posted letters of credit of $4 million. We also provide a standby letter of credit of $18 million under which we could potentially be required to fund a portion of one of the franchisee loan pools. The total loans outstanding under these loan pools were approximately $75 million and $77 million at December 30, 2006 and December 31, 2005, respectively.

Any funding under the guarantees or letters of credit would be secured by the franchisee loans and any related collateral. We believe that we have appropriately provided for our estimated probable exposures under these contingent liabilities. These provisions were primarily charged to net refranchising loss (gain). New loans added to the loan pools in 2006 were not significant.

UNCONSOLIDATED AFFILIATES GUARANTEES From time to time we have guaranteed certain lines of credit and loans of unconsolidated affiliates. At December 30, 2006 and December 31, 2005 there are no guarantees outstanding for unconsolidated affiliates. Our unconsolidated affiliates had total revenues of over $1.1 billion for the year ended December 30, 2006 and assets and debt of approximately $583 million and $29 million, respectively, at December 30, 2006.

INSURANCE PROGRAMS We are self-insured for a substantial portion of our current and prior years' coverage including workers' compensation, employment practices liability, general liability, automobile liability and property losses (collectively, "property and casualty losses"). To mitigate the cost of our exposures for certain property and casualty losses, we make annual decisions to self-insure the risks of loss up to defined maximum per occurrence retentions on a line by line basis or to combine certain lines of coverage into one loss pool with a single self-insured aggregate retention. The Company then purchases insurance coverage, up to a certain limit, for losses that exceed the self-insurance per occurrence or aggregate retention. The insurers' maximum aggregate loss limits are significantly above our actuarially determined probable losses; therefore, we believe the likelihood of losses exceeding the insurers' maximum aggregate loss limits is remote.

In the U.S. and in certain other countries, we are also self-insured for healthcare claims and long-term disability for eligible participating employees subject to certain deductibles and limitations. We have accounted for our retained liabilities for property and casualty losses, healthcare and long-term disability claims, including reported and incurred but not reported claims, based on information provided by independent actuaries.

Due to the inherent volatility of actuarially determined property and casualty loss estimates, it is reasonably possible that we could experience changes in estimated losses which could be material to our growth in quarterly and annual net income. We believe that we have recorded reserves for property and casualty losses at a level which has substantially mitigated the potential negative impact of adverse developments and/or volatility.

CHANGE OF CONTROL SEVERANCE AGREEMENTS The Company has severance agreements with certain key executives (the "Agreements") that are renewable on an annual basis. These Agreements are triggered by a termination, under certain conditions, of the executive's employment following a change in control of the Company, as defined in the Agreements. If triggered, the affected executives would generally receive twice the amount of both their annual base salary and their annual incentive, at the higher of target or actual for the preceding year, a proportionate bonus at the higher of target or actual performance earned through the date of termination, outplacement services and a tax gross-up for any excise taxes. These Agreements have a three-year term and automatically renew each January 1 for another three-year term unless the Company elects not to renew the Agreements. If these Agreements had been triggered as of December 30, 2006, payments of approximately $45 million would have been made. In the event of a change of control, rabbi trusts would be established and used to provide payouts under existing deferred and incentive compensation plans.

LITIGATION We are subject to various claims and contingencies related to lawsuits, real estate, environmental and other matters arising in the normal course of business. We provide reserves for such claims and contingencies when payment is probable and estimable in accordance with SFAS No. 5, "Accounting for Contingencies."

On August 13, 2003, a class action lawsuit against Pizza Hut, Inc., styled *Coldiron v. Pizza Hut, Inc.*, was filed in the United States District Court, Central District of California. Plaintiff alleged that she and other current and former Pizza Hut Restaurant General Managers ("RGMs") were improperly classified as exempt employees under the U.S. Fair Labor Standards Act ("FLSA"). There was also a pendent state law claim, alleging that current and former RGMs in California were misclassified under that state's law. Plaintiff sought unpaid overtime wages and penalties. On May 5, 2004, the District Court granted conditional certification of a nationwide class of RGMs under the FLSA claim, providing notice to prospective class members and an opportunity to join the class. Approximately 12 percent of the eligible class members elected to join the litigation. However, on June 30, 2005, the District Court granted Pizza Hut's motion to strike all FLSA class members who joined the litigation after July 15, 2004. The effect of this order was to reduce the number of FLSA class members to only approximately 88 (or approximately 2.5% of the eligible class members).

In November 2005, the parties agreed to a settlement, which we provided for in our 2005 Consolidated Financial Statements. The Court granted preliminary approval of the settlement on June 28, 2006. Final approval of the settlement was granted on October 5, 2006, and payment was made during the quarter ended December 30, 2006.

On November 26, 2001, a lawsuit against Long John Silver's, Inc. ("LJS") styled *Kevin Johnson, on behalf of himself and all others similarly situated v. Long John Silver's, Inc.* ("Johnson") was filed in the United States District Court for the Middle District of Tennessee, Nashville Division. Johnson's suit alleged that LJS's former "Security/Restitution for Losses" policy (the "Policy") provided for deductions from RGMs' and Assistant Restaurant General Managers' ("ARGMs") salaries that violate the salary basis test for exempt personnel under regulations issued pursuant to the FLSA. Johnson alleged that all RGMs and ARGMs who were employed by LJS for the three year period prior to the lawsuit—i.e., since November 26, 1998—should be treated as the equivalent of hourly employees and thus were eligible under the FLSA for overtime for any hours worked over 40 during all weeks in the recovery period. In addition, Johnson claimed that the potential members of the class are entitled to certain liquidated damages and attorneys' fees under the FLSA.

LJS believed that Johnson's claims, as well as the claims of all other similarly situated parties, should be resolved in individual arbitrations pursuant to LJS's Dispute Resolution Program ("DRP"), and that a collective action to resolve these claims in court was clearly inappropriate under the current state of the law. Accordingly, LJS moved to compel arbitration in the Johnson case. LJS and Johnson also agreed to stay the action effective December 17, 2001, pending mediation, and entered into a tolling agreement for that purpose. After mediation did not resolve the case, and after limited discovery and a hearing, the Court determined on June 7, 2004, that Johnson's individual claims should be referred to arbitration. Johnson appealed, and the decision of the District Court was affirmed in all respects by the United States Court of Appeals for the Sixth Circuit on July 5, 2005.

On December 19, 2003, counsel for plaintiff in the above referenced Johnson lawsuit, filed a separate demand for arbitration with the American Arbitration Association ("AAA") on behalf of former LJS managers Erin Cole and Nick Kaufman (the "Cole Arbitration"). Claimants in the Cole Arbitration demand a class arbitration on behalf of the same putative class—and the same underlying FLSA claims—as were alleged in the Johnson lawsuit. The complaint in the Cole Arbitration subsequently was amended to allege a practice of deductions (distinct from the allegations as to the Policy) in violation of the FLSA salary basis test, and to add Victoria McWhorter, another LJS former manager, as an additional claimant. LJS has denied the claims and the putative class alleged in the Cole Arbitration, and it is LJS's position that the claims of Cole, Kaufman, and McWhorter should be individually arbitrated.

Arbitrations under LJS's DRP, including the Cole Arbitration, are governed by the rules of the AAA. In October 2003, the AAA adopted its Supplementary Rules for Class Arbitrations ("AAA Class Rules"). The AAA appointed an arbitrator for the Cole Arbitration. On June 15, 2004, the arbitrator issued a clause construction award, ruling that the DRP does not preclude class arbitration. LJS moved to vacate the clause construction award in the United States District Court for the District of South Carolina. On September 15, 2005, the federal court in South Carolina ruled that it did not have jurisdiction to hear LJS's motion to vacate. LJS appealed the U.S. District Court's ruling to the United States Court of Appeals for the Fourth Circuit.

On January 5, 2007, LJS moved to dismiss the clause construction award appeal and that motion was granted by the Fourth Circuit on January 10, 2007. LJS had also filed a motion to vacate the clause construction award in South Carolina state court, which was stayed pending a decision by the Fourth Circuit. LJS has agreed to dismiss the motion to vacate the clause construction award and has also agreed not to oppose claimants' cross-motion to confirm that award by the South Carolina court. While judicial review of the clause construction award was pending in the U.S. District Court, the arbitrator permitted claimants to move for a class determination award, which was opposed by LJS. On September 19, 2005, the arbitrator issued a class determination award, certifying a class of LJS's RGMs and ARGMs employed between December 17, 1998, and August 22, 2004, on FLSA claims, to proceed on an opt-out basis under the AAA Class Rules. That class determination award was upheld on appeal by the United States District Court for the District of South Carolina on January 20, 2006, and the arbitrator declined to reconsider the award. LJS has appealed the ruling of the U.S. District Court to the United States Court of Appeals for the Fourth Circuit. LJS has also filed a motion to vacate the class determination award in South Carolina state court, which has been stayed by the South Carolina court pending a decision by the Fourth Circuit in the class determination award appeal. Oral argument in the Fourth Circuit was heard on January 31, 2007.

LJS believes that if the Cole Arbitration must proceed on a class basis, (i) the proceedings should be governed by the opt-in collective action structure of the FLSA, and (ii) a class should not be certified under the applicable provisions of the FLSA. LJS also believes that each individual should not be able to recover for more than two years (and a maximum three years) prior to the date they file a consent to join the arbitration. We have provided for the estimated costs of the Cole Arbitration, based on a projection of eligible claims, the amount of each eligible claim, the estimated legal fees incurred by the claimants and the results of settlement negotiations in this and other wage and hour litigation matters. But in view of the novelties of proceeding under the AAA Class Rules and the inherent uncertainties of litigation, there can be no assurance that the outcome of the arbitration will not result in losses in excess of those currently provided for in our Consolidated Financial Statements.

On September 2, 2005, a collective action lawsuit against the Company and KFC Corporation, originally styled *Parler v. Yum Brands, Inc., d/b/a KFC, and KFC Corporation*, was filed in the United States District Court for the District of Minnesota. Plaintiff alleges that he and other current and former KFC Assistant Unit Managers ("AUMs") were improperly classified as exempt employees under the FLSA. Plaintiff seeks overtime wages and liquidated damages. On January 17, 2006, the District Court dismissed the claims against the Company with prejudice, leaving KFC Corporation as the sole defendant. Notice was mailed to current and former AUMs advising them of the litigation and providing an opportunity to join the case if they choose to do so. Plaintiff amended the complaint on September 8, 2006, to add related state law claims on behalf of a putative class of KFC AUMs employed in Illinois, Minnesota, Nevada, New Jersey, New York, Ohio, and Pennsylvania. On October 24, 2006, plaintiff moved to decertify the conditionally certified FLSA action, and KFC Corporation did not oppose the motion. In January, 2007 the magistrate recommended that the motion for decertification be granted.

We believe that KFC has properly classified its AUMs as exempt under the FLSA and applicable state law, and accordingly intend to vigorously defend against all claims in this lawsuit. However, in view of the inherent uncertainties of litigation, the outcome of this case cannot be predicted at this time. Likewise, the amount of any potential loss cannot be reasonably estimated.

On August 4, 2006, a putative class action lawsuit against Taco Bell Corp. styled *Rajeev Chhibber vs. Taco Bell Corp.* was filed in Orange County Superior Court. On August 7, 2006, another putative class action lawsuit styled *Marina Puchalski v. Taco Bell Corp.* was filed in San Diego County Superior Court. Both lawsuits were filed by a Taco Bell RGM purporting to represent all current and former RGMs who worked at corporate-owned restaurants in California from August 2002 to the present. The lawsuits allege violations of California's wage and hour laws involving unpaid overtime and meal and rest period violations and seek unspecified amounts in damages and penalties. As of September 7, 2006, the Orange County case was voluntarily dismissed by the plaintiff and both cases have been consolidated in San Diego County.

Taco Bell denies liability and intends to vigorously defend against all claims in this lawsuit. However, in view of the inherent uncertainties of litigation, the outcome of this case cannot be predicted at this time. Likewise, the amount of any potential loss cannot be reasonably estimated.

On December 17, 2002, Taco Bell was named as the defendant in a class action lawsuit filed in the United States District Court for the Northern District of California styled *Moeller, et al. v. Taco Bell Corp.* On August 4, 2003, plaintiffs filed an amended complaint that alleges, among other things, that Taco Bell has discriminated against the class of people who use wheelchairs or scooters for mobility by failing to make its approximately 220 company-owned restaurants in California (the "California Restaurants") accessible to the class. Plaintiffs contend that queue rails and other architectural and structural elements of the Taco Bell restaurants relating to the path of travel and use of the facilities by persons with mobility-related disabilities (including parking spaces, ramps, counters, restroom facilities and seating) do not comply with the U.S. Americans with Disabilities Act (the "ADA"), the Unruh Civil Rights Act (the "Unruh Act"), and the California Disabled Persons Act (the "CDPA"). Plaintiffs have requested: (a) an injunction from the District Court ordering Taco Bell to comply with the ADA and its implementing regulations; (b) that the District Court declare Taco Bell in violation of the ADA, the Unruh Act, and the CDPA; and (c) monetary relief under the Unruh Act or CDPA. Plaintiffs, on behalf of the class, are seeking the minimum statutory damages per offense of either $4,000 under the Unruh Act or $2,000 under the CDPA for each aggrieved member of the class. Plaintiffs contend that there may be in excess of 100,000 individuals in the class. For themselves, the four named plaintiffs have claimed aggregate minimum statutory damages of no less than $16,000, but are expected to claim greater amounts based on the number of Taco Bell outlets they visited at which they claim to have suffered discrimination.

On February 23, 2004, the District Court granted Plaintiffs' motion for class certification. The District Court certified a Rule 23(b)(2) mandatory injunctive relief class of all individuals with disabilities who use wheelchairs or electric scooters for mobility who, at any time on or after December 17, 2001, were denied, or are currently being denied, on the basis of disability, the full and equal enjoyment of the California Restaurants. The class includes claims for injunctive relief and minimum statutory damages.

Pursuant to the parties' agreement, on or about August 31, 2004, the District Court ordered that the trial of this action be bifurcated so that stage one will resolve Plaintiffs' claims for equitable relief and stage two will resolve Plaintiffs' claims for damages. The parties are currently proceeding with the equitable relief stage of this action. During this stage, Taco Bell filed a motion to partially decertify the class to exclude from the Rule 23(b)(2) class claims for monetary damages. The District Court denied the motion. Plaintiffs filed their own motion for partial summary judgment as to liability relating to a subset of the California Restaurants. The District Court denied that motion as well. Discovery is ongoing as of the date of this report.

Taco Bell has denied liability and intends to vigorously defend against all claims in this lawsuit. Although this lawsuit is at a relatively early stage in the proceedings, it is likely that certain of the California Restaurants will be determined to be not fully compliant with accessibility laws, and Taco Bell has begun to take certain steps to make those restaurants compliant. However, at this time, it is not possible to estimate with reasonable certainty the potential costs to bring non-compliant California Restaurants into compliance with applicable state and federal disability access laws. Nor is it possible at this time to reasonably estimate the probability or amount of liability for monetary damages on a class-wide basis to Taco Bell.

According to the Centers for Disease Control ("CDC"), there was an outbreak of illness associated with a particular strain of E. coli 0157:H7 in the northeast United States during November and December 2006. Also according to the CDC, the outbreak from this particular strain was associated with eating at Taco Bell restaurants in Pennsylvania, New Jersey, New York and Delaware. The CDC concluded that the outbreak ended on or about December 6, 2006. The CDC has confirmed 71 cases of persons who became ill from this particular strain of E. coli 0157:H7 in the above-mentioned area during the above time frame, and that no deaths have been reported.

On December 6, 2006, a lawsuit styled *Tyler Vormittag, et al. v. Taco Bell Corp., Taco Bell of America, Inc. and Yum! Brands, Inc.* was filed in the Supreme Court of the State of New York, County of Suffolk. Mr. Vormittag, a minor, alleges he became ill after consuming food, which was allegedly contaminated with E. coli 0157:H7, purchased from a Taco Bell restaurant in Riverhead, New York. Subsequently, ten other cases have been filed naming the Company, Taco Bell Corp. and/or Taco Bell of America and alleging similar facts on behalf of other customers.

According to the allegations common to all the Complaints, each Taco Bell customer became ill after ingesting contaminated food in late November or early December 2006 from Taco Bell restaurants located in the northeast states implicated in the outbreak. As these lawsuits are new, no discovery by any party has been undertaken. However, the Company believes, based on the allegations, that the stores identified in at least five of the Complaints are in fact not owned by the Company or any of its subsidiaries. As such, the Company believes that at a minimum it is not liable for any losses at these stores. We have provided for the estimated costs of this litigation, based on a projection of potential claims and their amounts as well as the results of settlement negotiations in similar matters. But in view of the inherent uncertainties of litigation, there can be no assurance that the outcome of the litigation will not result in losses in excess of those currently provided for in our Consolidated Financial Statements.

PROPOSED INTERNAL REVENUE SERVICE ADJUSTMENTS Recently, the Internal Revenue Service (the "IRS") informed the Company of its intent to propose certain adjustments based on its position that the Company did not file Gain Recognition Agreements ("GRAs") on a timely basis in connection with certain transfers of foreign subsidiaries among its affiliated group. The Company plans to seek clarification of the IRS's position. Based on the Company's current understanding of the IRS's position, the Company believes that the filing of GRAs in this matter was not required; and it further believes that, even if required, the Company would be granted relief for a later filing. Although the Company believes that the IRS's position will not be upheld, if the IRS were to prevail, the Company could be required to make incremental tax payments that would be material in amount. The Company intends to vigorously contest the IRS's position and does not believe that the resolution of this matter will have a material adverse impact on the Company's financial results or condition.

OBLIGATIONS TO PEPSICO, INC. AFTER SPIN-OFF In connection with the Spin-off, we entered into separation and other related agreements (the "Separation Agreements") governing the Spin-off and our subsequent relationship with PepsiCo. These agreements provide certain indemnities to PepsiCo.

Under terms of the agreement, we have indemnified PepsiCo for any costs or losses it incurs with respect to all letters of credit, guarantees and contingent liabilities relating to our businesses under which PepsiCo remains liable. As of December 30, 2006, PepsiCo remains liable for approximately $23 million on a nominal basis related to these contingencies. This obligation ends at the time PepsiCo is released, terminated or replaced by a qualified letter of credit. We have not been required to make any payments under this indemnity.

Under the Separation Agreements, PepsiCo maintains full control and absolute discretion with regard to any combined or consolidated tax filings for periods through October 6, 1997. PepsiCo also maintains full control and absolute discretion regarding any common tax audit issues. Although PepsiCo has contractually agreed to, in good faith, use its best efforts to settle all joint interests in any common audit issue on a basis consistent with prior practice, there can be no assurance that determinations made by PepsiCo would be the same as we would reach, acting on our own behalf. Through December 30, 2006, there have not been any determinations made by PepsiCo where we would have reached a different determination.

23.

Selected Quarterly Financial Data (Unaudited)

2006	**First Quarter**	**Second Quarter**	**Third Quarter**	**Fourth Quarter**	**Total**
Revenues:					
Company sales	**$ 1,819**	**$ 1,912**	**$ 1,989**	**$ 2,645**	**$ 8,365**
Franchise and license fees	**266**	**270**	**289**	**371**	**1,196**
Total revenues	**2,085**	**2,182**	**2,278**	**3,016**	**9,561**
Restaurant profit	**284**	**301**	**321**	**365**	**1,271**
Operating profit	**282**	**307**	**344**	**329**	**1,262**
Net income	**170**	**192**	**230**	**232**	**824**
Diluted earnings per common share	**0.59**	**0.68**	**0.83**	**0.83**	**2.92**
Dividends declared per common share	**0.115**	**0.15**	**—**	**0.60**	**0.865**

2005	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenues:					
Company sales	$ 1,810	$ 1,902	$ 1,975	$ 2,538	$ 8,225
Franchise and license fees	244	251	268	361	1,124
Total revenues	2,054	2,153	2,243	2,899	9,349
Restaurant profit	259	266	294	336	1,155
Operating profit	251	261	308	333	1,153
Net income	153	178	205	226	762
Diluted earnings per common share	0.50	0.59	0.69	0.77	2.55
Dividends declared per common share	0.10	0.115	—	0.23	0.445

The first three quarters of 2005 were restated pursuant to the adoption of SFAS 123R. See Note 2.

Selected Financial Data

YUM! Brands, Inc. and Subsidiaries

(in millions, except per share and unit amounts)

	Fiscal Year				
	2006	2005	2004	2003	2002
Summary of Operations					
Revenues					
Company sales	**$ 8,365**	$ 8,225	$ 7,992	$ 7,441	$ 6,891
Franchise and license fees	**1,196**	1,124	1,019	939	866
Total	**9,561**	9,349	9,011	8,380	7,757
Closures and impairment expenses[a]	**(59)**	(62)	(38)	(40)	(51)
Refranchising gain (loss)[a]	**24**	43	12	4	19
Wrench litigation income (expense)[b]	**—**	2	14	(42)	—
AmeriServe and other (charges) credits[c]	**1**	2	16	26	27
Operating profit	**1,262**	1,153	1,155	1,059	1,030
Interest expense, net	**154**	127	129	173	172
Income before income taxes and cumulative effect of accounting change	**1,108**	1,026	1,026	886	858
Income before cumulative effect of accounting change	**824**	762	740	618	583
Cumulative effect of accounting change, net of tax[d]	**—**	—	—	(1)	—
Net income	**824**	762	740	617	583
Basic earnings per common share	**3.02**	2.66	2.54	2.10	1.97
Diluted earnings per common share	**2.92**	2.55	2.42	2.02	1.88
Cash Flow Data					
Provided by operating activities	**$ 1,302**	$ 1,238	$ 1,186	$ 1,099	$ 1,112
Capital spending, excluding acquisitions	**614**	609	645	663	760
Proceeds from refranchising of restaurants	**257**	145	140	92	81
Repurchase shares of common stock	**983**	1,056	569	278	228
Dividends paid on common shares	**144**	123	58	—	—
Balance Sheet					
Total assets	**$ 6,353**	$ 5,797	$ 5,696	$ 5,620	$ 5,400
Long-term debt	**2,045**	1,649	1,731	2,056	2,299
Total debt	**2,272**	1,860	1,742	2,066	2,445
Other Data					
Number of stores at year end					
Company	**7,736**	7,587	7,743	7,854	7,526
Unconsolidated Affiliates	**1,206**	1,648	1,662	1,512	2,148
Franchisees	**23,516**	22,666	21,858	21,471	20,724
Licensees	**2,137**	2,376	2,345	2,362	2,526
System	**34,595**	34,277	33,608	33,199	32,924
U.S. Company blended same store sales growth[e]	**—**	4%	3%	—	2%
International Division system sales growth[f]					
Reported	**7%**	9%	14%	13%	6%
Local currency[g]	**7%**	6%	6%	5%	7%
China Division system sales growth[f]					
Reported	**26%**	13%	23%	23%	25%
Local currency[g]	**23%**	11%	23%	23%	25%
Shares outstanding at year end	**265**	278	290	292	294
Cash dividends declared per common share	**$ 0.865**	$ 0.445	$ 0.30	—	—
Market price per share at year end	**$ 58.80**	$ 46.88	$ 46.27	$ 33.64	$ 24.12

Fiscal years 2006, 2004, 2003 and 2002 include 52 weeks and fiscal year 2005 includes 53 weeks.

Fiscal years 2006 and 2005 include the impact of the adoption of Statement of Financial Accounting Standards ("SFAS") No. 123R (Revised 2004), "Share Based Payment" ("SFAS 123R"). This resulted in a $39 million and $38 million decrease in net income, or a decrease of $0.14 and $0.13 to both basic and diluted earnings per share for 2006 and 2005, respectively. If SFAS 123R had been effective for prior years presented, reported basic and diluted earnings per share would have decreased $0.12 and $0.12, $0.12 and $0.12, and $0.14 and $0.13 per share for 2004, 2003 and 2002, respectively, consistent with previously disclosed pro-forma information. See Note 2 to the Consolidated Financial Statements.

From May 7, 2002, results include Long John Silver's ("LJS") and A&W All-American Food Restaurants ("A&W"), which were added when we acquired Yorkshire Global Restaurants, Inc.

The selected financial data should be read in conjunction with the Consolidated Financial Statements and the Notes thereto.

(a) See Note 4 to the Consolidated Financial Statements for a description of Closures and Impairment Expenses and Refranchising Gain (Loss) in 2006, 2005 and 2004.

(b) See Note 4 to the Consolidated Financial Statements for a description of Wrench litigation in 2006, 2005 and 2004.

(c) See Note 4 to the Consolidated Financial Statements for a description of AmeriServe and other (charges) credits in 2006, 2005 and 2004.

(d) Fiscal year 2003 includes the impact of the adoption of SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses the financial accounting and reporting for legal obligations associated with the retirement of long-lived assets and the associated asset retirement costs.

(e) U.S. Company blended same-store sales growth includes the results of Company owned KFC, Pizza Hut and Taco Bell restaurants that have been open one year or more. LJS and A&W are not included.

(f) International Division and China Division system sales growth includes the results of all restaurants regardless of ownership, including Company owned, franchise, unconsolidated affiliate and license restaurants. Sales of franchise, unconsolidated affiliate and license restaurants generate franchise and license fees for the Company (typically at a rate of 4% to 6% of sales). Franchise, unconsolidated affiliate and license restaurant sales are not included in Company sales we present on the Consolidated Statements of Income; however, the fees are included in the Company's revenues. We believe system sales growth is useful to investors as a significant indicator of the overall strength of our business as it incorporates all our revenue drivers, Company and franchise same store sales as well as net unit development. Additionally, as previously noted, we began reporting information for our international business in two separate operating segments (the International Division and the China Division) in 2005 as a result of changes in our management structure. Segment information for periods prior to 2005 has been restated to reflect this reporting.

(g) Local currency represents the percentage change excluding the impact of foreign currency translation. These amounts are derived by translating current year results at prior year average exchange rates. We believe the elimination of the foreign currency translation impact provides better year-to-year comparability without the distortion of foreign currency fluctuations.

Board of Directors

David C. Novak 54
Chairman, Chief Executive Officer and President,
Yum! Brands, Inc.

David W. Dorman 53
Senior Advisor and Partner, Warburg Pincus

Massimo Ferragamo 49
Chairman, Ferragamo USA, Inc.,
a subsidiary of Salvatore Ferragamo Italia

J. David Grissom 68
Chairman, Mayfair Capital, Inc.

Bonnie G. Hill 65
President, B. Hill Enterprises, LLC

Robert Holland, Jr. 66
Member, Cordova, Smart & Williams, LLC

Kenneth Langone 71
Founder, Chairman,
Chief Executive Officer and President,
Invemed Associates, LLC

Jonathan S. Linen 63
Advisor to Chairman, American Express Company

Thomas C. Nelson 44
Chairman, Chief Executive Officer and President,
National Gypsum Company

Thomas M. Ryan 54
Chairman, Chief Executive Officer and President of
CVS Corporation and CVS Pharmacy, Inc.

Jackie Trujillo 71
Chairman Emeritus,
Harman Management Corporation

Senior Officers

David C. Novak 54
Chairman, Chief Executive Officer and President,
Yum! Brands, Inc.

Graham D. Allan 51
President, Yum! Restaurants International

Scott O. Bergren 60
President and Chief Concept Officer, Pizza Hut

Jonathan D. Blum 48
Senior Vice President, Chief Public Affairs Officer,
Yum! Brands, Inc.

Emil J. Brolick 59
President of U.S. Brand Building

Harvey Brownlee, Jr. 46
Chief Operating Officer, KFC, U.S.A.

Anne P. Byerlein 48
Chief People Officer, Yum! Brands, Inc.

Christian L. Campbell 56
Senior Vice President, General Counsel, Secretary and
Chief Franchise Policy Officer, Yum! Brands, Inc.

Richard T. Carucci 49
Chief Financial Officer, Yum! Brands, Inc.

Greg Creed 49
President and Chief Concept Officer, Taco Bell

Gregg R. Dedrick 47
President and Chief Concept Officer, KFC

Peter R. Hearl 55
Chief Operating and Development Officer, Yum! Brands, Inc.
Acting President, Long John Silver's/A&W

Timothy P. Jerzyk 54
Senior Vice President, Investor Relations
and Treasurer, Yum! Brands, Inc.

Ted F. Knopf 55
Senior Vice President, Finance and Corporate Controller,
Yum! Brands, Inc.

Patrick C. Murtha 49
Chief Operating Officer, Pizza Hut, U.S.A.

Rob Savage 46
Chief Operating Officer, Taco Bell, U.S.A.

Samuel Su 54
President, Yum! Restaurants China

Shareholder Information

ANNUAL MEETING The Annual Meeting of Shareholders will be held at Yum! Brands' headquarters, Louisville, Kentucky, at 9:00 a.m. (EDT), Thursday, May 17, 2007. Proxies for the meeting will be solicited by an independent proxy solicitor. This Annual Report is not part of the proxy solicitation.

Inquiries Regarding Your YUM! Holdings

REGISTERED SHAREHOLDERS (those who hold YUM shares in their own names) should address communications concerning statements, address changes, lost certificates and other administrative matters to:

American Stock Transfer & Trust Company
59 Maiden Lane
Plaza Level
New York, NY 10038
Phone: (888)439-4986
International: (718)921-8124
www.amstock.com
or
Shareholder Coordinator
Yum! Brands, Inc.
1441 Gardiner Lane, Louisville, KY 40213
Phone: (800)439-4986
E-mail: yum.investor@yum.com

In all correspondence or phone inquires, please provide your name, your Social Security Number, and your YUM account number if you know it.

REGISTERED SHAREHOLDERS can access their accounts and complete the following functions online at the Web site of American Stock Transfer & Trust ("AST"): www.amstock.com.

- Access account balance and other general account information
- Change an account's mailing address
- View a detailed list of holdings represented by certificates and the identifying certificate numbers
- Request a certificate for shares held by AST
- Replace a lost or stolen certificate
- Retrieve a duplicate Form 1099-B
- Purchase shares of YUM through the Company's Direct Stock Purchase Plan
- Sell shares held by AST

Access accounts online at the following URL: *https://secure.amstock.com/Shareholder/sh_login.asp*. Your account number and Social Security Number are required. If you do not know your account number, please call AST at (888)439-4986 or YUM Shareholder Coordinator at (800)439-4986.

BENEFICIAL SHAREHOLDERS (those who hold YUM shares in the name of a bank or broker) should direct communications about all administrative matters related to their accounts to their stockbroker.

YUMBUCKS AND SHAREPOWER PARTICIPANTS (employees with YUMBUCKS options or SharePower options) should address all questions regarding your account, outstanding options or shares received through option exercises to:

Merrill Lynch/SharePower
Stock Option Plan Services
P.O. Box 30446
New Brunswick, NJ 08989-0446
Phone: (800)637-2432 (U.S.A., Puerto Rico and Canada)
(732)560-9444 (all other locations)

In all correspondence, please provide your account number (for U.S. citizens, this is your Social Security Number), your address, your telephone number and mention either YUMBUCKS or SharePower. For telephone inquiries, please have a copy of your most recent statement available.

EMPLOYEE BENEFIT PLAN PARTICIPANTS
Capital Stock Purchase Program .... (888)439-4986
YUM Savings Center .... (888)875-4015
YUM Savings Center ...... (617)847-1013 (outside U.S.)
P.O. Box 5166
Boston, MA 02206-5166

Please have a copy of your most recent statement available when calling. Press 0#0# for a customer service representative and give the representative the name of the plan.

Shareholder Services

DIRECT STOCK PURCHASE PLAN A prospectus and a brochure explaining this convenient plan are available from our transfer agent:

American Stock Transfer & Trust Company
P.O. Box 922
Wall Street Station
New York, NY 10269-0560
Attn: DRIP Dept.
Phone: (888) 439-4986

LOW-COST INVESTMENT PLAN Investors may purchase their initial shares of stock through NAIC's Low-Cost Investment Plan. For details contact:

National Association of Investors Corporation (NAIC)
711 West Thirteen Mile Road
Madison Heights, MI 48071
Phone: (877) ASK-NAIC (275-6242)
www.better-investing.org

FINANCIAL AND OTHER INFORMATION Visit the Investors Page of the company's Web site, www.yum.com/investors, for stock and dividend information and other YUM information of interest to investors. Earnings and other financial results, corporate news and company information are also available online.

Copies of Yum! Brands' SEC Forms 8-K, 10-K and 10-Q and quarterly earnings releases are available free of charge. Contact Yum! Brands' Shareholder Relations at (888) 298-6986 or e-mail yum.investor@yum.com

Securities analysts, portfolio managers, representatives of financial institutions and other individuals with questions regarding Yum! Brands' performance are invited to contact:

Tim Jerzyk
Senior Vice President, Investor Relations/Treasurer
Yum! Brands, Inc.
1441 Gardiner Lane
Louisville, KY 40213
Phone: (502) 874-8006

INDEPENDENT AUDITORS
KPMG LLP
400 West Market Street, Suite 2600
Louisville, KY 40202
Phone: (502) 587-0535

Capital Stock Information

The following table sets forth the high and low stock prices, as well as cash dividends declared on common stock, for each quarter in the two-year period ended December 30, 2006:

	2005			**2006**		
Quarter	Dividends Declared Per Share	High	Low	**Dividends Declared Per Share**	**High**	**Low**
First	$ 0.10	$ 51.65	$ 45.12	**$ 0.115**	**$ 51.17**	**$ 46.75**
Second	0.115	53.19	46.96	**0.15**	**53.67**	**47.66**
Third	—	53.32	46.86	**—**	**51.91**	**44.93**
Fourth	0.23	52.17	46.70	**0.60**	**63.47**	**51.18**

STOCK TRADING SYMBOL—YUM
The New York Stock Exchange is the principal market for YUM Common Stock.

SHAREHOLDERS At year-end 2006, Yum! Brands had approximately 90,000 registered shareholder accounts of record of YUM Common Stock.

DIVIDEND POLICY Yum! Brands initiated payment of quarterly dividends to our shareholders in 2004. Future dividend payments have been targeted to equal a payout ratio of 35% to 40% of net income.

Stock Performance Graph

This graph compares the cumulative total return of our Common Stock to the cumulative total return of the S&P 500 Stock Index and the S&P 500 Consumer Discretionary Sector, a peer group that includes YUM, for the period from December 28, 2001 to December 29, 2006, the last trading day of our 2006 fiscal year. The graph assumes that the value of the investment in our common stock and each index was $100 at December 28, 2001 and that all dividends were reinvested.


YUM!
S&P 500 Index
S&P 500 Consumer Discretionary Sector

	12/28/01	12/27/02	12/26/03	12/23/04	12/30/05	12/29/06
YUM	**$ 100**	**$ 98**	**$ 137**	**$ 189**	**$ 193**	**$ 245**
S&P 500	$ 100	$ 75	$ 94	$ 104	$ 107	$ 122
S&P Consumer Discretionary	$ 100	$ 73	$ 100	$ 112	$ 106	$ 124

Franchise Inquiries

DOMESTIC FRANCHISING INQUIRY PHONE LINE
(866) 2YUMYUM (298-6986)

INTERNATIONAL FRANCHISING INQUIRY PHONE LINE
(972) 338-8100 ext. 4480

ONLINE FRANCHISE INFORMATION
http://www.yum.com/franchising/default.asp

Yum! Brands' Annual Report contains many of the valuable trademarks owned and used by Yum! Brands and subsidiaries and affiliates in the United States and worldwide.


FSC
Mixed Sources

The papers, paper mills and printer utilized in the production of this Annual Report are all certified to Forest Stewardship Council (FSC) standards, which promote environmentally appropriate, socially beneficial and economically viable management of the world's forests.

Design: Sequel Studio, New York Photography: James Schnepf

Doing great things for our community!

At Yum! Brands, we believe in the power of giving back to the community to make a difference in the lives of our customers and their families.

We commit ourselves to giving back to the communities we serve and to making a difference by financially supporting hundreds of charities across the globe.

Our efforts are primarily focused on nourishing the minds, bodies and spirits of people in need. We do this through unique programs dedicated to hunger relief, scholarships, reading incentives and mentoring at-risk teens.

Here's a brief look at some of our Community Mania:





Pizza Hut's BOOK IT! Program. For over 20 years, children have found reading a lot more fun and rewarding, thanks to the BOOK IT! Programs. BOOK IT! is the largest reading incentive program in the nation and since 1985, the company has invested nearly a half billion dollars in helping create a passion for reading in children of all ages.

The Kentucky Fried Chicken Foundation. KFC Colonel's Scholars Program is empowering students to improve their lives by providing up to $5,000 a year in scholarship awards for high school seniors. The first 50 scholars were selected in 2006 and the next 50 will be announced in May 2007.

YUMeals. Hunger remains a pressing social issue in America. One in ten children under the age of five runs the risk of going to bed hungry every night. To help address this issue, Yum! created the world's largest prepared food recovery program. We now donate over 11 million pounds of prepared food to the hungry every year.

Champions for Teens. Partnering with Boys & Girls Clubs of America, the Taco Bell Foundation impacts more than 1 million teens a year. Since 1995, Taco Bell, its franchisees and customers have donated over $17 million to help provide teens with leadership, educational and career opportunities.

China Youth Development Foundation. KFC China and CYDF have created a special scholarship fund to help Chinese students in need with their college education. KFC also provides part-time jobs for those students who wish to support themselves while in college.

ChildLine. KFC UK supports many community activities and charities including ChildLine, a free, 24-hour help-line for children facing danger. Trained volunteers counsel the children and provide needed support for those who feel they have nowhere else to turn.

We Do Society Right Program. KFC and Pizza Hut Thailand help build schools and improve the lives of children in need. Since 2000, they have raised enough funds to build 10 new elementary schools and have provided countless scholarships, books, clothes and other assistance.

The Millennium Foundation/Reach. YRI Australia helps raise money to support critical medical research. KFC Australia is also involved heavily with Reach, an organization working to reduce youth suicide by providing peer group support to teens.

And much, much more around the globe.


A&W

KFC

Long John Silver's

Pizza Hut

TACO BELL

Alone We're Delicious. Together We're Yum!


INDIAN




Yum!

END